BANK ONE.



one

2002 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

FOR THE YEAR ENDED DECEMBER 31,	2002	2001	% change
(Dollars in millions, except per share and headcount data)			
SEGMENT RESULTS			
Retail Banking	$ 1,390	$ 1,181	18
Commercial Banking	617	700	(12)
Card Services	1,166	907	29
Investment Management	411	362	14
Corporate	(289)	(468)	(38)
Cummulative effect of change in accounting principle, net of taxes of ($25)	—	(44)	N/M
Total Corporation net income (loss)	$ 3,295	$ 2,638	25
FINANCIAL PERFORMANCE			
Return on average assets	1.25%	0.98%	
Return on average common equity	15.2%	13.4%	
Net interest margin	3.8%	3.7%	
Efficiency ratio	56.4%	59.7%	
CONSOLIDATED RESULTS			
Total revenue, net of interest expense	$ 16,831	$ 15,861	6
Net interest income – fully taxable-equivalent ("FTE") basis	8,740	8,769	—
Noninterest income	8,236	7,223	14
Provision for credit losses	2,487	2,510	(1)
Noninterest expense	9,581	9,551	—
Net income	3,295	2,638	25
AT YEAR-END			
Loans	$ 148,125	$ 156,733	(5)
Assets	277,383	268,954	3
Deposits	170,008	167,530	1
Common stockholders' equity	22,440	20,226	11
Headcount	73,685	73,519	—
Cash dividends declared	0.84	0.84	—
Book value	19.28	17.33	11
Market price	36.55	39.05	(6)
CAPITAL RATIOS			
Risk-based capital:			
Tier 1	9.9%	8.6%	
Total	13.7%	12.2%	
Leverage	8.9%	8.2%	

N/M=Not meaningful

Bank One made very good progress in 2002. We earned $3.3 billion – or approximately 15% return on equity (ROE) – versus $2.6 billion in 2001. In many ways 2002 ended the "fix-it" chapter for Bank One. I can now say that we are appropriately and responsibly investing in all parts of our business. This clearly wasn't true in the past. In 2003 we will continue to make substantial investments in all areas, including people, technology, marketing, products, branches, and branding.

Today Bank One is positioned to grow properly and profitably. Our discipline and investments will drive revenue growth. Efficiency will gradually improve operating margins and pay for our investments. Credit will improve due to our pruning and better management of exposures and the eventual economic recovery.

In this letter I will review our accomplishments of 2002 and share how we will build on this progress in 2003 and beyond. I will also discuss some critical subjects in the news.

This year I've asked the heads of our four main lines of business, as well as our Chief Information Officer and our Chief Risk Management Officer, to add to this letter with their own shareholder letters. Each area is facing specific business opportunities and challenges, and each leader does an outstanding job of assessing and addressing them.

You will note some consistent themes across our lines of business. First, we are not in any business where we can't effectively compete. Second, each of our businesses is beginning to perform and demonstrate signs of growth. Third, each is realizing its competitive advantages and becoming an efficient, best-in-class provider.

As you read our letters, I hope you feel – as I do every day – the growing energy and competitive spirit at Bank One.

I. THE IMPORTANCE OF 2002 ACCOMPLISHMENTS

By the end of 2002 we had significantly cut expenses, run off large, unprofitable, and risky books of business, consolidated and upgraded massively complex systems and operations, strengthened our management teams, and implemented highly structured risk controls. I am extremely pleased that during a time of dramatic change we were also able to show growth.

Building our fortress balance sheet. We ended the year with Tier 1 capital of 9.9% and a loan-loss reserve ratio of 3.2% – both among the highest of all major banks. Even if new accounting rules require us to move certain off-balance-sheet exposures, such as asset-backed conduits, onto our balance sheet, our capital ratios will continue to be among the strongest in the industry.

Our pension obligations are fully funded. This year we expanded our authorized share buyback program from $500 million to $2 billion and to date have purchased more than $600 million of stock.

In the event of continued economic weakness, we are extremely well capitalized and well reserved. We are also well protected against rising interest rates, which I will talk about later in this letter.

Tier 1 Capital


10.0%
9.5
9.0
8.5
8.0
7.5
7.0
6.5
6.0
2000
2001
2002

Building a foundation for growth while sustaining strong and expanding margins. In 2003 expenses will increase approximately $300 million, to $9.9 billion. A large portion of this increase is related to the expensing of options and higher medical, pension, and insurance costs. Your company is also dramatically increasing investments in key areas such as new products, marketing, systems, and branch upgrades. This spending is what I would call good spending. While these investments increase expenses in the short run, they fortify and drive growth in the long run.

Realizing the benefits of a risk management culture. Today we are more disciplined in assessing and pricing risk than ever before. Moving to a more rigorous and disciplined risk management process has been difficult for both our people and our customers, but in 2002 we began to see the fruits of our labor. Credit costs were down in middle market in every quarter of the year, and nonperforming loans in both corporate banking and middle market were down in the third and fourth quarters. In the last cycle our losses were worse than those of our competitors. In the next cycle our goal is to do better than our competitors and I am confident we can achieve it.

Anticipating a decline in credit costs. Although we don't know when the economic recovery will begin, we do know that we are in very good shape, regardless of whether the economy improves slowly or even gets worse for a while. It is unlikely that we will need to increase reserves, raise capital, or modify our investment spending. When the recovery does take hold, as it inevitably will, credit losses in both the consumer and commercial businesses should trend down to more normal levels.

The one issue to keep in mind is the lumpiness of the large corporate credit losses. There are still some industries showing weaknesses, such as airlines and merchant energy, which could keep the losses in corporate banking fairly high for the next several quarters.

I will talk later about how we intend to manage the credit cycle, but clearly any continued reduction in loss rates will add to earnings. Eventually, we may find ourselves in a situation where we have a clear need for lower loss provisioning. That's a problem that we can't wait to have!

Some thoughts on United Airlines. In the fourth quarter Bank One provided $600 million of debtor-in-possession (DIP) financing to United Airlines. This is an extremely large loan to a troubled company. We insisted that the DIP financing stand on its own two feet. As such, we believe the protections built into the financing provide us with good collateral coverage. Even in the worst possible case (liquidation of the company), we could expect to get our money back on our DIP financing.

One factor in our decision to make this loan was our credit card relationship with United. Reward programs are extremely important for the future of the credit card business and this particular program would be very hard to replace. It is in our interest that United return to full health.

While we are hoping for a positive outcome, and are doing whatever is in our power to make that happen, we need to take into consideration the worst-case scenario.

In the event the worst case does happen, we would expect to write off several hundred million dollars not related to the DIP financing, but to the various costs associated with discontinuing and trying to replace the United rewards program.

It is a complicated calculation of probabilities that brought us to this position. If the worst case does occur, we are prepared to work as hard as it takes to make up for it.

Efficiency Ratio


85%
80
75
70
65
60
55
50
45
40
2000
2001
2002

Converting and upgrading systems. This year we completed the virtually flawless conversion of our two most complex systems, Michigan and Illinois. We did not spend the past two years simply converting many poor systems into one. That alone would have been a tremendous accomplishment, but we also massively upgraded major systems, including check processing, deposit systems, loan systems, cash management systems, and banker workstations. In the process we became one of the first financial institutions to launch online check imaging, which is available free of charge to all customers. Our plans for 2003 are equally impressive.

In-sourcing our systems capabilities. We don't believe our technology accomplishments would have been possible if we had continued to rely on outsourced systems. During the past 18 months we have in-sourced most of our systems, hiring more than 1,700 new technology professionals. These people are patriots – not mercenaries – who are allowing us to take control of our destiny. They are developing a deep understanding of our customers and they share our passion for winning by improving service, expanding capabilities, and reducing costs.

We are also in-sourcing and upgrading our data processing capabilities by building two state-of-the-art, secure, fully mirrored facilities that offer real-time backup.

With our volume of business and the quality of our people, we do not believe we are sacrificing any economies of scale or capability by managing the technology ourselves. In fact, we are seeing evidence to the contrary.

Strengthening and broadening management disciplines. Our success depends upon our ability to develop great business strategies, improve products and customer service, execute well, and pay attention to every asset, every branch, every employee, every detail.

To that end we are setting the highest expectations and standards for ourselves. We are not there yet, but given our rate of progress, we will be there soon.

Ensuring "good" growth. Profitable, sustainable, properly underwritten growth is not a vision; it is the result of excellent management discipline, an unrelenting focus on execution, consistent management of risk, a competitive product set, and outstanding customer service.

In 2002 we began to see signs of good growth. Debit cards, credit cards, home equity loans, assets under management, and capital market revenues are all growing. And for the first time in five years, we are beginning to see growth in retail transaction accounts. While we aren't where we want to be, we are clearly seeing signs that we're moving in the right direction.

Total Revenue, Net of Interest Expense ($B)



$ 18
17
16
15
14
13
12
11
$ 10
2000
2001
2002

In addition, we are nearing the completion of the deliberate runoff of business (and unfortunate nondeliberate runoff due to the many changes made in the last three years) in both our commercial and consumer businesses.

Furthermore, we're making all the investments necessary to drive future growth, from enhanced technology to new products and marketing.

Most important, because of the tough work we have done, we can now begin to grow our businesses responsibly and more aggressively, knowing that the growth is profitable, sustainable, and properly underwritten – not the kind of growth that we might regret later in the business cycle.

We expect 2003 to be a decent year (weaker in the beginning and stronger as the year goes on) and, assuming a reasonable level of economic recovery, 2004 could be a very good year.

II. THOUGHTS ON QUALITY OF EARNINGS AND MANAGING GROWTH, THE BALANCE SHEET, AND WALL STREET

The first thing people talk about when discussing company results is earnings, but earnings tell just a small part of the story and sometimes not even the most important part. Decisions that can positively or negatively affect earnings one year can easily have the opposite effect in future years. Each decision must be evaluated by how it will affect not just the short term but also the long-term health of the company.

Measuring results through a complete and balanced scorecard. Any financial company can improve earnings in the short run by taking on additional risk and cutting back on investments in people, products, service, and brand. Such decisions, however, may not be in the company's best interest long-term. Those companies may report short-term growth, but it may be the kind of growth one comes to regret. Good companies fight for profitable, sustainable growth that builds over time. They don't make shortsighted decisions to achieve it and they don't offer excuses when they don't achieve it.

The real trick is in managing the risk/reward trade-off – while still being prepared for different economic environments and investing in the future. We seek good growth – profitable, sustainable, well-underwritten growth that builds over time. Getting there requires the use of a complete and balanced scorecard – one that goes beyond earnings to address many questions, such as:

- Are we recruiting and developing great people?
- Are we investing wisely for the future?
- Are we innovating better products?
- Are we relentlessly improving our core processes?
- Are we making good returns on capital?
- Are we properly underwriting and managing our risk?

Business leaders are frequently asked to identify their "three big areas of focus." It's a frustrating question. If you want to build a great company, you must focus on many issues – and balancing them is an art.

Managing through cycles and recessions. We must be able to manage our business through difficult cycles and recessions.

A lot of people have referred to our current economic environment as "a perfect storm," but the reality is that our country has experienced and survived many storms. In the past 20 years alone, we have been involved in numerous military conflicts, some countries have defaulted multiple times, and we have experienced at least three significant recessions. It's hard to predict when a storm will happen, but one thing is inevitable: it will happen.

We cannot control these events; we can barely predict them. But we can, and must, be prepared for them. Risk is not symmetrical. You can make a lot of money in the good times, but if you aren't careful, you'll go bankrupt in the bad.

The most cyclical part of *our* business is the credit cycle. We must risk rate and price exposures to get a good return through the cycle – not just during the good times.

Allowance to Period-End Loans


3.5%
3.0
2.5
2.0
1.5
1.0
2000
2001
2002

Last year I told you we had moved to a more granular risk rating system (a 20-grade system versus a 12-grade system) that helps us more accurately rate credits and allows for direct comparisons to public ratings and, where applicable, to market prices. If we properly rate credits and manage our risk, credit losses through the cycle can be fairly predictable.

For example, in corporate banking, we believe that if we properly rate our credits, average losses will be approximately 60 to 80 basis points through the cycle – or as low as 20 to 30 basis points in the good times and as high as 150 to 175 basis points in the bad. We would like to run the business to achieve a 15% average ROE. This means in the good times we should earn in excess of 20%, and in the bad, we must be prepared to earn as low as 5% to 10%.

In middle market, we believe our losses could be as low as 20 to 30 basis points in the good times and as high as 100 basis points in the bad. As such, we should achieve an average ROE of approximately 20% through the cycle.

Clearly we will always try to mitigate the downside, but at the same time we must rationally plan for it.

Managing interest rate exposure. Interest rate exposure is another area in which financial services companies can assume excess risk – often at great peril. As with underwriting credit, good analysis of interest rate exposure is rooted in facts and evaluations based on a variety of realistic assumptions and scenarios. This analysis should be a never-ending process.

Although we analyze hundreds of variables, only a few can dramatically change results. For example, three of the biggest assumptions in our interest rate models are:

- How competitive pricing of new credit cards will change with interest rates;
- How consumer deposits will act in various interest rate environments;
- How interest rate changes will affect the values of mortgages.

It is often natural for a financial services company to maintain some interest rate risk since short-term funding rates are usually lower than long-term rates. In the past, it was better for companies to fund short and lend long. Recently, however, we have positioned ourselves to benefit modestly from various rising interest rate scenarios. The decision cost us approximately $400 million in revenue in 2002 and thus impacted revenue growth. We based our decision on a strong belief that rates are near historic lows and, while they could go a little lower, they could clearly go a lot higher during the next several years. Given that risk is not symmetrical, we are willing to pay the price to protect ourselves against a significant rise in interest rates.

Creating flexibility with a fortress balance sheet. As discussed earlier, companies can also increase earnings fairly easily by increasing their leverage. In 2002 we could have increased earnings by 25 to 30 cents a share simply by buying back $5 billion in stock, which would have reduced our Tier 1 capital from 9.9% to a still healthy 7.8%. However, by not doing this, we haven't lost these earnings. Instead, we think of them as "earnings-in-store" that will become evident as we deploy our capital. Our current capital position reduces our risk and provides us with greater flexibility.

Analyzing quality of earnings. There is an active debate about whether GAAP earnings properly reflect results or whether results are better reflected through "operating," "core," or "pro forma" numbers. These differences are, at best, confusing and, at worst, artificial and misleading. However, it is critical that shareholders understand the quality and *type* of earnings. Certain earnings are, in fact, nonrecurring, and we are committed to fully disclosing and distinguishing between those results we view as recurring and those that are not.

For example, we have a $31.6 billion corporate banking loan book, which we hold reserves against and *don't* mark-to-market. We hedge approximately 20% with credit derivatives, which we *do* mark-to-market through the income statement. We believe we are making the right economic decisions to manage and hedge our risk (usually to reduce individual credit exposures to levels with which we are comfortable). Although we expect the credit derivatives position to go up or down every quarter, we do not consider the mark-to-market impact to be real earnings. That's why we have separately disclosed the credit derivatives notional amount and the quarterly mark-to-market impact.

Similarly, we don't expect all gains on investments to be recurring. For example, we have $2 billion in equity investments, from which we anticipate an adequate return (although we haven't made much lately). It is reasonable for shareholders to expect an average return of 10%, even though we think we will do much better. We certainly don't anticipate a high valuation on peak-year investment earnings. We make every effort to give you the numbers as clearly as possible and then let you decide.

Managing Wall Street. CEOs often feel enormous pressure from Wall Street to deliver quarterly and annual earnings, but I would venture to say that most of our investors don't really care about 1 or 2 cents of quarterly earnings. They do, however, want to understand the dynamics of our business, to be assured that we are looking at our business with brutal honesty, and to feel confident that we are taking the right actions, however difficult, to ensure long-term success.

That's why we strive to tell our whole story – the good, the bad, and the ugly. In doing so, we know we may earn the respect of some, lose the respect of others, but ultimately attract the kind of shareholders who seek balanced tough decision making that is in the company's best, long-term interest.

Net Income (Loss)
($B)



$ 3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
(0.5)
$(1.0)
2000
2001
2002

Growing organically versus through acquisitions. Our first objective in each of our businesses is to achieve good returns. To that end we must first demonstrate the capacity to grow organically without relying upon acquisitions. We believe this is possible in all of our businesses. If we can't run our own businesses well, then we have not earned the right to run someone else's. In 2002 we made tremendous progress toward earning that right.

Banks have been consolidating for a long time, and I believe this trend will continue. The industry is still highly fragmented and there are still tremendous economies of scale to be achieved in systems, branding, product innovation, and diversification.

To be attractive, a potential acquisition must meet our criteria with regard to three critical factors:

- Price
- Business logic
- Ability to execute

We know these are extremely complex transactions and that many brilliantly conceived acquisitions have failed because of their inability to overcome crippling bureaucracies, culture clashes, or office politics. Yet companies that acquire well have been enormously successful.

Bank One is in a fortunate position. We can – and will – continue to grow on our own. We do not have to acquire to be successful. However, if the right acquisition opportunity presents itself, we are now ready and able to pursue it. But the rationale must be compelling.

III. COMMENTS ON RECENT NEWS EVENTS

The root cause of many of the recent problems in corporate America (at least in my opinion) was a complete lack of business ethics. Weak corporate governance practices, poor accounting standards, and bubble markets simply created additional opportunities for people to abuse the system. While we can't legislate ethics, we can strengthen governance practices, reduce flexibility in interpreting accounting guidelines, and improve disclosure requirements.

Strengthening corporate governance. Extreme examples of corporate fraud and deceit prompted a rigorous, but appropriate, focus on corporate governance issues in 2002. Many of the changes now being adopted will have little effect on the vast majority of companies – they had the right principles, although practices varied. Conversely, some of the corporate governance actions will have a material impact on the small number of companies that had the wrong principles *and* practices.

One of the wonderful attributes of this country and American business, however, is that we are constantly reforming and striving to improve.

Governance has been a focus at Bank One for several years. When I joined the company in 2000, one of our first actions was to dramatically reduce the size of the Board. It is hard to have a candid dialogue or make meaningful decisions in a group of 22 people. (As one of my friends says, "The bigger the crowd, the better the news.") We also limited the number of inside directors to one – me.

In addition, we directly tied executive compensation to company performance. You may remember that we paid no bonuses to our senior management team in 2000, even though many of us were new to the company.

In 2001 I asked the Board to meet without me to review my performance. We have since formalized our governance policies to require twice-yearly board sessions without the CEO. We also stipulated that senior management must maintain ownership of 75% of all stock they obtain through options or restricted stock. In addition, we eliminated the Supplemental Executive Retirement Plan and 401(k) match for senior executives.

This year we modified every Board committee charter to reflect the highest standards of governance. In the second quarter we began expensing stock options and in the fourth quarter we created a Board Governance Committee to ensure that we maintain the best practices and principles. We also eliminated split-dollar life insurance. (We should have done that sooner.) Shareholders can continue to feel confident that we are striving to manage according to the highest standards of governance and that senior management will be the first to pay the price for inadequate company performance.

The need for tougher accounting standards. While the current debate has centered on whether we need a rules-based or principles-based accounting system, I believe we need both stricter rules and better principles in accounting. The enormous flexibility that currently exists in accounting has made it extremely difficult for investors to properly assess a company's results. While progress has been made in these areas, we must continue to be vigilant, particularly with regard to:

1. *Improved application of principles.* The goal in reporting should be to clarify – not obfuscate – results. Technical accounting rules should never be used as an excuse for non-disclosure of material information. For example, just because an exposure is off-balance-sheet doesn't mean it doesn't exist and that it shouldn't be talked about if it might have a material effect on results.

2. *Better disclosure of assumptions.* When accounting rules are sensitive to assumptions, those assumptions should be fully disclosed, including a discussion of what would happen if those assumptions changed. This should be done consistently across companies in like industries so investors can make valid comparisons.

3. *Stricter and consistent application of rules (i.e., those not based on assumptions).* For example, in the credit card business, regulators should tell us exactly how to account for credit card charge-offs and recoveries. Right now companies have multiple choices, and an investor would have to be a detective to figure out the impact of these differences. Create one strict set of rules to allow for direct comparison across companies.

Until accounting rules and principles are applied rigorously and consistently, it will be difficult to compare and analyze results across like companies, and the unethical will continue to have opportunities to abuse the system.

We are continuously striving to the best of our ability to improve our reporting and enhance our disclosures.

IV. REALIZING THE POWER OF THE FRANCHISE WHILE FOCUSING ON WHAT REALLY MATTERS

Our customers are our top priority, but we can't meet their needs without the full backing and support of our employees. That's why I consider our 74,000 employees to be our most important asset. They know all about their businesses and are the ones who should be making the vast majority of decisions.

Getting the best from our people. "Empowerment" may be an overused and misunderstood word, but we simply can't win without it. We must constantly seek to improve our products, invent new ones, and give our customers better, faster service – preferably at a lower cost. Innovation doesn't come from one department or one individual. It comes when everyone participates, and people participate when they feel respected as full members of the team. (Wouldn't each of us advise friends to look for a new job if their company didn't treat them this way?) We will never stop trying to foster the spirit of partnership among all our employees at Bank One.

We also believe our employees should share in the company's success. That's why we've built stock ownership into our culture. Today more than 90% of our employees who have been with us a year or more own Bank One stock. And although we will continue to reward people with options, we are considering changes in the programs to make them less capricious and more effective. We will also continue to put stock into the 401(k) accounts of all employees who earn less than $40,000 a year, regardless of whether they buy stock on their own.

Giving people a stake in the company, however, goes well beyond financial rewards. Incentives must be done right, but they aren't what matters most. Our employees are not here just for the money. They are here because they want to be part of a winning team.

Creating a winning team takes hard work and there is no substitute for it. Teams do not win because they have a new stadium or the best uniforms. Some of the best teams don't even have the best individual athletes. Teams win because they are disciplined, they work well together, they execute consistently, and they have a passion to win.

Building a self-sustaining culture. We are working to build a culture based on truth, knowledge, constructive debate, a passion to win, and the courage to face and fix mistakes.

We encourage people with diverse styles to work together. We recognize that there are legitimate differences in style, and that's OK. However, we do not confuse poor behavior with "style differences." For example, if a manager doesn't foster active and honest communication, that's not a "style difference." That's bad management.

Our commitment is to create a self-sustaining culture that will ensure the health of this company for decades to come.

Leadership is key to creating a healthy culture. It's management's job to see things for what they are – and, just as important – for what they aren't. My experience is that if you ask people to tell you the truth about what needs to be done, they'll tell you. Our responsibility is to create a company that promotes this kind of constructive exchange. Then – and I believe this is the hardest part of leadership – we must have the fortitude and courage to take action and do the right things, however difficult.

Problems don't age well. Addressing them early may be hard, but in the long run it's far less painful.

Giving back. Our success has enabled us to give back to our communities. In 2002 we donated $40 million in cash to local nonprofit organizations. Our greatest source of pride, however, is in our employees, who have contributed tremendous time and talent to worthwhile causes throughout the country.

We are also proud of our commitment to pay the full salary differential for the entire tour of duty of all Bank One employees called to serve our country. These individuals are willing to make the ultimate sacrifice. Their lives – and the lives of their families – should not be made more stressful by financial hardship.

In closing. I am thrilled to report that Bob Lipp, chairman and CEO of Travelers Property Casualty Corporation, and Steve Burke, president of Comcast Cable Communications, have accepted our invitations to join our Board of Directors. Both bring to Bank One tremendous management experience and the highest standards of ethics and integrity. I am honored that they have chosen to commit their energies to our company.

Bank One exits 2002 financially stronger than it has been in years, with sharpened disciplines and signs of growth. We end the year as one company, operating as one team, with one brand.

There is one thing we strive for above all else: to build one of the best financial services companies in America – a company that stands the test of time. All of us want to feel proud when it's time to pass this company along to the next generation. Building a vibrant, healthy company is in the best interests of everyone – our shareholders, customers, employees, and, ultimately, our country. And we intend to do it.



James Dimon
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
FEBRUARY 14, 2003

one commitment 60 million customers

Implicit in our strategy is the commitment to serve those who put their trust and their confidence in Bank One. How we serve them speaks to a deeper commitment to understand, appreciate and respond to individual needs.


PERSONAL CHECKING
OVERDRAFT PROTECTION
CERTIFICATE OF DEPOSIT
PAYROLL PROCESSING
CREDIT/DEBIT CARD PROCESSING
BUSINESS TERM LOANS
BUSINESS LINE OF CREDIT
LETTER OF CREDIT
BUSINESS CHECKING
CASH MANAGEMENT

KATRINA MARKOFF

ENTREPRENEUR AND CHOCOLATIER

CUSTOMER SINCE 1997

Sweet sensation

Katrina Markoff is a daring soul. An Indiana native with Macedonian roots, she's that rare combination of artist and entrepreneur who's able to take unlikely ingredients and turn them into gold. Her grandmother, who taught her that love can start in a kitchen, wasn't surprised when Katrina started selling chocolates in a hatbox, but truffle lovers were blown away. And they weren't the only ones to sit up and ask for more.

As the owner and creative force behind Vosges Haut-Chocolat, Katrina doesn't lack for confidence. Her bold moves and uncanny combinations are grounded in training from Le Cordon Bleu and a relentless desire to get things right. What began in her basement is now generating annual sales of $2 million. She's got two boutiques, strong sales through the Internet, and plans to open a shop in New York. She's also got a bank that appreciates how a little Japanese wasabi root or Indian curry powder can turn a bonbon into a bonanza.

"They've been much more than a bank to me," says Katrina, as she juggles two phones and three mixing bowls. "The people at Bank One act like consultants and partners. They brought me a recipe for growth, and with their help I've been able to bring my 'haut-chocolat' experience to the world."

That's one sweet relationship.

With nearly **$10 billion** in loans outstanding, Bank One is the country's **5th** leading lender to small businesses.

In 2002 the Retail Investment Sales group sold **$5.4 billion** in investment products, an increase of $540 million from 2001.

PERSONAL CHECKING, MORTGAGE, & CREDIT CARD

INTERNATIONAL TRADE & TREASURY SERVICES

INFORMATION REPORTING & CHECK IMAGING

RECONCILEMENT & DISBURSEMENT SERVICES

LOCKBOX & SAFEKEEPING SERVICES

FOUNDATION CHECKING ACCOUNT

CREDIT/DEBIT CARD PROCESSING

LINE OF CREDIT & TERM LOAN

MONEY MARKET INVESTMENTS

FOREIGN EXCHANGE SERVICES

FOREIGN CHECK COLLECTION

INDUSTRIAL REVENUE BONDS

ACH & EDI TRANSACTIONS

PAYROLL PROCESSING



EDWARD KAPLAN

ENGINEER AND VISIONARY

CUSTOMER SINCE 1992

Earning its stripes

Zebra Technologies is one of America's fastest-growing companies. Since 1992 the company has increased annual sales from $58 million to $450 million, and now has a market cap near $2 billion. Ed Kaplan, Zebra's leader and cofounder, says the company's growth trajectory is based on meeting customer needs. "To keep Zebra on track, our team delivers operational excellence and innovative products," he remarks. "Our employees meet these demands, and we expect the same from our bank. They must be as fast and nimble as we are."

Bank One helps Zebra by providing a variety of domestic and international services that improve efficiency and speed productivity. "We're a technology company, so we're always looking to technology to make things work better, and Bank One has definitely come through in that area," states Ed. "They've provided us with a host of Web-based applications and technological solutions that have made our lives easier. They anticipate our needs. That's the best type of financial partnership you can have."

When it comes to meeting Ed's financial needs, it's not all black and white. That's why today, Bank One's relationship with Ed Kaplan extends beyond his business to include helping him manage his personal wealth and his foundation.

Could there be a new king of the jungle out there?

Bank One ranks as one of the top 3 bank issuers of commercial cards to large corporate and middle market customers.

In 2002 Bank One maintained its strong 4th place league table position in syndicated loans, gaining both in absolute and relative volume.


BUSINESS CREDIT CARD
PERSONAL CHECKING & SAVINGS
BUSINESS LINE OF CREDIT
BUSINESS CHECKING & SAVINGS
MORTGAGE LOAN


LOCKBOX PROCESSING
PERSONAL CREDIT CARD
ONLINE BANKING
LETTERS OF CREDIT
529-COLLEGE SAVINGS PLAN

PAUL AND ADRIENNE FREGIA WITH DANIELLE AND PRESTON

ENTREPRENEURS, PARENTS AND FIRST-TIME INVESTORS

CUSTOMERS SINCE 1984

How one thing leads to another

Paul Fregia didn't think much about it when he first opened his checking account at Bank One. His office was located in the Bank One headquarters' building, so it made sense. Today, however, location has nothing to do with it.

"What started as a relationship of convenience has turned into a solid partnership based on trust," says Paul, who has since started his own business. Beginning with a simple checking and savings account, Paul went on to work with Bank One to secure a home loan, start-up capital for his own company and ongoing business financing. Recently Paul's wife got into the act as well, establishing Bank One business banking accounts to support her newly opened medical practice.

"Relationships are the building blocks of any successful business," says Paul, owner of Grandma Maud's DownHome Cookin'®. "What we appreciate most is the ability of our banker to learn about our goals and then pull together the full range of services we'll need to achieve them."

With the businesses now established and growing, the Fregias' focus is on their growing family as well. Today they are working with Bank One to prepare a financial plan that will ensure college educations and – yes, they're already thinking about it – weddings for the kids.

That's definitely another trip to the bank.

Each hour $17.7 million in purchases are made with Bank One credit cards.

Customers can choose from more than 1,200 co-branded, affinity and other cards issued by Bank One in association with many of America's favorite brands.


TRUSTEE BANK • CUSTODIAN SERVICES • INVESTMENT MANAGEMENT • DONOR ADVISED FUND

CAROL CRENSHAW

FINANCIAL MASTERMIND – THE CHICAGO COMMUNITY TRUST

CUSTOMER SINCE 1929

Trusted ally

"Our needs may appear simple, but that doesn't mean they're easy," says Carol Crenshaw, chief financial officer of The Chicago Community Trust, the nation's second-oldest community foundation. "We require outstanding investment assistance and risk management along with a steady stream of workable solutions for challenges as varied as Chicago itself."

So where does Carol turn for such assistance? An often-called number connects her to Bank One's institutional investment group, which manages $110 million of the Trust's endowment funds.

Proper management of that money means a world of difference to thousands of not-for-profit groups. Each year the Trust extends more than $40 million in grants to organizations that care for the homeless, protect battered women and educate the youth. Continued success like that requires strong partners.

Bank One has been an active and committed trustee of The Chicago Community Trust since 1929. It's a lasting relationship that continues to grow and evolve. In 2002 the bank developed, through the Trust's corporate affiliate, The Chicago Community Foundation, a donor advised fund program that enables contributors to establish named funds and recommend grants to eligible charitable groups. "It's a great idea," says Carol, "one that will further our mission of identifying and assisting worthy groups throughout the region."

Here's to a 74-year relationship that's still going strong.

Institutional investment sales increased by 26% from 2001, resulting in $78 billion in institutional assets with Banc One Investment Advisors.

Bank One's CollegeChoice 529 Investment Plan[SM], featuring numerous investment portfolios, was introduced in 2002 and grew to $100 million in assets.

RETAIL BANKING

REVENUE: $6,285 MM
NET INCOME: $1,390 MM
ASSETS: $71.4 B

Checking and Savings Accounts
Consumer Lending
Small Business Banking
Debit/ATM Cards
Investment Accounts
Insurance
Online Banking and Bill Pay
Home Loans

COMMERCIAL BANKING

REVENUE: $4,111 MM
NET INCOME: $617 MM
ASSETS: $93.7 B

Global Cash Management
Commercial Lending
Loan Syndications
Commercial Cards
Investment Management
Asset-Backed Finance
Investment Grade Securities
Derivatives
Foreign Exchange
Global Trade

Percentage of total revenue



37%
24%
29%
10%

CARD SERVICES

REVENUE: $4,864 MM
NET INCOME: $1,166 MM
ASSETS: $45.3 B

Credit Cards
Affinity Cards
Rewards Cards
Smart Cards
Stored-Value Cards
Business Cards
Hybrid Cards
Merchant Processing

INVESTMENT MANAGEMENT

REVENUE: $1,718 MM
NET INCOME: $411 MM
ASSETS: $8.7 B

Portfolio Management
Mutual Funds
Financial Planning
Brokerage
Private Client Services
Corporate and Personal Trust
Alternative Asset Management
Insurance
Retirement Services
Securities Lending
Custody and Master Trust

74,000 employees one goal

Success is measured in many ways, but for us the ultimate success is to connect with our customers and advance their best interests. Each and every day, in thousands of places and in countless ways, Bank One reaches its customers with specific solutions and individual answers.

Dream catcher



"People don't simply want a bank account. What they want is a relationship with someone they trust who can help them achieve their goals. The account is simply a means to an end. Whenever I meet with new customers, it's my job to connect with them and get a sense of their goals and dreams – whether it's buying a first home, preparing for a new baby, planning for retirement or sending a child off to college. The way I see it, if a customer leaves my desk without that conversation, then I haven't done my job."

Clearly, Gita Chopra is doing her job. Today she's the leading relationship banker in the country. "The people I work with aren't simply customers. They have truly become friends. I take an active interest in where their lives are going, and am proud of the role we at Bank One can play to help them get there."

GITA CHOPRA
RELATIONSHIP BANKER
EMPLOYEE SINCE 1994



2,839 relationship bankers provide solutions for 6.9 million retail households across 14 states.

1.4 million customers use bankone.com for their online banking, an increase of 30% from 2001.

DEAR SHAREHOLDER:

Retail Banking produced strong financial results in 2002. Net income increased 18% from the prior year and ROE was 22%. We grew our core businesses while aggressively downsizing several under-performing portfolios. The liquidation of our under-performing portfolios reduced assets by almost $4.5 billion, revenues by $198 million, and negatively impacted 2002 earnings. While these actions hurt our short-term financial performance, they will improve our long-term returns.

We are extremely focused on growing our core businesses – retail branch banking, small business banking, and consumer lending. These businesses are very attractive, with ROEs in excess of 25% excluding our liquidating portfolios. We intend to grow by leveraging our existing network of 1,795 branches, by opening new branches and, eventually, through acquisition.

End of Period Retail Core Deposits ($B)


$ 70
65
60
55
$ 50
2000
2001
2002

Our success depends on growing our core deposit franchise and then cross-selling our other products through financial profiles that uncover customer needs. This past year marked the first time since 1998 that we opened more accounts than we closed. While we are glad that we reversed the trend, we will not be satisfied until we have achieved meaningful and consistent growth in this account base accompanied by robust cross-selling.

MARKETING AND PRODUCT FOCUS We have increased both the effectiveness and the amount we spend on marketing and are committed to having the best products in the market. This past year we rolled out several new product initiatives including free checking and free online imaged statements, and we eliminated the assisted teller fee. We will constantly look for ways to make our products more attractive to our customers.

STRENGTHENING OUR SALES FOCUS We have dramatically improved our internal sales effort, growing our sales force from 2,296 to 2,839 at year-end. We have moved our salespeople to production-based compensation and our internal sales campaigns are now tightly coordinated with our external marketing efforts.

IMPROVING THE CUSTOMER EXPERIENCE To be successful, we must decrease the level of account attrition. Our research indicates most of our customers leave us within the first year because they aren't put into an account appropriate for their needs. In response, we have changed our procedures to ensure a qualified salesperson takes a comprehensive look at a customer's financial needs when opening an account. Additionally, our focus is on opening all new accounts with convenience items such as debit cards, direct deposit and bill pay to increase customer satisfaction and retention.

We are confident these actions will decrease attrition and ultimately result in increased sales. Using our financial profiles, we are in a stronger position to assess other customer needs that create opportunities to cross-sell a loan, credit card, investment product, CD, or savings account.

We are also making our branches and ATMs more convenient and attractive places to conduct business. We are extending hours in 85% of our branches by 10 hours per week, or an increase of 20%, and we are upgrading branch interiors, exterior signage and ATMs. While extending hours provides a greater convenience for our customers, it also provides us more time to meet with customers, which will increase sales.

STRENGTHENING MANAGEMENT DISCIPLINE We are running our branch system with far greater discipline. We have set clear expectations for our people and we communicate with them constantly. Equally important is our rigorous process of reviewing progress against these expectations as we coach our people toward success.

GOING FORWARD Our 1,795 branches provide a tremendous advantage as we seek to grow our franchise. In our communities, Bank One is well recognized as a market leader. We are the number one or two bank in nearly half of our markets, which translates to strong name recognition. The convenience of our branches and ATMs makes us an attractive choice for customers in need of banking products. Our size and strength allow us to attract and retain the best people as well as deliver the most relevant product set at the most competitive prices. Our goal is to leverage all these advantages to provide a trusted, consistent customer experience in every branch, every day.

We believe our future is extremely bright. We have a qualified and dedicated team of people serving our customers. We have a passion for winning in the marketplace. The business has outstanding returns, and we are confident in our ability to grow it profitably.

Charles W Scharf

Charles W. Scharf

President and CEO, Retail Banking

In the cards

Pauline Trusiak was born to be a banker, or at least she thinks so. Her father, who also works for Bank One, first brought her to work when she was six. Now, several years and a few degrees later, Pauline manages a $400 million commercial card portfolio that includes two of Bank One's largest commercial card customers, ChevronTexaco and the University of California.

"There's nothing I like better than delivering an innovative, out-of-the-box solution for my customers," explains Pauline between phone calls. "On second thought," she adds, "maybe there's one thing that's better – I love winning business away from a competitor."

PAULINE TRUSIAK
COMMERCIAL CARD CONSULTANT
EMPLOYEE SINCE 1990



With nearly 20% of the market share, Bank One is the #1 originator of debit ACH transactions for commercial customers.

Charge volume on Bank One commercial card products increased more than $1.0 billion, or 21%, in 2002.

DEAR SHAREHOLDER:

Commercial Banking successfully tackled several ambitious and difficult tasks in 2002 that strengthened our business and positioned us for the future. We created one integrated line of business with one set of common systems and moved an important part of our franchise, American National Bank, to the Bank One brand. Along the way we proved to ourselves and to the public that we have the leadership and teamwork it takes to successfully identify and execute complex changes when they are right for our business.

FINANCIAL RESULTS Overall, our full-year ROE for the large corporate business was 9% and 13% for the middle market. This is below our expectations and was negatively impacted by our efforts to further reduce credit exposure and the ongoing challenge of the current economic environment.

However, in the fourth quarter of 2002 we realized an improvement in our net charge-offs. Credit losses for the large corporate business were at 1.03%, an improvement of 99 basis points from fourth quarter 2001, and 0.70% for middle market, an improvement of 105 basis points from the prior-year quarter. These improved credit losses drove ROE increases, with large corporate at 15% and middle market at 17%.

Net Charge-Offs
($MM)


$350
300
250
200
150
100
50
$ 0
4Q 01
1Q 02
2Q 02
3Q 02
4Q 02

OUR BUSINESS IS POISED FOR GROWTH In addition to moving to one set of common systems, we simultaneously upgraded many of our systems and products. We continued to improve existing processes to further increase revenue in core products and decrease our operating costs, while simplifying our operating environment. The result is a solid foundation of systems, products and services that allows us to be more flexible and respond quickly to market demands.

Our product groups, global treasury services and capital markets, remain leaders in their fields. Our cash management products continue to be ranked in the top five of all cash management categories, and our emerging product areas, including commercial card and electronic products, realized strong growth. Fee-based cash management revenue did decline due to the reduction of our loan exposure and lower interest rates as well as companies migrating from paper to electronic transactions.

Despite very turbulent market conditions in many of the product segments in which capital markets competes, 2002 finished on a high note, with profitability up 10% from a record 2001 performance. Additionally, we maintained or improved our capital markets product rankings, including placing third for credit card and seventh for automotive in the term asset-backed markets and maintaining a fourth-place position in loan syndications, while increasing market share.

In addition to investing in our systems, we also invested in state-of-the-art workstation tools to enhance our understanding of our customers and help manage those relationships. Upon the complete deployment of these tools in the first quarter of 2003, we will have an unprecedented view of our customers, not to mention a standardized methodology for tracking profitability.

What we learned about ourselves in 2002 may prove to be our most significant accomplishment. We are moving forward with a confidence that can only be gained from setting aggressive goals and executing them successfully. The leadership, teamwork and tenacity displayed by our people are unmatched by anything I have witnessed in my career.

LOOKING AHEAD In 2003 we will focus our energy on doing what we do best – building relationships with our customers, listening carefully to their needs, ensuring that our products and services meet those needs and providing high-quality execution. Many new products and product enhancements are under development, and there will be a significant investment in service. We will also continue to communicate with our clients early and often, a strategy that gave us an advantage last year.

I began by explaining how our activities in 2002 have positioned us for growth. I'll conclude by saying how confident I am in our future. We certainly have new challenges ahead of us. You can be assured, however, that we will apply the same discipline to growing our business this year as we did to laying a solid foundation in 2002.



James S. Boshart III
President and CEO, Commercial Banking

Problem = Opportunity + Opportunity + Opportunity

After spending more than 30 years in customer service, there aren't many things Richard Jackson hasn't seen or heard before. He manages each situation as if it's his first, but a single philosophy drives each interaction. "In every problem, there's an opportunity," he says. "The secret is in listening carefully to each person. No two situations are alike. The moment you think you have the answer before hearing the problem is the moment you're in trouble."

"There's a reason people pull one credit card out of their wallet and not another," Richard explains. "Most of the time it's a decision based on trust – trust that if there's a problem it will be solved without hassle or delay." Today Bank One Card Services meets the needs of 50 million credit card customers and maintains one of the highest customer satisfaction ratings in the industry.

Looks like these cardmember service advisors aren't missing many opportunities at all.

RICHARD JACKSON
CARDMEMBER SERVICE ADVISOR/
MARKETING COORDINATOR
EMPLOYEE SINCE 1999



Each week Card Services advisors answer about 923,000 phone calls from customers across the world.

The Bank One Card Services business card portfolio grew by 23% in 2002.

DEAR SHAREHOLDER:

At Card Services we made solid progress on our growth initiatives in 2002 as we benefited from a focus on control and profitability in the previous year. We took the lead in quality, credit and co-branding, and we significantly closed the gap in our drive to become the lowest-cost provider.

We have reengineered many processes around the customer, allowing us to deliver industry-leading service. Better product pricing and more feature choice for our cardmembers helped reinforce customer loyalty, while our six Card Services operating centers provided high levels of customer service. This positive performance allows us to focus our resources on enhancing our 50 million credit card relationships as well as acquiring more profitable and stable accounts.


End of Period
Outstandings ($B)
2001
2002
$ 75
70
65
60
$ 55
1Q
2Q
3Q
4Q

We also rebalanced our credit card loan portfolio, employing improved credit cycle skills and more intelligent asset management. Our risk-based, customer-driven strategies allowed us to take these actions. As a result, in 2002 we saw excellent credit performance, an *11% increase in charge volume, an 8.7%* growth in outstandings, and strong evidence of a more loyal customer base.

LEADING BRANDS HELP DRIVE GROWTH Our new business development effort, guided by our strategy to become the preferred partner of America's leading brands, was successfully restarted in 2002. With the addition of large new co-brand partners such as Amazon.com, BJ's Wholesale Club®, The Walt Disney Company, UPS® and many others, we now have triple the co-brand relationships of our nearest competitor and anticipate growth from these additions beginning in 2003. As more and more consumers switch to rewards-based payment products, our partnerships give us a powerful competitive advantage.

The Mileage Plus segment did well throughout 2002 despite the financial difficulties experienced by United Airlines. Cardmembers responded to our expanded suite of products and rewards promotions, and we expect to continue rewarding customer loyalty with aggressive promotions this year. As I write this letter, we remain cautiously optimistic about the future of this portfolio, although the successful reorganization of United Airlines is necessary for the program to remain viable.

Our brand awareness work began in 2002 and included the successful conversion of millions of First USA cards to the Bank One brand. At the same time we launched our first-ever national television advertising campaign to build awareness of our extensive credit card product line, our partnerships with well-known American icons, and our new name.

FOCUS ON LOWER COSTS AND BETTER RESPONSE RATES We've worked hard to drive down costs as we aspire to become the industry's lowest-cost provider. None of us will be satisfied until we reach that goal. We pushed down our average cost per active statement and expect further benefits from our focus on quality and infrastructure. The improvements are not ends in themselves, but rather point to our efforts to better the customer experience at every touch point. The resulting lower costs and higher customer satisfaction are evidence of a quality dividend we will continue to enjoy.

Net response rates to our direct mail campaigns were relatively flat in 2002. We did not perform as well as some of our peers for most of the year; however, we are tackling this concern. Our new analytical models, which help us *increase our response rates, show a lot of promise.* We are dedicated to improving this capability, as it is critical for our growth projections.

MOVING FORWARD For 2003, we look to our customers for steady growth and improved profitability. We also expect our partners and prospective partners to continue to rely on our expertise. We are committed to maintaining our credit improvements and strengthening our share of the payments business. Several major co-brand and new product launches take center stage in the first half of the year, and we will continue to keep service levels high and costs low. Know that you have a management team committed to building a strong cards and payments business for Bank One, and we appreciate your support.

Philip G. Heasley
President and CEO, Card Services

Numbers guy

Anthony Chan possesses a scholar's love of economics. Although he spends a tremendous amount of time mining the data, Anthony's particular passion is sharing his analysis of how economics applies to real life. Whether he's talking with analysts about economic trends, reviewing strategy with institutional clients, or making a presentation to investors, Anthony helps people see beyond the obvious. Every number tells a story, he says. His goal is to put those numbers together in a way that anticipates where the story is going.

So far, Anthony's doing a great job of predicting. As chief economist for Bank One's Investment Management Group, he helps guide the course of $162 billion in assets under management. In 2002 the value of those assets increased 14%, despite the overall sluggish economy. In anybody's classroom, that performance deserves an "A".

ANTHONY CHAN, PH.D.
CHIEF ECONOMIST
BANC ONE INVESTMENT ADVISORS
EMPLOYEE SINCE 1994


performance



In 2002 One Group® mutual fund assets grew 21% versus an industry average of -8%.

The 118 investment professionals at Banc One Investment Advisors have an average investment experience of more than 13 years.

DEAR SHAREHOLDER:

In 2002 the Investment Management Group had another year of challenging market conditions and nervous investors. It was the third consecutive year of volatile and unfavorable securities markets, but it was our third consecutive year of double-digit asset and earnings growth. On a year-to-year basis, assets under management grew 14%; earnings grew 14%; and expenses decreased 4%, including restructuring-related charges and reversals.

Assets under management, a key driver of our earnings, grew from $143 billion to $162 billion in 2002, while mutual fund assets industry-wide experienced an 8% decline. In the 2002 year-end edition of *Barron's*, Banc One Investment Advisors ranked better than two-thirds of its peers in its ability to protect equity investors and shareholders during difficult markets. We also ranked second in our ability to retain equity assets.


Assets Under Management ($B)
$175
150
125
$100
1999
2000
2001
2002

DISCIPLINED RESULTS By adhering to a disciplined asset management philosophy, our money managers keep delivering competitive investment returns – avoiding fads and short-term trends. We are forever conscious of the risk inherent in the investment markets. We cannot eliminate that risk, but we can attempt to manage it for our clients. In 2002 our equity returns, although at negative levels, stood up well against peer averages, as the equity markets reeled from geopolitical, corporate integrity and economic concerns. Our fixed income team excelled in one of the most difficult bond markets we've ever seen. Our fixed income Lipper rankings are top-tier for one-, three- and five-year time periods.

Another key to our financial performance is the same principle we espouse for our clients – diversification. We are not overly dependent on any single client segment, asset style or product category. This breadth of product and distribution helped produce record investment sales in 2002. In retail brokerage, sales of mutual funds and annuities reached $5.4 billion, 11% above sales in 2001. In our institutional business, investment sales hit a new record, $30 million as measured by annualized revenue, 66% above last year. Neither of these achievements would have happened without the strong support of our Retail and Commercial Banking partners. In our third-party distribution business, sales of One Group® through external channels reached $3 billion, 94% above 2001 levels.

GROWTH INITIATIVES Our private client services business continued to develop an integrated platform to serve the needs of high net worth individuals. We added 73 new private client services advisors and made real progress leveraging Bank One's commercial relationships. During 2002 average deposits increased by $1.3 billion, 19% more than 2001. However, the market value of customer assets declined 15%. This is an attractive, high-growth business in which Bank One has tremendous potential to be a major player.

Going forward, another area of growth for us will be insurance services. In 2002 we brought in an experienced executive management team that launched several successful products and developed a solid game plan to grow on multiple levels. One of our priorities will be to acquire life and annuity insurance manufacturing capabilities.

We realize we can only reach our long-term goals with both organic growth and acquisitions. Throughout the year we looked hard at a number of companies to extend our manufacturing and distribution capabilities; however, we didn't find the right target at the right price. We'll keep looking, but we're not willing to make an acquisition just for the sake of doing so. As the securities markets continue to struggle, we believe there will be attractive opportunities to consider.

Finally, at year-end we announced a realignment of our companies to further accelerate growth. Retail investment services has become part of Retail Banking. Private client services has become a stand-alone business. The Investment Management Group will now focus exclusively on our asset management, corporate trust and insurance capabilities. This new structure recognizes the value of each of these businesses to the future of Bank One and positions the corporation to maximize their earnings in the years ahead.



David J. Kundert
President and CEO, Investment Management

On guard

Dan Casey knows that everything in life is a risk. The trick is in knowing which ones are worth taki
understanding how to price the risk and realizing that the nature of risk is constantly changing.

"It's an interesting and challenging business because you have to react quickly to both opportun and threats," says Dan, who's spent most of his career working on risk- and credit-related issue Fortune 500 clients. "The events of this past year clearly demonstrate that you have to be vigilan on top of every situation. You can never let your guard down if you're going to manage risk and managed by it."

At Bank One, everyone's a risk manager. Dan's just got it in his title.

DANIEL CASEY

SENIOR UNDERWRITER/RISK MANAGEMENT

EMPLOYEE SINCE 2002



Bank One's 3.2% ratio of reserves to loans stands among the best in the industry.

Bank One's nonperforming loans decreased by $275 million, or 8%, from 2001.

DEAR SHAREHOLDER:

Being the Chief Risk Officer for a leading financial institution presented significant challenges in 2002. With a market characterized by significant corporate misbehavior and fraud, continued decline in stock values, a soft economy, high consumer debt, rising personal bankruptcies, and a lack of market growth, solid risk management discipline was more important than ever.

The good news is that Bank One was prepared for these difficult times. We began restructuring risk management disciplines in late 2000, with continuing improvements through 2002. This enabled us to improve our risk profile and react quickly to a rapidly changing economic environment. Our balance sheet is strong and our risk profile is healthy. Compared with 2001, we have lower charge-offs (managed basis) and nonperforming loans that reduce earnings volatility.

Managed Net Charge-Offs ($MM)


$ 3.2
3.0
2.8
2.6
2.4
2.2
$ 2.0
1-2Qs
3-4Qs
2001
2002

RISK MANAGEMENT IS A STATE OF MIND Risk management is the responsibility of every Bank One employee, not just the corporate risk staff. Each of our 74,000 employees owns the risk issues of his or her specific daily activities. Our basic principles of risk management include:

- Know your business and customer.
- Think outside the box.
- Raise red flags immediately.
- Be forward looking as to where risk might lurk.
- Get paid for risk.
- Manage risk dynamically.

Incorporating these principles into employees' mindsets and activities is a cultural shift we emphasize throughout the organization.

Risk management governance approach and infrastructure changes were put into place in 2002 to support this cultural shift. Each line of business head and chief risk officer chairs a risk committee overseeing changes in policy, business initiatives, current risk profiles and market conditions. Weekly risk reports highlight key changes in business trends and serve to identify risk issues and create mitigation plans. We're developing new processes and systems to improve risk measurement and reporting. Our focus includes credit, market and operational risk, as they all contribute to our overall risk profile.

UPGRADING RISK MANAGEMENT PEOPLE, PROCESS AND SYSTEMS Although we run Card Services and Retail units as separate lines of business, we integrated those risk management activities under one Consumer Chief Risk Officer to better manage the credit relationships of our consumer customers across all products. To support this growing portfolio, we added depth to the risk management team, revamped underwriting systems/models, and improved data quality and reporting.

Commercial Banking risk management practices continue to become more sophisticated. We aggressively manage credit risk to our corporate, middle market, global treasury and capital markets customers through active portfolio management; a focus on risk/reward; forward-looking, externally focused risk measurement; risk-based limit setting and monitoring; expanded loan risk distribution (sales and credit derivatives); an evolution to more sophisticated portfolio management tools; and routine testing of probability of default and loss given default assumptions.

We applied risk management philosophies and committee structures consistent with the Commercial Banking governance structure to private client services to have consistent methods of risk assessment across all lines of business. Within Investment Management, we identified issues that created operational and reputational risk and developed new processes to minimize those risks.

PROFITING FROM SMART RISK DECISIONS Much has been printed about Bank One's participation in the financing of two separate United Airlines Debtor-In-Possession (DIP) credit facilities. Due to our credit card relationship with United, we clearly have a vested interest in a healthy, prosperous United Airlines franchise. However, we did not compromise our risk principles; the transactions stand on their own merits. They are well structured, well priced and clearly within our credit competence of execution.

MAKING A NAME FOR OURSELVES Aggressive portfolio management techniques and proactive risk management disciplines allowed us to manage and prosper in a challenging year. We're confident that we'll be known for our core competency in risk management disciplines. With strong risk disciplines in place, we are poised to support growth – focused on balancing risk and reward to build a stronger future for Bank One.

Linda Bammann
Chief Risk Management Officer

One system won


reduced
loan systems to
6 from 11
8.3 million
customer accounts converted
invested
$100 million
in imaging technology
$200
million
saved in annual
operating costs
1 million
hours invested in systems development
eliminated
600
banking software
applications
conducted
500,000
hours of conversion
readiness training
replaced
44,000
personal computers
and teller stations

DEAR SHAREHOLDER:

In today's financial services marketplace, technology is a critical component for success. We believe that when technology is developed in a cooperative and synergistic way throughout the enterprise, it can become a competitive advantage.

Two years ago Bank One launched strategic initiatives to standardize computer systems and streamline operations nationwide. The objectives of both were to improve customer service, simplify our employees' work and reduce costs.

A "HERCULEAN EFFORT" In the last 18 months we have successfully completed four major system conversions, essentially tripling the number of customer accounts on the standard deposit platform from four million to 12 million. When plans were announced to accomplish statewide system conversions for Michigan and Illinois in 2002, the media and industry analysts viewed the commitment with skepticism, saying it would take a "Herculean effort."

It was with tremendous pride that we deemed completion of the last major state conversion – Illinois in November 2002 – an unqualified success. It was the largest conversion of any type in Bank One history, and in my 30-year banking career I have never seen a more seamless, large conversion with virtually no significant customer impacts.

In addition to the enormous effort put forth for conversion activities, we continued to streamline our operations and enhance our systems.

- We realized an annual savings of $53.2 million as a result of credit card and operating site consolidations and improved productivity.
- We developed a desktop system that allows frontline employees to provide tailored financial solutions for customers.
- We built a check image archive and retrieval system that now provides all Bank One customers with access to digital images of their checks on bankone.com.
- We upgraded our national telecommunications network for faster information retrieval and improved customer service.
- We brought a number of functions in-house to build internal expertise and enable greater control of our technical support.

During the past 18 months we have invested heavily in time, dollars and people to create competitive parity. We hired more than 1,750 top-notch technology professionals, significantly increasing our workforce both in quantity and quality, while competitors and other businesses were reducing their headcount.

LOOKING FORWARD Completion of the major system conversions in 2002 allows us to redirect $200 million into the development of new technology. These investments will strengthen and expand our business and product offerings to better compete in the marketplace. We are also targeting an additional $100 million in savings in 2004 as we continue to better leverage our operating systems and infrastructure across the enterprise.

Moving into 2003, we will continue to consolidate and standardize our systems, but on a much smaller scale. We will work toward our three-year goal of reducing the total number of systems from 1,277 to less than 700. With much of the foundational work complete, we will align our energy and resources to focus on significantly improving our systems' availability for our customers, and on developing systems that provide products to increase corporate revenue.

Charter and System Reductions

JANUARY 2001	JANUARY 2002	JANUARY 2004
20 Bank Charters	15 Bank Charters	5 Bank Charters
9 Deposit Systems	6 Deposit Systems	1 Deposit System
11 Lending Systems	10 Lending Systems	3 Lending Systems

We will develop new technology to support our business lines in delivering quality products and services. Priorities include:

- A state-of-the-art teller banking system
- A new suite of Internet tools for commercial clients
- A relationship management system to provide better customer information
- New systems to better manage our financial planning and risk management
- An expanded ability to service customers across broad geographic areas

IN CLOSING We have an incredible sense of accomplishment when we review 2002. Our focus, our commitment, our productivity, and our pride – for what no one really thought could be accomplished in one year – have energized our team. We look forward to building on this foundation in 2003 to fully differentiate ourselves in the marketplace and improve Bank One's financial performance.

Austin A. Adams

Austin A. Adams
Chief Information Officer

PLANNING GROUP

James Dimon
Chairman and
Chief Executive Officer

Austin A. Adams
Chief Information Officer

Linda Bammann
Chief Risk Management
Officer

James S. Boshart III
President and CEO
Commercial Banking

William I. Campbell
Advisor

David E. Donovan
President and CEO
Private Client Services

Christine A. Edwards
Chief Legal Officer
and Secretary

Philip G. Heasley
President and CEO
Card Services

Larry L. Helm
President and CEO
Middle Market Banking

David J. Kundert
President and CEO
Investment Management

Jay Mandelbaum
Strategy and Business
Development

Sarah L. McClelland
Chief Auditor

Heidi Miller
Chief Financial Officer

Tyree B. Miller
President and CEO
Global Treasury Services

Charles W. Scharf
President and CEO
Retail Banking



Planning Group, Standing: Philip G. Heasley; David E. Donovan; Sarah L. McClelland; Larry L. Helm; James S. Boshart III; Christine A. Edwards; Charles W. Scharf; Tyree B. Miller; David J. Kundert; William I. Campbell *(Advisor). Seated:* Jay Mandelbaum; Linda Bammann; James Dimon; Austin A. Adams; Heidi Miller

BOARD OF DIRECTORS

James Dimon [5]
Chairman and
Chief Executive Officer
Bank One Corporation

John H. Bryan [1,4]
Retired Chairman
and Chief Executive Officer
Sara Lee Corporation
(CONSUMER PRODUCTS)

Stephen B. Burke
(Beginning February 2003)
President
Comcast Cable
Communications, Inc.
(CABLE COMMUNICATIONS)

James S. Crown [2,3]
General Partner
Henry Crown and Company
(Not Incorporated)
(DIVERSIFIED INVESTMENTS)

Dr. Maureen A. Fay, O.P. [2,3,5]
President
University of Detroit Mercy
(EDUCATION)

John R. Hall [2,4,5]
Retired Chairman
and Chief Executive Officer
Ashland, Inc.
(CHEMICAL REFINER, MANUFACTURER AND DISTRIBUTOR)

Laban P. Jackson, Jr. [1,5]
Chairman and
Chief Executive Officer
Clear Creek Properties, Inc.
(REAL ESTATE DEVELOPMENT)

John W. Kessler [2]
Owner
John W. Kessler Company
(REAL ESTATE DEVELOPMENT)

Robert I. Lipp
(Beginning February 2003)
Chairman and
Chief Executive Officer
Travelers Property Casualty
Corp.
(PROPERTY AND CASUALTY INSURANCE)

Richard A. Manoogian [2]
Chairman and
Chief Executive Officer
Masco Corporation
(DIVERSIFIED MANUFACTURER)

David C. Novak [1,4]
Chairman and
Chief Executive Officer
Yum! Brands, Inc.
(RESTAURANT OPERATIONS)

John W. Rogers, Jr. [1,3]
Chairman and
Chief Executive Officer
Ariel Capital Management, Inc.
(INSTITUTIONAL MONEY MANAGEMENT)

Frederick P. Stratton, Jr. [1,3]
Chairman Emeritus
Briggs & Stratton
Corporation
(ENGINE MANUFACTURER)

[1] *Member of the Audit and Risk Management Committee*

[2] *Member of the Compensation and Organization Committee*

[3] *Member of the Public Responsibility Committee*

[4] *Member of the Corporate Governance and Nominating Committee*

[5] *Member of the Executive Committee*

BANK ONE CORPORATION
INDEX TO FINANCIAL REVIEW

Selected Financial Information	34
Description of Business	35
Application of Critical Accounting Policies	35
Summary of Results	37
Balance Sheet Analysis	37
Business Segment Results	38
Business Segment Results and Other Data	38
Consolidated Results	53
Risk Management	56
Credit Risk Management	57
Liquidity Risk Management	58
Market Risk Management	59
Operational Risk Management	62
Credit Portfolio Composition	63
Asset Quality	66
Allowance for Credit Losses	68
Derivative Financial Instruments	72
Loan Securitizations and Off-Balance Sheet Activities	74
Capital Management	77
Forward-Looking Statements	79
Consolidated Financial Statements	80
Notes to Consolidated Financial Statements	84
Report of Management	109
Report of Independent Public Accountants	110
Selected Statistical Information	111

SELECTED FINANCIAL INFORMATION
BANK ONE CORPORATION and Subsidiaries

(In millions, except per share data, ratios, and headcount)	**2002**[5]	2001	2000	1999	1998
Income Statement Data:					
Total revenue, net of interest expense	**$ 16,831**	$ 15,861	$ 13,926	$ 17,713	$ 17,418
Net interest income – *fully taxable-equivalent (FTE) basis* [1]	**8,740**	8,769	8,974	9,142	9,469
Noninterest income	**8,236**	7,223	5,090	8,692	8,071
Provision for credit losses	**2,487**	2,510	3,398	1,249	1,408
Noninterest expense	**9,581**	9,551	11,608	11,490	11,545
Income (loss) before cumulative effect of change in accounting principle	**3,295**	2,682	(511)	3,479	3,108
Net income (loss)	**3,295**	2,638	(511)	3,479	3,108
Per Common Share Data:					
Income (loss) before cumulative effect of change in accounting principle:					
Basic	**$ 2.83**	$ 2.28	$ (0.45)	$ 2.97	$ 2.65
Diluted [2]	**2.80**	2.28	(0.45)	2.95	2.61
Net income (loss):					
Basic	**$ 2.83**	$ 2.25	$ (0.45)	$ 2.97	$ 2.65
Diluted [2]	**2.80**	2.24	(0.45)	2.95	2.61
Cash dividends declared	**0.84**	0.84	1.26	1.68	1.52
Book value	**19.28**	17.33	15.90	17.34	17.31
Balance Sheet Data – Ending Balances:					
Loans	**$148,125**	$156,733	$174,251	$163,877	$155,398
Total assets	**277,383**	268,954	269,300	269,425	261,496
Deposits	**170,008**	167,530	167,077	162,278	161,542
Long-term debt [3]	**43,234**	43,418	40,911	35,435	22,298
Common stockholders' equity	**22,440**	20,226	18,445	19,900	20,370
Total stockholders' equity	**22,440**	20,226	18,635	20,090	20,560
Credit Quality Ratios:					
Net charge-offs to average loans	**1.63%**	1.37%	0.81%	0.77%	0.97%
Allowance to period end loans	**3.20**	2.97	2.42	1.42	1.51
Nonperforming assets to related assets [4]	**2.38**	2.35	1.48	1.02	0.83
Financial Performance Ratios:					
Return (loss) on average assets	**1.25%**	0.98%	(0.19)%	1.36%	1.30%
Return (loss) on average common equity	**15.2**	13.4	(2.7)	17.1	15.9
Net interest margin	**3.78**	3.69	3.72	4.09	4.52
Efficiency ratio	**56.4**	59.7	82.5	64.4	65.8
Capital Ratios:					
Risk-based capital:					
Tier 1	**9.9%**	8.6%	7.3%	7.7%	7.9%
Total	**13.7**	12.2	10.8	10.7	11.3
Leverage	**8.9**	8.2	7.3	7.7	8.0
Common Stock Data:					
Average shares outstanding:					
Basic	**1,162**	1,166	1,154	1,168	1,170
Diluted [2]	**1,172**	1,174	1,154	1,178	1,189
Stock price, year-end	**$ 36.55**	$ 39.05	$ 36.63	$ 32.00	$ 51.06
Stock dividends	**—**	—	—	—	10%
Headcount	**73,685**	73,519[6]	80,778	87,735	92,800

(1) Net interest income-FTE includes taxable equivalent adjustments of $145 million, $131 million, $138 million, $121 million and $122 million for the years ended December 31, 2002, 2001, 2000, 1999 and 1998, respectively.

(2) Common equivalent shares and related income were excluded from the computation of diluted loss per share for the year-ended December 31, 2000 as the effect was antidilutive.

(3) Includes trust preferred capital securities.

(4) Related assets consist of loans outstanding, including loans held for sale and other real estate owned.

(5) Results include the effects of the consolidation of Paymentech, Inc. and Anexsys, LLC.

(6) Beginning in 2001, employees on long-term disability and employees of unconsolidated subsidiaries are excluded. Prior period data have not been reclassified for this change.

DESCRIPTION OF BUSINESS

BANK ONE CORPORATION and subsidiaries ("Bank One" or the "Corporation") is a diversified financial holding company that offers a full range of financial services to consumers and commercial customers. The Corporation is:

- A leader in retail and small business banking
- A premier provider of lending, treasury management, and capital markets products to commercial customers
- The third largest credit card issuer in the United States and the largest Visa® issuer in the world
- A leading investment management company

For a description of each business segment refer to "Business Segment Results and Other Data" beginning on page 38.

Basis of Presentation

The Corporation's financial statements are based on the application of accounting principles generally accepted in the United States of America, which are described in the notes to the consolidated financial statements starting on page 84. The Corporation's financial statements are highly dependent upon certain judgments, assumptions and estimates made by the Corporation. Those that are most critical to the overall financial statements are described below.

Management's discussion and analysis may contain forward-looking statements provided to assist in the understanding of anticipated future financial performance. However, such performance involves risks and uncertainties that may cause actual results to differ materially from those expressed in forward-looking statements. See page 79 for a discussion of these factors.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Generally accepted accounting principles are complex and require management to apply significant judgment to various accounting, reporting and disclosure matters. Management must use assumptions and estimates to apply these principles where actual measurement is not possible or practical.

For a complete discussion of the Corporation's significant accounting policies, see the footnotes to the Consolidated Financial Statements (pages 84-108) and discussion throughout this financial review document. Below is a plain-English discussion of the Corporation's critical accounting policies. These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such estimates may have a significant impact on the financial statements. Management has reviewed the application of these policies with the Audit and Risk Management Committee of the Corporation's Board of Directors.

Allowance for Credit Losses

The allowance for credit losses represents management's estimate of probable losses inherent in the Corporation's credit portfolios. In determining an adequate allowance, management makes numerous assumptions, estimates and assessments. At the end of 2002, the allowance for credit losses was $4.5 billion, representing 3.20% of loans at year end.

The Corporation's allowance consists of three components: asset specific, expected loss and stress. The Corporation's methodology for determining each component is more fully described on pages 57-58 and 71-72.

The asset specific component applies to loans evaluated individually for impairment and is based upon management's best estimate of discounted cash repayments and proceeds from liquidating collateral. The actual timing and amount of repayments and the ultimate realizable value of the collateral may differ from management's estimates.

The expected loss component for commercial credits is based upon internal risk ratings that are applied to individual credits based upon the probability and amount of loss in the event of a default. These expected loss estimates are sensitive to changes in the risk profile of a customer, realizable value of collateral, other risk factors and actual loss experience.

The expected loss component of consumer credits is generally determined by applying statistical loss factors and other risk indicators to pools of loans by asset type. These expected loss estimates are sensitive to changes in delinquency status, credit bureau scores, the realizable value of collateral, and other risk factors.

The stress component represents the effect of probable economic deterioration above and beyond what is reflected in the asset specific and expected loss components. This amount is determined based upon the results of a series of tests that stress the credit portfolios. The Corporation's stress testing methodology is more fully described on pages 71 – 72.

The underlying assumptions, estimates and assessments used by management to determine these components are continually evaluated and updated to reflect management's current view of overall economic conditions and relevant factors impacting credit quality and inherent losses. Changes in such estimates could significantly impact the allowance and provision for credit losses in each business segment. The Corporation could experience credit losses that are different from the current estimates made by management.

Securitizations

The Corporation packages primarily credit card loans into securities that are sold to investors or retained on the balance sheet through the process of securitization. By applying detailed accounting guidelines, the Corporation determines if a securitization transaction results in a sale (as opposed to a secured borrowing), the amount of any gain or loss on such sale, and the value of retained interests in the securitized assets. During 2002, Card Services recognized $55 million in gains from the securitization of $6.8 billion in credit card receivables. The retained interest was approximately $28 billion at the end of 2002.

Management utilizes a discounted cash flow model to estimate the value of retained interests. Projected cash flows are generally based upon estimates of finance charges and fees related to the securitized assets, net credit losses, average life, the contractual fee to service the loans, and also contractual interest paid to third party investors. See page 94 for a pretax sensitivity analysis of the assumptions used to determine the fair values assigned to the Corporation's retained interests.

Changes in the cash flow estimates used may have a significant impact on Card Services' valuation of retained interests and the initial gain or loss on sale. See the "Loan Securitizations" on page 74 and Note 9 "Credit Card Securitizations" on pages 94-95 for further information on the Corporation's securitization activities.

Valuation of Certain Financial Instruments

The majority of the Corporation's financial instruments that require fair value measurements are determined based on quoted market prices. The Corporation must estimate the fair value of certain financial instruments, such as some principal investments and credit derivatives, which are not publicly traded or are traded in limited markets. These amounts represent the estimated values at which financial instruments could be currently exchanged or settled between willing parties.

While the fair value of a publicly traded investment is determined using quoted market prices, the fair value of some investments must be estimated based upon the investees' financial results, conditions and prospects, values of comparable public companies, market liquidity, and sale restrictions. Other investments require the use of a discounted cash flow model or other modeling techniques utilizing the limited market information to estimate fair value. These fair value estimates are most sensitive to the timing and amount of actual cash flows and market liquidity.

Changes in these estimates may have a significant impact on the carrying amount and the related valuation gains and losses on these financial instruments in the Commercial Banking and Corporate lines of business.

Stock Option Compensation

Prior to 2002, the Corporation did not record compensation expense for stock option awards. In 2002, the Corporation began recognizing the expense associated with stock options granted during 2002 using the fair value method. Compensation cost is calculated based on the fair value of the award at the grant date, and is recognized as an expense over the vesting period of the grant. The Corporation uses the Black-Scholes option pricing model to estimate the value of granted options. This model takes into account the option exercise price, the expected life, expected forfeitures, the current price of the underlying stock, the expected volatility of the Corporation's stock, expected dividends on the stock and a discount rate.

Since compensation cost is measured at the grant date, the only variable whose change would impact expected compensation expense recognized in future periods for 2002 grants is actual forfeitures. If the Corporation experiences a 50% lower forfeiture rate than estimated, compensation expense in the period of change would increase by $4 million. See Note 19 "Stock-Based Compensation" on page 100 for the specific assumptions used to calculate the fair value of options granted.

Pension

The Corporation provides pension benefits to its employees. In accordance with applicable accounting rules, the Corporation does not consolidate the assets and liabilities associated with the pension plan. (At the end of 2002, the fair value of pension plan assets was $2.5 billion and the plan was overfunded). Instead, the Corporation recognizes a prepaid asset for contributions the Corporation has made to the pension plan in excess of pension expense. The measurement of the prepaid asset and the annual pension expense involves actuarial and economic assumptions.

The assumptions used in pension accounting relate to the expected rate of return on plan assets, the rate of increase in salaries, the interest-crediting rate, the discount rate, and other assumptions. See Note 18 "Employee Benefits" on page 98 for the specific assumptions used by the Corporation.

The annual pension expense for the Corporation is currently most sensitive to the return on asset assumption. For example, each 25 basis point reduction in the 2003 expected rate of return of 7.5% would increase the Corporation's 2003 pension expense by approximately $8 million. In addition, each 25 basis point reduction in the 2003 discount rate of 6.5% would impact the Corporation's 2003 pension expense by approximately $1 million.

SUMMARY OF RESULTS

(All comparisons are to the prior year unless otherwise specified)

Net income was $3.3 billion, or $2.80 per diluted share. This is compared to net income of $2.6 billion, or $2.24 per diluted share.

Net interest income remained relatively unchanged at $8.6 billion. Decreases resulting from the intentional reduction of certain segments of the loan portfolio were offset by increases in Retail core deposits and the benefit of lower interest rates.

Noninterest income of $8.2 billion increased $1.0 billion, and as a percentage of total revenue increased to 48.9% from 45.5%. This increase was primarily due to growth in credit card revenue resulting from the acquisition of the Wachovia credit card business in the third quarter of 2001, and the consolidation of Paymentech, Inc. beginning January 1, 2002.

Noninterest income included numerous offsetting items, including net investment security gains of $165 million compared to losses of $66 million. The gain included a $261 million gain on sale of the interest in the GE Monogram joint venture, partially offset by net losses in the investment portfolios. Also included in the change in noninterest income were the $129 million increase in service charges on deposits, increases in asset-backed finance and underwriting fees in capital markets of $48 million, and $42 million in fee income related to increased annuity and mutual fund sales. In addition, noninterest income included $42 million of mark-to-market adjustments on the credit derivatives portfolio used to hedge exposure to specific credits in the loan portfolio, compared to $6 million in the prior year. Partially offsetting these increases were various asset writedowns. In addition, 2001 included $73 million of gains on the sales of the Corporation's interests in EquiServe Limited Partnership and Star Systems, an ATM network.

Total noninterest expenses of $9.6 billion increased by $30 million including a $414 million reduction in restructuring related charges. Excluding restructuring related charges and reversals, the change is a result of increased marketing expenditures of $192 million, $118 million for the consolidation of Paymentech and Anexsys, $89 million for terminating and renegotiating certain vendor contracts, and increased compensation expense for incentives and stock options.

Provision for credit losses was $2.5 billion for the year ended December 31, 2002, a decrease of $23 million. The allowance for credit losses was $4.5 billion as of December 31, 2002, unchanged from December 31, 2001. As a percentage of period end loans, the allowance increased to 3.20% from 2.97%. This is due to the reduction of the overall loan portfolio from $156.7 billion to $148.1 billion.

BALANCE SHEET ANALYSIS

In 2002, the Corporation took actions relating to both the asset and liability sides of the balance sheet in order to defensively position itself for a higher rate environment. On the asset side, the treasury investment portfolio was repositioned for rising rates, and the Corporation adjusted the funding of the balance sheet to selectively lengthen maturities and fix rates.

The Corporation's loan portfolio was $148.1 billion compared with $156.7 billion, a decrease of $8.6 billion, or 5%. Commercial Banking loans totaled $61.9 billion compared to $72.5 billion, a decrease of $10.6 billion, or 15%. Reductions of $8.5 billion and $1.8 billion in commercial and industrial and commercial real estate loans, respectively, reflected the impact of risk management initiatives to reduce aggregate risk, risk in specific credits and to be properly compensated for risks taken. Card Services loans totaled $11.6 billion compared to $6.8 billion, an increase of $4.8 billion, or 71%, reflecting lower attrition and higher utilization. During the year, 4.9 million credit card accounts were opened, an increase of 25%. Retail loans totaled $67.7 billion compared with $69.6 billion, a decrease of $1.9 billion, due primarily to the intentional reduction of the discontinued brokered home equity portfolios and auto lease offset by growth in the on-going home equity portfolio.

Investment securities totaled $67.6 billion compared with $60.9 billion. This increase of $6.7 billion, or 11%, was driven by an increase of $4.2 billion, or 18%, in retained interests in securitized credit card receivables, a $1.8 billion, or 7%, increase in U.S. government agencies, an increase of $639 million, or 23%, in equity securities, and an increase of $342 million, or 8%, in other debt securities. Partially offsetting these increases were the previously mentioned asset writedowns.

Total deposits were $170.0 billion compared to $167.5 billion, an increase of $2.5 billion, or 1%. Savings deposits totaled $88.9 billion compared to $80.6 billion, an increase of $8.3 billion, or 10%. Demand deposits totaled $34.3 billion compared to $32.2 billion, an increase of $2.1 billion, or 7%. Offsetting these increases was a decrease in time deposits of $7.7 billion, or 20%, to $30.5 billion from $38.2 billion.

The Corporation is managed on a line of business basis. The business segments' financial results presented reflect the current organization of the Corporation. The following table summarizes net income (loss) by line of business for the periods indicated.

For the Year Ended December 31,	2002[1]	2001[2]	2000
(In millions)			
Retail	**$1,390**	$1,181	$367
Commercial Banking	**617**	700	(92)
Card Services	**1,166**	907	(1)
Investment Management	**411**	362	322
Corporate	**(289)**	(468)	(1,107)
Income (loss) before cumulative effect of change in accounting principle	**3,295**	2,682	(511)
Cumulative effect of change in accounting principle, net of taxes of ($25)	**—**	(44)	—
Net income (loss)[3]	**$3,295**	$2,638	$(511)

(1) During 2002, the dealer commercial services business was transferred from Retail to Commercial Banking. All results for prior periods conform to the current line of business organization.

(2) During 2001, the tax-oriented portfolio of corporate investments was transferred to Commercial Banking, while the principal investments and fixed income portfolios were transferred to Corporate. All results for prior periods conform to the current line of business organization.

(3) Net income includes restructuring-related charges (reversals) net of tax expense (benefit) of $(40) million, $222 million and $102 million for 2002, 2001, and 2000, respectively

Description of Methodology

The results of the business segments are intended to reflect each segment as if it were a stand-alone business. The management reporting process that derives these results allocates income and expenses using market-based methodologies. Funds transfer pricing is used to allocate interest income and expense to each line of business. A portion of the Corporation's interest rate risk position is currently included in Corporate. The lines of business are assigned economic capital that reflects the underlying risk in that business. See the "Capital Management" section on page 77 for a discussion of the economic capital framework.

Historically, the costs of certain support units were allocated to the lines of business based on factors other than usage, such as headcount and total assets. The methodology was changed in the third quarter of 2000 to better reflect the actual cost and usage of services provided and was consistently applied to all lines of business. As a result of this methodology change, costs allocated to Card Services decreased, while unallocated costs that are included in Corporate increased.

BUSINESS SEGMENT RESULTS AND OTHER DATA

The information provided in the line of business tables beginning with the caption entitled "Financial Performance" is included herein for analytical purposes only and is based on management information systems, assumptions and methodologies that are under continual review by management.

The financial information and supplemental data presented in the tables below for the respective lines of business are reported on an actual basis. To assist with the analysis of underlying trends, a discussion of merger and restructuring-related charges and their impact on business segment results is included for 2000 on pages 52–53.

Retail

Retail provides a broad range of financial products and services, including deposits, investments, loans, insurance, and on-line banking to nearly 6.9 million households including 489,000 small business customers. 1.4 million of total households are registered on-line users.

Products and services are delivered to customers through approximately 32,000 employees, 1,795 banking centers in 14 states, a large network of ATM's, bankone.com, and 24-hour telephone banking. THE ONE® Card, issued by Retail, is one of the country's leading debit cards for individuals and small businesses, with 4.6 million cards issued.

Retail originates consumer credit nationwide through its banking centers, relationships with brokers, the Internet, and the telephone. Retail offers real estate-secured, education, tax refund, consumer installment and auto loans and leases to individuals. Retail is also a leading lender to small businesses.

(Dollars in millions)	2002	2001	2000
Income Statement Data:			
Net interest income-FTE [1][2]	**$ 4,871**	$ 4,961	$ 4,834
Banking fees and commissions [3]	**430**	455	470
Credit card revenue [4]	**177**	164	144
Service charges on deposits [5]	**834**	791	763
Other income (loss)	**(27)**	25	(766)
Total noninterest income	**1,414**	1,435	611
Total revenue, net of interest expense	**6,285**	6,396	5,445
Provision for credit losses	**910**	1,007	865
Salaries and employee benefits	**1,449**	1,476	1,536
Other expense	**1,800**	1,971	2,431
Total noninterest expense before merger and restructuring-related charges (reversals)	**3,249**	3,447	3,967
Merger and restructuring-related charges (reversals) [6]	**(18)**	104	39
Total noninterest expense	**3,231**	3,551	4,006
Income before income taxes	**2,144**	1,838	574
Applicable income taxes	**754**	657	207
Net income	**$ 1,390**	$ 1,181	$ 367
Memo – Revenue by source:			
Brokered core businesses	**$ 5,925**	$ 5,838	N/A
Home equity discontinued/vehicle leases	**360**	558	N/A
Financial Performance:			
Return on equity	**22%**	19%	6%
Efficiency ratio	**51**	56	74
Headcount–full-time [7]	**32,244**	32,904	35,514
Ending Balances *(in billions)*:			
Small business commercial	**$ 9.9**	$ 9.9	$ 9.3
Home equity	**28.5**	25.1	31.4
Vehicle	**14.0**	13.5	14.3
Other personal	**8.5**	9.8	10.7
Core businesses	**60.9**	58.3	65.7
Brokered home equity discontinued	**3.2**	5.1	N/A
Vehicle leases	**3.6**	6.2	8.8
Brokered home equity discontinued/vehicle leases	**6.8**	11.3	8.8
Total loans [8]	**67.7**	69.6	74.5
Assets	**71.4**	73.6	77.1
Demand deposits	**27.7**	25.5	24.6
Savings	**38.8**	36.1	32.0
Time	**21.8**	25.6	32.2
Total deposits	**88.3**	87.2	88.8
Equity	**6.2**	6.2	5.8
Average Balances *(in billions)*:			
Small business commercial	**$ 10.0**	$ 9.6	$ 9.4
Home equity	**26.2**	24.1	27.7
Vehicle	**13.8**	13.9	14.3
Other personal	**8.8**	10.5	11.0
Core businesses	**58.8**	58.1	62.4
Brokered home equity discontinued	**4.1**	6.7	N/A
Vehicle leases	**4.8**	7.3	9.9
Brokered home equity discontinued/vehicle leases	**8.9**	14.0	9.9
Total loans	**67.7**	72.1	72.3
Assets	**71.2**	76.2	76.4
Demand deposits	**26.1**	23.9	24.3
Savings	**37.9**	34.1	33.4
Time	**24.1**	29.4	30.4
Total deposits	**88.1**	87.4	88.1
Equity	**6.2**	6.1	5.7

(Dollars in millions)	2002	2001	2000
Credit Quality			
Net charge-offs:			
Small business commercial	**$ 85**	$ 70	$ 44
Home equity	**260**	210	181
Vehicle	**228**	154	138
Other personal	**109**	122	109
Core businesses	**682**	556	472
Brokered home equity discontinued	**158**	165	N/A
Vehicle leases	**79**	99	70
Home equity discontinued/vehicle leases	**237**	264	70
Total consumer	**834**	750	498
Total net charge-offs	**919**	820	542
Net charge-off ratios:			
Small business commercial	**0.85%**	0.73%	0.47%
Home equity	**0.99**	0.87	0.65
Vehicle	**1.65**	1.11	0.97
Other personal	**1.24**	1.16	0.99
Core businesses	**1.16**	0.96	0.76
Brokered home equity discontinued	**3.85**	2.46	N/A
Vehicle leases	**1.65**	1.36	0.71
Home equity discontinued/vehicle leases	**2.66**	1.89	0.71
Total consumer	**1.45**	1.20	0.79
Total net charge-offs	**1.36**	1.14	0.75
Nonperforming assets:			
Commercial	**$ 293**	$ 303	$ 214
Consumer (9)	**1,038**	1,041	697
Total nonperforming loans (10)	**1,331**	1,344	911
Other, including other real estate owned (OREO)	**223**	104	83
Total nonperforming assets	**1,554**	1,448	994
Allowance for credit losses	**1,018**	1,027	836
Allowance to period end loans (8)	**1.57%**	1.53%	1.15%
Allowance to nonperforming loans (10)	**77**	76	92
Nonperforming assets to related assets	**2.29**	2.08	1.33
Distribution:			
Number of:			
Banking centers	**1,795**	1,802	1,810
ATMs	**3,960**	5,141	6,055
On-line customers *(in thousands)*	**1,404**	1,083	918
Households *(in thousands)*	**6,942**	7,258	7,679
Business customers *(in thousands)*	**489**	508	519
Debit cards issued *(in thousands)*	**4,647**	4,414	4,159
Investments:			
Investment sales volume *(in millions)*	**$ 5,407**	$ 4,867	$ 4,272

N/A Not available due to changes in segment composition.

N/M Not meaningful.

(1) Net interest income-FTE includes tax equivalent adjustments of $22 million, $21 million and $25 million for the years ended December 31, 2002, 2001 and 2000, respectively.

(2) Net interest income is presented rather than gross interest income and gross interest expense because the Corporation relies primarily on net interest revenue to assess the performance of the segment and make resource allocations.

(3) Banking fees and commissions include insurance fees, documentary fees, commitment fees, mutual fund commissions, leasing fees, safe deposit fees, official checks fees, ATM interchange and miscellaneous other fee revenue.

(4) Credit card revenue includes credit card fees, debit card fees, merchant fees and interchange fees.

(5) Service charges on deposits include deficient balance fees, non-sufficient funds/overdraft fees and other service related fees.

(6) Restructuring-related charges (reversals) are allocated to each line of business for management reporting purposes. Restructuring-related charges (reversals) are discussed on pages 52–53 and in Note 4 "Restructuring-Related Activity" on page 89. Income before restructuring-related charges (reversals) for Retail, net of $(7) million, $38 million and $14 million of income taxes (benefit) was $1.4 billion, $1.2 billion and $392 million, for the years ended December 31, 2002, 2001 and 2000, respectively.

(7) Beginning in 2001, employees on long-term disability and employees of unconsolidated subsidiaries are excluded. Prior period data has not been reclassified.

(8) Loans include loans held for sale of $2.7 billion, $2.3 billion and $1.8 billion at December 31, 2002, 2001 and 2000, respectively. These amounts are not included in allowance coverage statistics. Prior periods have been recalculated to conform to current period presentation.

(9) Includes consumer balances that are placed on nonaccrual status when the collection of contractual principal or interest becomes 90 days past due.

(10) Nonperforming loans include loans held for sale of $3 million at December 31, 2002. There were no nonperforming loans held for sale at December 31, 2001 and 2000. These amounts are not included in allowance coverage statistics. Prior periods have been recalculated to conform to current period presentation.

2002 compared to 2001

Retail reported net income of $1.4 billion, up $209 million, or 18%, primarily reflecting reductions in noninterest expense.

Net interest income declined to $4.9 billion for the year, down $90 million, or 2%, driven by the intentional reduction of $5.1 billion of average loan balances for the vehicle lease and discontinued brokered home equity portfolios. This decline was partially offset by a 10% increase in core deposits, which include demand and savings products.

Noninterest income was $1.4 billion, down $21 million, or 1%, primarily as a result of lower mortgage-related revenue and lower revenue from the reduction of non-branded ATMs, partially offset by higher deposit service charges and debit card revenue.

Noninterest expense was $3.2 billion, a decline of $320 million, or 9% including a $122 million reduction in restructuring-related charges. Excluding restructuring costs, improvements were driven by lower staffing, the absence of goodwill amortization, lower fraud and operating losses and lower ATM expenses. The decline was partially offset by additional investments in marketing and benefits costs.

The provision for credit losses was $910 million, down $97 million, or 10%, due to the absence of reserve increases and reductions in net charge-offs in discontinued brokered home equity and vehicle leases offset by higher charge-offs in on-going home equity and vehicle loans.

The allowance for credit losses of $1.0 billion represented 1.57% of period-end loans, an increase from 1.53% in the prior year. Nonperforming assets were $1.6 billion, up $106 million, or 7%, due to increases in other real estate owned offset by nominal declines in commercial loans and consumer loans.

2001 compared to 2000

Retail reported net income of $1.2 billion in 2001 compared to $367 million in 2000. The 2000 net income reflected an adjustment for significant items totaling $456 million after-tax. The $358 million, or 43%, year-over-year increase, on an adjusted basis was principally driven by a $260 million reduction in noninterest expense.

Net interest income was $5.0 billion for the year, up $127 million, or 3%, due to improved spreads on the indirect auto loan portfolio and 11% growth in average home equity outstandings, partially offset by a narrower deposit margin. Loan balances were down $4.9 billion as Retail managed reductions in certain segments of the loan portfolio while direct home equity loans grew.

Deposits generated a narrower margin compared to 2000, reflecting the lower rate environment and a decline in average balances. Favorable mix changes from time to savings helped mitigate the impact of lower rates and balances. More positive trends emerged late in 2001 as average demand deposit balances posted 2% growth from the fourth quarter of 2000 to the fourth quarter of 2001.

Noninterest income was $1.4 billion, up $824 million compared to 2000. The absence of lease residual losses and higher fee revenue from deposit accounts and investment sales was partially offset by gains from the sale of miscellaneous assets in 2000. Sales of mutual funds and annuities totaled $4.9 billion in the year, up $595 million, or 14%.

Noninterest expense was $3.6 billion, down $455 million, or 11%, driving an improvement in the efficiency ratio from 74% in 2000 to 56% in 2001. The consolidation of operating sites in 2000 and 2001 and better overall expense management in Retail, and throughout the Corporation, drove the efficiency improvement. In addition, staffing levels were down 2,600 year-over-year leading to a 4% decrease in salaries and employee benefits expense.

The provision for credit losses was $1.0 billion, up $142 million, or 16%, from 2000. Net charge-offs were $820 million, up $278 million. Charge-offs on brokered home equity loans and auto loans and leases were the primary drivers of Retail's year-over-year increase.

Nonperforming assets were $1.4 billion, up $454 million, or 46%, compared to 2000, driven primarily by an increase in brokered home equity nonperforming loans. Nonperforming assets were 2.08% of related assets in the year, up from 1.33%. The allowance for credit losses expressed as a percent of year-end loans increased to 1.53% compared to 1.15% a year ago.

Commercial Banking

Commercial Banking offers a broad array of products, including global cash management, treasury services, capital markets, commercial cards, lending and other noncredit products and services to corporate banking and middle market banking customers.

Corporate banking serves primarily large corporations, financial institutions and commercial real estate entities. The Corporation's capital markets business is engaged in the origination, trading, and distribution of asset-backed securities, investment grade and high yield securities, derivatives, tax-exempt securities, foreign exchange, government bonds and tax oriented investments. Capital markets is also actively engaged in loan syndications, market research, advisory services, and private placements.

Middle market banking serves the customer segment with annual revenues from approximately $10 million to $500 million, which includes corporations, municipalities and not-for-profit entities. These customers use a wide variety of services, with nearly one-third using the Corporation exclusively. Since privately held companies comprise the vast majority of the middle market customer base, providing credit is fundamental to the success of this business. The loan portfolio is diversified across a broad range of industries and geographic locations. In addition to credit, this customer segment actively uses the Corporation's cash management, international, capital markets, and investment management products and services.

(Dollars in millions)	2002[12]	2001	2000
Income Statement Data:			
Net interest income-FTE [2] [11]	**$ 2,467**	$ 2,765	$ 2,886
Banking fees and commissions	**780**	718	608
Credit card revenue	**77**	86	75
Service charges on deposits	**714**	618	523
Fiduciary and investment management fees [13]	**1**	3	3
Investment securities losses	**(13)**	(12)	—
Trading [14]	**248**	269	183
Other losses	**(163)**	(100)	(31)
Total noninterest income	**1,644**	1,582	1,361
Total revenue, net of interest expense	**4,111**	4,347	4,247
Provision for credit losses	**994**	1,073	2,222
Salaries and employee benefits [15]	**1,062**	1,028	1,004
Other expense [15]	**1,280**	1,222	1,296
Total noninterest expense before merger and restructuring-related charges (reversals)	**2,342**	2,250	2,300
Merger and restructuring-related charges (reversals) [16]	**(4)**	73	(2)
Total noninterest expense	**2,338**	2,323	2,298
Income (loss) before income taxes	**779**	951	(273)
Applicable income taxes (benefit)	**162**	251	(181)
Net income (loss)	**$ 617**	$ 700	$ (92)
Memo–Revenue by activity [17]:			
Lending-related revenue	**$ 1,685**	$ 2,017	$ 2,206
Credit derivative hedge portfolio	**42**	6	—
Global treasury services	**1,653**	1,606	1,454
Capital markets [18]	**717**	684	482
Other	**14**	34	105
Financial Performance:			
Return (loss) on equity	**8%**	10%	(1)%
Efficiency ratio	**57**	53	54
Efficiency ratio excluding Credit derivative hedge portfolio	**57**	54	N/A
Headcount–full-time [19]:			
Corporate banking (including capital markets)	**2,359**	2,714	3,545
Middle market	**2,853**	3,251	3,543
Global treasury services	**3,342**	2,984	3,118
Operations, technology, and other administration	**1,988**	2,188	2,099
Total headcount–full-time	**10,542**	11,137	12,305
Ending Balances *(in billions):*			
Loans [20]	**$ 61.9**	$ 72.5	$ 87.9
Assets	**93.7**	100.7	106.6
Demand deposits	**25.5**	25.5	21.5
Savings	**3.5**	3.1	N/A
Time	**17.4**	14.0	8.0
Foreign offices	**10.2**	8.6	8.5
Total deposits	**56.6**	51.2	38.0
Equity	**7.4**	7.3	7.1
Average Balances *(in billions):*			
Loans	**$ 66.0**	$ 80.4	$ 87.9
Assets	**95.1**	107.1	117.1
Demand deposits	**22.4**	21.4	21.4
Savings	**3.0**	2.7	N/A
Time	**14.0**	8.9	8.5
Foreign offices	**8.6**	9.0	9.8
Total deposits	**48.0**	42.0	39.7
Equity	**7.4**	7.3	6.9

(Dollars in millions)		2002[12]	2001	2000
Credit Quality				
Net charge-offs		**$ 994**	$ 1,042	$ 562
Net charge-off ratio		**1.51%**	1.30%	0.64%
Nonperforming assets:				
Nonperforming loans [21]		**$ 1,874**	$ 2,127	$ 1,524
Other, including OREO		**21**	27	13
Total nonperforming assets		**1,895**	2,154	1,537
Allowance for credit losses		**3,071**	3,079	3,054
Allowance to period end loans [20]		**4.98%**	4.25%	3.48%
Allowance to nonperforming loans [21]		**166**	145	200
Nonperforming assets to related assets		**3.06**	2.97	1.75
Corporate banking *(in billions)*:				
Loans	–ending balance	**$ 31.6**	$ 36.6	$ 51.7
	–average balance	**33.0**	43.5	53.4
Deposits	–ending balance	**32.0**	28.7	19.6
	–average balance	**26.1**	23.0	21.4
Credit quality *(dollars in millions)*:				
Net charge-offs		**639**	638	435
Net charge-off ratio		**1.94%**	1.47%	0.81%
Nonperforming loans		**$ 873**	$ 1,154	$ 1,065
Nonperforming loans to total loans		**2.76%**	3.15%	2.06%
Syndications:				
Lead arranger deals:				
Volume *(in billions)*		**$ 61.9**	$ 54.1	$ 59.8
Number of transactions		**271**	238	231
League table standing–rank		**4**	4	4
League table standing–market share		**6%**	5%	5%
Middle market banking *(in billions)*:				
Loans	–ending balance	**$ 30.3**	$ 35.9	$ 36.2
	–average balance	**33.0**	36.9	34.5
Deposits	–ending balance	**24.6**	22.5	18.4
	–average balance	**21.9**	19.0	18.5
Credit quality *(dollars in millions)*:				
Net charge-offs		**355**	404	127
Net charge-off ratio		**1.08%**	1.09%	0.37%
Nonperforming loans		**$ 1,001**	$ 973	$ 459
Nonperforming loans to total loans		**3.30%**	2.71%	1.27%

For additional footnote detail see page 40

(11) Net interest income-FTE includes taxable equivalent adjustments of $91 million, $79 million and $111 million for the years ended December 31, 2002, 2001 and 2000, respectively.

(12) Results include the effect of consolidating Anexsys, LLC which had an impact on individual line items of revenue and expense but no impact on net income for the year ended December 31, 2002. The consolidation resulted in a $46 million increase in net interest income, a $19 million increase in noninterest income and a $65 million increase in noninterest expense.

(13) Fiduciary and investment management fees include asset management fees, personal trust fees, other trust fees and advisory fees.

(14) Trading income primarily includes realized and unrealized mark-to-market changes from trading assets, derivative financial instruments and foreign exchange products.

(15) Prior period data has been adjusted for the transfer of the national retail lockbox operations and cash vault services business from Commercial Banking to Corporate in 2002.

(16) Restructuring-related charges (reversals) are discussed on pages 52–53 and in Note 4 "Restructuring-Related Activity" on page 89. Income (loss) before restructuring-related charges (reversals) for Commercial Banking, net of $(1) million, $27 million and $(1) million of income taxes (benefit), was $614 million, $746 million and $(93) million, for the years ended December 31, 2002, 2001 and 2000, respectively.

(17) Prior periods have been adjusted to conform to material organizational changes.

(18) Capital markets includes trading income and underwriting, syndicated lending and advisory fees.

(19) Full-time headcount in 2000 has been reclassified to reflect the movement of support and other administrative personnel into the respective business units reported.

(20) Loans include loans held for sale of $235 million, $83 million and $488 million at December 31, 2002, 2001 and 2000, respectively. These amounts are not included in allowance coverage statistics. Prior periods have been recalculated to conform to current period presentation.

(21) Nonperforming loans include loans held for sale of $19 million at December 31, 2002. There were no nonperforming loans held for sale at December 31, 2001, and 2000. These amounts are not included in allowance coverage statistics. Prior periods have been recalculated to conform to current period presentation.

2002 compared to 2001

Commercial Banking reported net income of $617 million for 2002, down $83 million, or 12%, from 2001, due to lower net interest income offset by lower income taxes, lower credit provision and the absence of restructuring charges in 2002.

Net interest income was $2.5 billion, down $298 million, or 11%, reflecting a reduction in average loans of $14.4 billion or 18%. Average loans decreased $10.5 billion, or 24%, in corporate banking and $3.9 billion, or 11%, in middle market.

Mark-to-market adjustments on the credit derivatives portfolio positively impacted the current year by $42 million and the prior year by $6 million. Given the mark-to-market accounting treatment of this portfolio, continued volatility is expected. Excluding the impact of the gain in each period, noninterest income increased $26 million, or 2%, primarily as a result of the following items: banking fees and commissions increased $62 million, or 9%, due to growth in asset-backed finance underwriting and other capital markets products; service charges on deposits increased $96 million, or 16%, reflecting a shift in payment for services to fees due to the lower value of customers' compensating deposit balances; trading revenue decreased by $57 million, or 22%, primarily reflecting a decrease in fixed income trading revenues; and other income decreased by $63 million primarily due to higher losses in tax-oriented investments and various asset write-downs.

Noninterest expense was $2.3 billion, up $15 million, or 1%, from 2001 including a $77 million reduction in restructuring-related charges. Excluding restructuring costs, noninterest expense increased by $92 million, or 4%, as a result of a $65 million impact from the consolidation of Anexsys, LLC, as well as higher incentive compensation and systems conversion-related expenses.

The effective tax rate (on an FTE basis) of 20.8% in 2002 decreased from 26.4% in 2001 primarily due to an increase in tax credits generated from tax oriented investments combined with a decrease in pre-tax income in 2002.

The provision for credit losses was $994 million, down $79 million, or 7%, from 2001. Net charge-offs were $994 million, down $48 million, or 5%, and represented 1.51% of average loans, up from 1.30% in 2001. Corporate banking net charge-offs were $639 million, or 1.94% of average loans, up from 1.47% in 2001. Middle market net charge-offs were $355 million, or 1.08% of average loans, down slightly from 1.09% of average loans in the prior year. For additional detail on Commercial Banking net charge-offs, see the table on page 67.

The allowance for credit losses at December 31, 2002, was $3.1 billion, down $8 million from the prior year. This represented 4.98% of year-end loans and 166% of nonperforming loans compared with 4.25% and 145%, respectively, at December 31, 2001. Nonperforming loans were $1.9 billion, down $253 million, or 12%, from year-end 2001. Corporate banking nonperforming loans at year-end were $873 million, down $281 million, or 24%, from the prior year. Middle market nonperforming loans were $1.0 billion at December 31, 2002, up $28 million, or 3%, from the prior year. For additional detail on Commercial Banking nonperforming assets and the allowance for credit losses, see the tables on page 66 and page 69 respectively.

2001 compared to 2000

Commercial Banking reported net income of $700 million for 2001, up $792 million from 2000, primarily due to a significantly lower credit provision. 2001 results reflected strategic efforts to reduce corporate banking credit exposure and improve the cross-sell of capital markets and global treasury services products.

Net interest income was $2.8 billion, down $121 million, or 4%, reflecting the earnings impact of lower average loan balances resulting from efforts to reduce credit risk exposure.

Noninterest income was $1.6 billion, up $221 million, or 16%. Banking fees and commissions increased $110 million, or 18%, due to growth in the asset-backed and investment grade underwriting business and higher account sweep fees. Service charges on deposits increased $95 million, or 18%, reflecting improvement in global treasury services' volumes and pricing, as well as a shift in payment for services to fees due to the lower value of customers' compensating deposit balances. Trading revenue increased $86 million, or 47%, primarily reflecting improvement in fixed income trading activities. Other income decreased by $69 million mainly due to losses on the sale of loans.

The provision for credit losses was $1.1 billion, down $1.1 billion, or 52%, from 2000. In 2000, the allowance for credit losses increased substantially as the provision exceeded net charge-offs by $1.7 billion. In 2001 net charge-offs were $1.0 billion, up $480 million, or 85%, and represented 1.30% of average loans, up from 0.64% in 2000.

Noninterest expense was $2.3 billion, up $25 million from 2000, and included $73 million of additional restructuring-related charges. Excluding restructuring costs, noninterest expense declined $50 million, or 2%, reflecting the impact of waste-reduction efforts and lower headcount. The 2001 efficiency ratio improved to 53% from 54% in 2000.

Card Services

Card Services (previously referred to as Credit Card) offers customers more than 1,200 co-brand, affinity and other cards. These cards include some of the leading corporations, financial institutions, universities, sports franchises and affinity organizations. All of these cards carry the respective Visa® or MasterCard® brand names.

With 50.4 million cards in circulation, Card Services is the third largest credit card provider in the United States and the largest Visa credit card issuer in the world. Card Services is also a leader in online card marketing and customer service, with more than 3.4 million registered users of its website.

(Dollars in millions)	2002[23]	2001	2000
Income Statement Data:			
Net interest income-FTE [2][22]	**$ 1,271**	$ 1,280	$ 1,303
Banking fees and commissions	**66**	96	112
Credit card revenue	**3,560**	2,525	2,050
Other income (loss)	**(33)**	120	(220)
Total noninterest income	**3,593**	2,741	1,942
Total revenue, net of interest expense	**4,864**	4,021	3,245
Provision for credit losses	**531**	392	301
Salaries and employee benefits	**589**	501	517
Other expense	**1,856**	1,618	2,422
Total noninterest expense before merger and restructuring-related charges (reversals)	**2,445**	2,119	2,939
Merger and restructuring-related charges (reversals) [24]	**(19)**	61	7
Total noninterest expense	**2,426**	2,180	2,946
Income (loss) before income taxes	**1,907**	1,449	(2)
Applicable income taxes (benefit)	**741**	542	(1)
Net income (loss)	**$ 1,166**	$ 907	$ (1)
Memo–Net securitization amortization	**$ (50)**	$ (62)	$ (116)
Financial Performance:			
Return on equity	**18%**	14%	—%
Efficiency ratio	**50**	54	91
Headcount–full-time	**10,548**	9,871	10,901
Ending Balances *(in billions)*:			
Owned loans [25]	**$ 11.6**	$ 6.8	$ 4.7
Seller's interest and accrued interest receivable	**28.5**	24.0	22.5
Total	**40.1**	30.8	27.2
Assets	**45.3**	35.3	30.7
Equity	**6.4**	6.4	6.2
Average Balances *(in billions)*:			
Owned loans	**$ 9.9**	$ 6.8	$ 4.8
Seller's interest and accrued interest receivable	**23.2**	18.8	18.5
Total	**33.1**	25.6	23.3
Assets	**37.6**	28.9	27.0
Equity	**6.4**	6.3	6.1
Credit Quality *(dollars in millions)*:			
Net charge-offs	**$ 514**	$ 392	$ 247
Net charge-off ratios:			
Credit card – reported	**5.19%**	5.69%	5.20%
Delinquency ratio:			
30+ days	**2.95**	3.00	2.74
90+ days	**1.38**	1.41	1.20
Allowance for credit losses	**$ 396**	$ 396	$ 197
Allowance to period end owned loans (excluding loans held for sale) [25]	**5.22%**	7.86%	6.95%
Other Data:			
Charge volume *(in billions)*	**$ 155.4**	$ 140.4	$ 142.5
New accounts opened *(in thousands)*	**4,911**	3,925	3,324
Credit cards issued *(in thousands)* [26]	**50,351**	50,996	51,693
Number of FirstUSA.com customers *(in millions)* [27]	**3.4**	1.9	2.1
Paymentech:			
Bank card volume *(in millions)*	**$124,727**	$115,332	$108,684
Total transactions *(in millions)*	**4,208**	3,778	3,441

Through securitization the Corporation transforms a substantial portion of its credit card receivables into securities, which are sold to investors. Securitization impacts the Corporation's consolidated balance sheet by removing those credit card receivables that have been sold and by reclassifying those credit card receivables whose ownership has been transformed into certificate form (referred to as "Seller's Interest") from loans to investments. Gain or loss on the sale of credit card receivables, net of amortization of transaction costs and amortization from securitization repayments, is reported as securitization income in other income. Securitization also impacts the Corporation's consolidated income statement by reclassifying interest income and fees, interchange income, credit losses and recoveries related to securitized receivables as securitization income. Credit card interest income and fees, interchange income, credit losses and recoveries related to credit card receivables that have been converted to certificate form are reclassified as investment income in net interest income.

The Corporation evaluates its Card Services line of business trends on a managed basis, which treats the securitization as a secured financing transaction and assumes that receivables have not been sold and are still on the balance sheet. The Corporation manages its Card Services operations on a managed basis because the receivables that are securitized are subject to underwriting standards comparable to the owned portfolio and are serviced by operating personnel without regard to ownership. The Corporation believes that investors should be informed, and often request information, about the credit performance of the entire managed portfolio in order to understand the quality of the Card Services originations and the related credit risks inherent in the owned portfolio and retained interests in securitizations. In addition, the Corporation funds its Card Services operations, reviews operating results and makes decisions about allocating resources, such as employees and capital, on a managed basis. See "Loan Securitizations" on page 74 and Note 9 "Credit Card Securitizations," on pages 94–95 for additional information related to the Corporation's securitization activity.

The following table presents certain Card Services information on a managed basis.

Card Services – Managed Basis	**2002**(23)	2001	2000
Ending Balances *(in billions):*			
Owned (25)	**$ 11.6**	$ 6.8	$ 4.7
Seller's interest and accrued interest receivable (28)	**28.5**	24.0	22.5
Loans and investment securities on balance sheet	**40.1**	30.8	27.2
Securitized loans	**33.9**	37.4	39.8
Managed loans	**74.0**	68.2	67.0
Managed assets	**79.2**	72.7	70.5
Average Managed Assets *(in billions):*	**72.4**	68.7	70.0
Credit Quality *(dollars in millions):*			
Managed net charge-offs	**3,632**	3,823	3,584
Managed net charge-off ratios:			
For the period	**5.35%**	5.84%	5.42%
12-month lagged (29)	**5.55**	5.77	5.19
Managed delinquency ratio:			
30+ days	**4.02**	4.46	4.51
90+ days	**1.80**	1.93	2.02

For additional footnote detail see pages 40 and 43.

(22) Net interest income-FTE did not have tax equivalent adjustments for the years ended December 31, 2002, 2001 and 2000.

(23) Results include the effect of consolidating Paymentech beginning in the first quarter of 2002. As a result of this consolidation net interest income included $13 million, noninterest income included $322 million and noninterest expense included $285 million. There was no impact on net income.

(24) Restructuring-related charges (reversals) are discussed on pages 52–53 and in Note 4 "Restructuring-Related Activity" on page 89. Income (loss) before restructuring-related charges (reversals) for Card Services, net of $(7) million, $22 million and $3 million of income taxes (benefit), was $1.1 billion, $946 million and $3 million for the years ended December 31, 2002, 2001 and 2000, respectively.

(25) Loans include loans held for sale of $4.0 billion, $1.7 billion and $1.9 billion at December 31, 2002, 2001 and 2000, respectively. These amounts are not included in allowance coverage statistics. Prior periods have been recalculated to conform to current period presentation.

(26) Approximately 4.5 million previously acquired inactive accounts were purged during 2002 and prior periods have been recalculated to conform to current period presentation.

(27) Approximately 1 million registered users were purged in late 2001 due to inactivity.

(28) The investor portion of accrued interest receivable was $685 million and is recorded in other assets at December 31, 2002.

(29) The current year lagged loss rate includes Wachovia net credit losses while the prior year average loans only includes five months of Wachovia balances. The prior year lagged loss rate includes five months of Wachovia net credit losses while the 2000 average loans do not include Wachovia balances. The 2001 ratio includes Wachovia net charge-offs but excludes Wachovia loans.

2002 compared to 2001

Card Services reported net income of $1.2 billion, up $259 million, or 29%. 2002 results reflected twelve months of earnings from the acquisition of the Wachovia credit card business while 2001 results reflected five months of Wachovia earnings.

Total reported revenue was $4.9 billion, up $843 million or 21%. Net interest income was $1.3 billion, down $9 million, or 1%, reflecting lower spreads due to competitive pricing partially offset by higher volumes. Excluding the $322 million impact of the Paymentech consolidation effective January 1, 2002, noninterest income was $3.3 billion, an increase of $530 million, or 19%, primarily driven by higher volume related revenue and higher income earned on securitized loans.

Excluding the $285 million impact from the consolidation of Paymentech, noninterest expense was $2.1 billion, a decrease of $39 million, or 2%, resulting from continued expense management and the impact of restructuring-related charges (reversals) partially offset by higher marketing expense.

The reported provision for credit losses was $531 million, an increase of $139 million, or 35%, as a result of portfolio growth.

Securitization gains were $55 million resulting from the securitization of $6.8 billion in credit card receivables. This compares with securitization gains of $28 million resulting from the securitization of $3.8 billion in credit card receivables in the previous year.

Card Services has a significant co-branding relationship with United Airlines, the Mileage Plus® award program. In the fourth quarter of 2002, United Airlines announced their intent to reorganize under Chapter 11 of the U.S. Bankruptcy Code. The outcome is uncertain at this time, and could have a significant impact on Card Services. If United Airlines is unsuccessful, and in the worst scenario is liquidated, Card Services' net income would be negatively impacted by the dissolution of the marketing agreement, loss of fee and interest income and increased marketing expense to encourage customers to continue card usage. Management expects the amount could be as high as several hundred million dollars.

2001 compared to 2000

Card Services reported net income of $907 million in 2001, up from a net loss of $1 million. Adjusted for $522 million after-tax of significant items, 2000 net income was $521 million. Increased reported net income reflected lower expenses, the addition of the Wachovia credit card business and higher income on securitized loans, partially offset by increased credit costs and lower spreads.

Total reported revenue was $4.0 billion, up $776 million or 24%. Net interest income was $1.3 billion, down $23 million, or 2%, reflecting lower spreads partially offset by the addition of the Wachovia credit card business and higher fees.

Noninterest income was $2.7 billion, an increase of $799 million, or 41%. 2000 noninterest income included $467 million in significant items. Excluding these charges, noninterest income increased $332 million, or 14%, reflecting the Wachovia credit card business, higher income on securitized loans and increased securitization activity.

The reported provision for credit losses was $392 million, an increase of $91 million, or 30%, as a result of portfolio growth partially offset by lower provision funding.

Noninterest expense totaled $2.2 billion, a decrease of $766 million, or 26%. 2000 noninterest expense included significant items of $321 million. Excluding these charges, noninterest expense decreased $445 million, or 17%, reflecting lower fraud and operational losses, processing costs and a decrease in internally allocated costs related to a mid-year 2000 change in methodology. The decline from 2000 also reflected the sale of international operations in the second quarter. These reductions were partially offset by the addition of the Wachovia credit card business, additional restructuring reserves and higher marketing expense.

Securitization gains were $28 million resulting from the securitization of $3.8 billion in credit card receivables. There were no securitizations entered into in 2000.

Investment Management

The Investment Management Group (IMG) provides investment, insurance, trust and private banking services to individuals. IMG also provides investment and investment related services, including retirement and custody services, securities lending and corporate trust to institutions.

IMG's registered investment advisory arm, Banc One Investment Advisors, ranks among the nation's top asset managers with $162.0 billion in assets under management. In addition, IMG manages One Group® mutual funds, one of the largest mutual fund complexes with over 50 funds and $101.2 billion in assets under management. Performance of the funds continues to remain strong. 89% of the assets are in funds ranked 3 stars or better and 50% of the assets are in funds ranked 4 stars or better by Morningstar®. During 2002 the distribution function for the One Group mutual funds was brought in-house.

Private client services (PCS) helps manage and build wealth for high net worth clients. PCS provides integrated financial advice and services such as brokerage, investments and alternative asset management, personal trust, private banking, insurance and financial planning through nearly 700 client advisors.

The retail investment services (RIS) business serves the Corporation's retail customer base by delivering high quality investment and insurance products and services through nearly 3,100 licensed bankers in 1,795 banking centers in 14 states.

The global corporate trust business ranks among the largest providers in the country for bond trustee services. These services are provided to governmental and municipal entities, as well as a broad range of middle market and large institutions.

(Dollars in millions)	2002	2001	2000
Income Statement Data:			
Net interest income-FTE [2][30]	$ 423	$ 427	$ 409
Banking fees and commissions	523	480	354
Service charges on deposits	19	17	16
Fiduciary and investment management fees	739	751	780
Other income	14	11	11
Total noninterest income	1,295	1,259	1,161
Total revenue, net of interest expense	1,718	1,686	1,570
Provision for credit losses	35	38	13
Salaries and employee benefits	565	564	554
Other expense	464	488	495
Total noninterest expense before merger and restructuring-related charges (reversals)	1,029	1,052	1,049
Merger and restructuring-related charges (reversals) [31]	(1)	19	—
Total noninterest expense	1,028	1,071	1,049
Income before income taxes	655	577	508
Applicable income taxes	244	215	186
Net income	$ 411	$ 362	$ 322
Memo – Insurance revenues	$ 447	$ 437	$ 357
Financial Performance:			
Return on equity	37%	36%	36%
Efficiency ratio	60	64	67
Headcount–full-time	5,895	6,071	6,562
Ending Balances *(in billions):*			
Loans	$ 6.9	$ 7.2	$ 7.0
Assets	8.7	8.6	8.1
Demand deposits	2.6	2.8	3.3
Savings	4.8	3.3	2.2
Time	3.4	3.2	4.0
Foreign offices	0.2	0.2	0.1
Total deposits	11.0	9.5	9.6
Equity	1.1	1.1	1.0
Average Balances *(in billions):*			
Loans	$ 7.0	$ 6.9	$ 6.6
Assets	8.5	8.1	7.6
Demand deposits	2.1	2.0	2.5
Savings	4.0	2.8	1.9
Time	3.3	3.3	4.0
Foreign offices	0.2	0.2	0.2
Total deposits	9.6	8.3	8.6
Equity	1.1	1.0	0.9
Credit Quality *(dollars in millions):*			
Net charge-offs:			
Commercial	$ 15	$ 27	N/A
Consumer	5	7	N/A
Total net charge-offs	20	34	N/A
Net charge-off ratios:			
Commercial	0.45%	0.81%	N/A
Consumer	0.14	0.19	N/A
Total net charge-off ratio	0.29	0.49	N/A
Nonperforming assets:			
Commercial	$ 61	$ 38	$ 36
Consumer	10	4	4
Total nonperforming loans	71	42	40
Other, including OREO	1	1	—
Total nonperforming assets	72	43	40
Allowance for credit losses	40	25	22
Allowance to period end loans	0.58%	0.35%	0.31%
Allowance to nonperforming loans	56	60	55
Nonperforming assets to related assets	1.04	0.60	0.57

(In billions)	**2002**	2001	2000
Assets Under Management Ending Balances			
Mutual funds	**$ 101.2**	$ 83.5	$ 70.4
Other	**60.8**	59.1	60.8
Total	**162.0**	142.6	131.2
By type:			
Money market	**78.6**	58.5	43.1
Equity	**37.1**	47.3	53.5
Fixed income	**46.3**	36.8	34.6
Total	**162.0**	142.6	131.2
By channel: (17)			
Private client services	**42.7**	50.6	56.2
Retail brokerage	**7.0**	7.6	7.0
Institutional	**77.8**	62.4	52.1
Commercial cash sweep	**9.0**	9.8	8.6
Capital markets	**4.9**	1.5	0.4
External (32)	**10.8**	3.8	1.1
All other direct (33)	**9.8**	6.9	5.8
Total	**162.0**	142.6	131.2
Morningstar® Rankings: (34)			
% of assets in funds ranked 4 or better	**50%**	57%	49%
% of assets in funds ranked 3 or better	**89**	88	99
Trust Assets Ending Balances *(in billions)*:			
Trust assets under administration	**$ 342.8**	$ 352.5	$ 319.4
Corporate Trust Securities Ending Balances *(in billions)*: (35)			
Corporate trust securities under administration	**$1,016.0**	$ 915.0	$ 751.1
Retail Brokerage *(in millions)*:			
Mutual fund sales	**2,293**	2,284	2,613
Annuity sales	**3,114**	2,583	1,659
Total sales	**5,407**	4,867	4,272
Number of customers–end of period (17) *(in thousands)*	**681**	646	N/A
Market value customer assets–end of period *(in billions)*:			
Brokerage	**$ 16.6**	$ 16.6	$ 17.3
Annuity account value	**11.3**	8.7	6.8
Total market value (17)	**27.9**	25.3	24.1
Number of registered sales representatives	**845**	724	700
Number of licensed retail bankers	**3,086**	3,042	2,689
Private Client Services:			
Number of private client advisors	**676**	641	747
Number of private client offices (36)	**92**	105	104
Market value customer assets–end of period (17) *(in billions)*	**$ 61.7**	$ 72.2	$ 80.6
Ending balances *(in billions)*:			
Loans	**6.9**	7.0	6.7
Deposits	**9.2**	7.6	7.2
Average balances *(in billions)*:			
Loans	**6.9**	6.9	6.4
Deposits	**8.3**	7.0	7.0

For additional footnote detail see pages 40, 43 and 46.

(30) Net interest income-FTE did not have tax equivalent adjustments for the years ended December 31, 2002, 2001 and 2000, respectively.

(31) Restructuring-related charges (reversals) are discussed on pages 52–53 and in Note 4 "Restructuring Related Activity" on page 89. Income before restructuring-related charges (reversals) for IMG, net of $244 million and $222 million of income taxes, was $411 million and $374 million for the years ended December 31, 2002 and 2001, respectively.

(32) Includes broker/dealers, trust companies, and registered investment advisors that sell, or offer, One Group funds.

(33) One Group funds invested in other One Group funds and other mutual funds sub-advised.

(34) *Morningstar changed the rating process effective June 30, 2002 with no prior period restatements.*

(35) Certain adjustments, primarily definitional in nature, were made to prior periods to conform to the current period presentation. Ending balances are estimated.

(36) During 2002, PCS offices that were in close proximity were consolidated to realize operational efficiencies.

2002 compared to 2001

IMG reported net income of $411 million, up $49 million from the prior year. Net interest income decreased $4 million, or 1%, reflecting narrower spreads on deposits and an increase in other funding costs.

Noninterest income, which is principally fiduciary, investment and banking fees and commissions, increased $36 million, or 3%. The principal driver of growth in noninterest income was an 11% increase in retail brokerage sales, partially offset by lower management fee revenue resulting from weak market conditions and a shift in assets under management from equities to money market and fixed income assets.

Noninterest expense was $1.0 billion, a decrease of $23 million, or 2%, excluding the impact of the restructuring charges and reversals. The principal drivers of the decrease were lower headcount and other cost savings initiatives.

The provision for credit losses was $35 million, a $3 million decrease from the prior year. The allowance for credit losses increased $15 million to $40 million reflecting the deterioration in credit quality of certain large loans. Nonperforming assets were $72 million, a $29 million increase, reflecting the aforementioned deterioration.

Assets under management were $162.0 billion, an increase of $19.4 billion, or 14%, as a result of strong money market and fixed income asset growth, partially offset by a decline in equity assets, reflecting weak market conditions. One Group mutual fund assets grew to $101.2 billion, an increase of $17.7 billion, or 21%.

2001 compared to 2000

IMG reported net income of $362 million, up $40 million. Net interest income increased $18 million, or 4%, reflecting a 5% increase in average loans partially offset by narrower deposit spreads and a 3% decrease in average deposits.

Noninterest income, which is principally fiduciary, investment and banking fees and commissions, increased $98 million, or 8%. Beginning in November 2000, fees associated with the administration of the One Group mutual funds were recorded as revenue, with a corresponding increase in expense. Prior to that, a third-party administrator incurred such fees and expenses, which totaled $80 million in 2000. Excluding the impact of this change, noninterest income increased $18 million reflecting growth in retail brokerage sales offset by lower investment advisory fees on equity assets because of overall market conditions.

Noninterest expense before restructuring-related charges increased $3 million, principally related to expenses of $80 million associated with the administration of the One Group mutual funds, offset by a decrease in expenses related to tighter cost control, lower headcount and reduced operating losses. Excluding the expenses associated with the administration of the One Group mutual funds, noninterest expenses declined 7%.

Provision for credit losses increased $25 million, principally related to higher net charge-offs resulting from a difficult economic climate and loan growth.

Assets under management totaled $142.6 billion, up 9% from the end of 2000. One Group mutual fund assets under management increased 19% to $83.5 billion. One Group mutual fund performance continued to remain strong, with 88% of these funds rated three stars or higher by Morningstar. Average assets under management increased 3% compared with 2000, driven principally by a 12% increase in One Group mutual funds.

Corporate

Corporate includes treasury, fixed income and principal investment portfolios, mortgage-servicing assets, unallocated corporate expenses, and any gains or losses from corporate transactions. The treasury group within the Corporate line of business risk manages mortgage-servicing assets on behalf of the Corporation.

(Dollars in millions)	**2002**	2001	2000
Income Statement Data:			
Net interest expense-FTE [(2) (37) (38)]	**$ (292)**	$ (664)	$ (458)
Banking fees and commissions	**(24)**	(18)	N/A
Credit card revenue	**2**	—	N/A
Service charges on deposits	**11**	23	N/A
Investment securities gains (losses)	**178**	(54)	N/A
Trading losses	**(24)**	(49)	N/A
Other income	**147**	304	N/A
Total noninterest income [(39)]	**290**	206	15
Total loss, net of interest expense	**(2)**	(458)	(443)
Provision for credit losses	**17**	—	(3)
Salaries and employee benefits	**800**	629	N/A
Other expense	**(221)**	(297)	N/A
Total noninterest expense before merger and restructuring-related charges (reversals)	**579**	332	1,192
Merger and restructuring-related charges (reversals) [(40)]	**(21)**	94	117
Total noninterest expense [(41)]	**558**	426	1,309
Loss before income benefit	**(577)**	(884)	(1,749)
Applicable income benefit	**(288)**	(416)	(642)
Net loss	**$ (289)**	$ (468)	$ (1,107)

	2002	2001	2000
Financial Performance:			
Headcount–full-time [19]	**14,456**	13,536	15,496
Ending Balances *(in billions):*			
Loans	**$ —**	$ 0.6	$ 0.1
Assets	**58.3**	50.8	46.8
Memo–			
Treasury investments [42]	**34.2**	32.2	22.8
Principal investments [43]	**2.3**	2.7	3.5
Deposits	**14.1**	19.6	30.7
Equity	**1.3**	(0.8)	(1.6)
Average Balances *(in billions):*			
Loans	**$ 0.2**	$ 0.9	$ 0.2
Assets	**50.6**	47.3	43.9
Deposits	**14.3**	24.1	26.1
Equity	**0.6**	(0.9)	(0.2)

For additional footnote detail see pages 40, 43, 46 and 49.

(37) Net interest expense-FTE includes tax equivalent adjustments of $32 million, $25 million and $2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

(38) Net interest expense-FTE primarily includes treasury results and interest spread on investment related activities.

(39) Noninterest income primarily includes the gains and losses from investment activities and other corporate transactions.

(40) Restructuring-related charges (reversals) are discussed on pages 52–53 and in Note 4 "Restructuring-Related Activity" on page 89. Loss before merger and restructuring-related charges (reversals) for Corporate, net of $(8) million, $35 million and $44 million in income tax expense (benefit), was $302 million, $409 million and $1.0 billion for the years ended December 31, 2002, 2001 and 2000, respectively.

(41) Noninterest expense primarily includes corporate expenses not allocated to the lines of business.

(42) Treasury investments may include U.S. government and agency debt securities, mortgage and other asset backed securities and other fixed income investments.

(43) Principal investments include primarily private equity investments and venture capital fund investments.

2002 compared to 2001

Corporate net loss was $289 million, compared with a net loss of $468 million. Excluding the impact of restructuring charges/reversals, net loss was $302 million in 2002 and $409 million in 2001.

Net interest expense was $292 million, an improvement of $372 million, primarily a result of lower interest rates. During the latter part of the year the Corporation took actions to position the balance sheet more defensively for rising interest rates. These actions primarily involved raising fixed rate funding and swapping existing floating rate liabilities to fixed rate. As a result, the Corporation significantly shifted its interest rate risk posture as further detailed in the "Market Risk Management Non-Trading Activities" discussion beginning on page 61.

Net investment securities gains were $178 million reflecting the gain on the sale of the GE Monogram joint venture of $261 million, partially offset by net losses in the investment portfolios. In 2001, net investment losses were $54 million due to writedowns in the principal investments portfolio partially offset by treasury investment portfolio gains. The valuation adjustments in principal investments in 2002 and 2001 were primarily a result of the overall decline in the value of the equity market, the interest rate environment and a decline in the value of private investments as a result of existing economic conditions.

Other income was $147 million, compared with $304 million. The decrease of $157 million was primarily a result of mortgage related losses and valuation adjustments on other investments in 2002, and $73 million of gains realized in 2001 on the sales of the Corporation's interests in EquiServe Limited Partnership and Star Systems, an ATM network.

Corporate noninterest expenses were $558 million, compared with $426 million in the prior year. The current year increase was primarily due to salaries and benefits, including stock options, and one-time charges of $89 million related to the in-sourcing of certain vendor contracts.

2001 compared to 2000

Corporate reported a net loss of $468 million, compared with a net loss of $1.1 billion. Excluding restructuring charges of $59 million after-tax, the net loss in 2001 was $409 million. Excluding restructuring charges and significant items of $73 million and $778 million, after-tax, respectively, the net loss in 2000 was $256 million.

Net interest expense increased to $664 million from $458 million in 2000. These results were principally due to changes in the treasury investment portfolio and an increase in unallocated equity.

Noninterest income was $206 million compared with $15 million in 2000. Excluding significant item charges of $436 million, noninterest income in 2000 was $451 million. The $245 million decrease from 2000 was primarily driven by higher investment security losses resulting from market conditions.

Unallocated corporate expenses were $426 million compared with $1.3 billion. Excluding restructuring charges and significant items, unallocated corporate expenses were $332 million in 2001 versus $473 million in 2000. The $141 million reduction from 2000 was principally due to increased allocations.

Significant Items

In 2000, the Corporation initiated certain actions (e.g., decisions related to staff reductions and the use of existing real estate and fixed assets), made certain decisions regarding its business activities (e.g., substantially reducing the vehicle lease portfolio), reacted to changes in market conditions (e.g., decline in used car market, investment portfolio repositioning), and applied assumptions reflective of current market conditions, including current deterioration in performance, in its valuation process (e.g., interest-only strip, purchased credit card relationships). The results of these actions were adjustments to the carrying value of related assets and liabilities. These items were identified as significant items to differentiate these actions from ongoing/routine business activities.

The Corporation determined and recorded the adjustments for these actions (in general) as follows:

- Severance costs related to staff reductions were based on the identified number of employees terminated.
- Real estate and fixed asset costs were based on the estimated costs to close and consolidate facilities, including the write-off of capitalized costs.
- Due to overcapacity in the used automobile market, especially with sport utility vehicles (a major component of the Corporation's lease portfolio), estimated residual values for leased automobiles declined significantly. Accordingly, the Corporation wrote down the residual value related to these automobile leases. In addition, the Corporation planned to sell certain vehicle loans, which were written down to fair value. The Corporation's lease financing accounting policy is presented on page 85.
- The losses on the repositioning of the investment portfolio, as part of the Corporation's overall investment strategy, were based on market prices.
- The Corporation evaluates the fair value of its interest-only strip resulting from securitization transactions at both the date of the securitization and the balance sheet date. In 2000, the Corporation adjusted these assumptions and estimates to reflect the change in the fair value for these types of assets and, accordingly, recorded a writedown in its interest-only strip. For a more detailed discussion of the factors used in this process, see Note 9 "Credit Card Securitizations" on pages 94-95.
- The writedown of purchased credit card relationship intangibles reflected revised assumptions in the Corporation's discounted cash flow analysis reflecting higher cost of funds assumptions, consistent with the interest rate environment, and loss trends resulting from deterioration in performance.

As a result of the significant items noted and the restructuring plans initiated in 2000 and 2001, the Corporation's noninterest expense, before restructuring-related reversals was $9.6 billion for 2002, which represented a reduction in annualized noninterest expense of approximately $1.2 billion and decreased headcount of approximately 9,000 employees from June 30, 2000.

Results in 2000 included the negative impact of $2.2 billion after-tax ($3.3 billion pre-tax) of significant items. Business Segments – Table 1 – summarizes these significant items by action taken within each line of business. Income Statement Line – Table 2 – reflects these same actions by income statement line. Both tables exclude merger and restructuring–related charges.

Business Segments – Table 1 – 2000

(In millions)	Retail	Commercial Banking	Card Services	Investment Management	Corporate	Total
Pretax expense (income)						
Writedown of auto lease residuals	$532					$ 532
Provision for credit losses		$628				628
Repositioning of investment securities portfolio					$ 415	415
Operational and other [(1)]	2	(18)	$ 56		220	260
Writedown of interest-only strip			354			354
Occupancy and fixed asset related	9	6	11	$ (4)	315	337
Writedown of purchased credit card relationship intangibles			275			275
Writedowns primarily related to planned loan sales [(2)]	167					167
Increase in legal accruals					190	190
Writedown of marketing partnership agreements			121			121
Severance related	10	21	6	4	9	50
Total	$720	$637	$823	$ —	$1,149	$3,329
After-tax	$456	$404	$522	$ —	$ 778	$2,160

Income Statement Line – Table 2 – 2000

(In millions)	Retail	Commercial Banking	Card Services	Investment Management	Corporate	Total
Net interest income	$ 14	$ (7)			$(6)	$1
Noninterest income:						
Banking fees and commissions					(1)	(1)
Credit card revenue			$152			152
Service charges on deposits		5				5
Investment securities (gains) losses		(1)			426	425
Trading		44				44
Other income	650	3	315	2	11	981
Total noninterest income	650	51	467	2	436	1,606
Provision for credit losses	11	628	35			674
Noninterest expense:						
Salaries and employee benefits [1]	12	(42)	(4)	(19)	145	92
Occupancy expense	9	6	11		72	98
Other intagible amoritization			275	9	36	320
Other	24	1	39	8	466	538
Total noninterest expense	45	(35)	321	(2)	719	1,048
Pretax expense	$720	$637	$823	$ —	$1,149	$3,329

(1) Includes $75 million of incentive accruals reversed in the fourth quarter relating to the full year in which existing plans were adjusted to a pay for performance basis.

(2) At December 31, 2000, management discontinued its plan to dispose of these loans, and as such, are considered part of the general portfolio.

CONSOLIDATED RESULTS

Net Interest Income

Net interest income represents the spread on interest earning assets over interest bearing liabilities as well as items such as loan fees, cash interest collections on problem loans, dividend income, interest reversals, and income or expense on derivatives used to manage interest rate risk.

				Percent Change	
For the Year Ended December 31,	**2002**[3]	2001	2000	2002-2001	2001-2000
(Dollars in millions)					
Net interest income-FTE basis [1][2]	**$ 8,740**	$ 8,769	$ 8,974	—%	(2)%
Average earning assets	**231,401**	237,869	241,058	(3)	(1)
Net interest margin	**3.78%**	3.69%	3.72%		

(1) Net interest income-FTE includes taxable equivalent adjustments of $145 million, $131 million, and $138 million for years ended December 31, 2002, 2001 and 2000, respectively.

(2) Net interest income is presented rather than gross interest income and gross interest expense because the Corporation relies primarily on net interest revenue to assess performance.

(3) *Results include the effects of the consolidation of Paymentech, Inc. and Anexsys, LLC.*

2002 compared to 2001

While the net interest margin increased to 3.78% from 3.69%, net interest income declined $29 million to $8.7 billion from $8.8 billion. This decrease was primarily a result of intentionally reducing earning assets such as large corporate loans, vehicle leases and brokered home equity loans. In addition, the Corporation took actions to both the assets and liabilities sides of the balance sheet to defensively position itself for a higher rate environment.

2001 compared to 2000

Net interest income declined $205 million from that reported in 2000, largely due to lower earning assets. The decline in average earning assets was attributed to efforts to reduce commercial credit exposure, discontinued brokered home equity loan and auto lease outstandings, and also reflected lower credit card receivables.

Noninterest Income

The components of noninterest income for the periods indicated are:

For the Year Ended December 31,	2002 [1]	2001	2000	Percent Change 2002-2001	Percent Change 2001-2000
(Dollars in millions)					
Banking fees and commissions	**$1,775**	$1,731	$1,537	3%	13%
Credit card revenue	**3,816**	2,775	2,299	38	21
Service charges on deposits	**1,578**	1,449	1,310	9	11
Fiduciary and investment management fees	**740**	754	783	(2)	(4)
Investment securities gains (losses)	**165**	(66)	(235)	N/M	(72)
Trading	**224**	220	134	2	64
Other income (losses)	**(62)**	360	(738)	N/M	N/M
Total noninterest income	**$8,236**	$7,223	$5,090	14	42
Noninterest income to total revenue	**48.9%**	45.5%	36.6%		

N/M Not meaningful.

(1) Results include the effects of the consolidation of Paymentech, Inc. and Anexsys, LLC.

Components of noninterest income that are primarily related to a single business segment are discussed within that business segment rather than the consolidated section.

2002 compared to 2001

Banking fees and commissions of $1.8 billion increased $44 million, or 3%. This increase was primarily the result of increased annuity and mutual fund sales, as well as from growth in asset-backed finance and other underwriting fees in capital markets, partially offset by lower mortgage-related revenue.

Credit card revenue of $3.8 billion increased $1.0 billion, or 38%. This increase was due to the addition of the Wachovia credit card business, consolidation of Paymentech, higher volume-related revenue and higher income earned on securitized loans.

Service charges on deposits of $1.6 billion increased $129 million, or 9%. This increase primarily reflected improvement in global treasury services as clients shifted their payment method to fees due to the lower value of their compensating deposit balances.

Net investment gains were $165 million compared to losses of $66 million. Included in 2002 results was the $261 million gain on sale of the GE Monogram joint venture, partially offset by net losses in the investment portfolios.

Trading produced gains of $224 million, an increase of $4 million, or 2%. This slight increase was primarily the result of an increase in the fair value of credit derivatives used to hedge the commercial loan portfolio and limit exposures for specific credits, partially offset by lower results across multiple trading products.

Other income decreased $422 million. This decrease was primarily due to higher losses on tax-oriented investments, mortgage-related losses, valuation adjustments on other investments, various asset write-downs and the consolidation of Paymentech and Anexsys. Gains on the sale of ownership interests in EquiServe Limited Partnership and Star Systems recognized in the prior year also contributed to the decrease.

2001 compared to 2000

Banking fees and commissions increased $194 million, or 13%. This increase was primarily the result of increased annuity sales and fees associated with the in-house administration of the One Group mutual funds, which the Corporation began recording as revenue in the 2000 fourth quarter. Additionally, this increase reflected growth in retail brokerage sales.

Credit card revenue increased $476 million, or 21%. This improvement was due to the third quarter 2001 addition of the Wachovia credit card business and significant items recorded in 2000 (see table 2 on page 53).

Service charges on deposits increased $139 million, or 11%. A lower rate environment produced a shift to the payment of fees from net interest income due to the lower value ascribed to customers' compensating deposit balances.

Fiduciary and investment management fees declined by $29 million, or 4%. This reduction was as a result of lower investment advisory fees on equity assets because of overall market conditions.

Investment securities losses were $66 million due to principal investment losses and lower market valuations, partially offset by the gains on sale of fixed income securities. This was an improvement from 2000 when investment securities portfolio activity produced a loss of $235 million. This loss occurred when significant items were recorded in the second quarter of 2000 (see table 2 on page 53).

Trading produced gains of $220 million, an increase of $86 million, or 64%. This improvement was due to significant items recorded in 2000 (see table 2 on page 53) and market value gains.

Other income was $360 million compared to a $738 million loss in 2000. This improvement was predominately due to significant items recorded in 2000 (see table 2 on page 53).

Noninterest Expense

The components of noninterest expense for the periods indicated are as follows:

For the Year Ended December 31,	2002	2001	2000	Percent Change 2002-2001	Percent Change 2001-2000
(Dollars in millions)					
Salaries and employee benefits:					
Salaries [1]	**$ 3,823**	$ 3,638	$ 3,949	5%	(8)%
Employee benefits	**642**	560	653	15	(14)
Total salaries and employee benefits	**4,465**	4,198	4,602	6	(9)
Occupancy	**645**	686	872	(6)	(21)
Equipment	**426**	457	593	(7)	(23)
Outside service fees and processing	**1,303**	1,178	1,537	11	(23)
Marketing and development	**1,054**	862	900	22	(4)
Telecommunication	**365**	407	411	(10)	(1)
Other intangible amortization	**125**	97	410	29	(76)
Goodwill amortization	**—**	69	70	N/M	(1)
Other expense [1]	**1,261**	1,246	2,052	1	(39)
Total noninterest expense before merger and restructuring-related charges (reversals)	**9,644**	9,200	11,447	5	(20)
Merger and restructuring-related charges (reversals)	**(63)**	351	161	N/M	N/M
Total noninterest expense	**$ 9,581**	$ 9,551	$11,608	—	(18)
Headcount	**73,685**	73,519	80,778	—	(9)
Efficiency ratio	**56.4%**	59.7%	82.5%		

N/M Not meaningful.

(1) *Certain expenses have been reclassified from salaries to other expenses in all periods.*

Components of noninterest expense that are primarily related to a single business segment are discussed within that business segment rather than the consolidated section.

2002 compared to 2001

Salaries and employee benefits of $4.5 billion increased $267 million, or 6%. This increase was due to insourcing activities previously performed by outside vendors, increased incentive compensation, the consolidation of Paymentech and Anexsys, and also included $45 million related to the adoption of the fair value method of accounting for stock option and stock purchase plans.

Outside service fees and processing expense of $1.3 billion increased $125 million, or 11%, due to the increase in contract programming charges related to the Corporation's systems conversion efforts and the one-time charge of $89 million related to termination and renegotiation of certain vendor contracts.

Marketing and development expense of $1.1 billion increased $192 million, or 22%, primarily due to increased advertising expenditures for Card Services and certain Retail products.

Telecommunication expense of $365 million decreased $42 million, or 10%, primarily due to lower servicing expenses resulting from the termination and renegotiation of certain vendor contracts.

Other intangible amortization of $125 million increased $28 million, or 29%, primarily due to the amortization of purchased credit card relationships associated with the addition of the Wachovia credit card business. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Corporation no longer amortizes goodwill and thus did not incur any goodwill amortization expense during 2002.

Other expense increased by $15 million primarily due to systems conversion costs. The Corporation successfully completed the Michigan, Florida and Illinois conversions during 2002.

As a result of the significant items noted on pages 52-53 and restructuring plans initiated in 2000 and 2001, the Corporation's noninterest expense before restructuring-related reversals was $9.6 billion for 2002, which represents a reduction in annualized noninterest expense of $1.2 billion and decreased headcount of approximately 9,000 employees from June 30, 2000.

2001 compared to 2000

Salaries and employee benefits were $4.2 billion, down 9% from $4.6 billion. This decline was attributed to expense savings from reduced headcount and cost reductions associated with the modification of the Corporation's benefit plans.

Occupancy expense declined by $186 million, or 21%. The decrease was the result of less occupied space.

Equipment expense in 2001 decreased $136 million. Reduced furniture and equipment rental along with lower maintenance and depreciation expense was primarily the reason for the 23% decline.

The Corporation recorded restructuring-related charges in the fourth quarter of 2001 affecting all lines of business for additional real estate and staff reductions (severance) costs to accomplish expense reductions, accelerated systems conversions, and other consolidations. Actions under the plan were implemented. See Note 4 "Restructuring-Related Activity" on page 89.

The Corporation recorded restructuring-related charges in the second quarter of 2000 related to restructuring its indirect lending and home mortgage business as well as exit costs associated with specific decisions made to permanently abandon identified facilities, equipment and application software (for all lines of business). Actions under this plan have been completed, with only payments of identified obligations remaining. See Note 4 "Restructuring-Related Activity" on page 89.

Restructuring-related charges (reversals) are allocated to each line of business (see tables on pages 52-53) for management reporting purposes.

Outside service fees and processing expense also declined 23%, attributed to a reduction in consulting expense and the benefits from contract renegotiations and other waste-reduction initiatives.

Marketing and development expense decreased $38 million, or 4%, as continued expense reductions in the Retail line of business more than offset increased expenditures for Card Services.

Other intangible amortization expense decreased by $313 million, or 76%, predominately due to significant items recorded in 2000 (see table 2 on page 53).

Other expense was reduced by $806 million, or 39%. This decrease was primarily due to significant items recorded in 2000 (see table 2 on page 53). This reduction also reflects the continuation of the Corporation's waste-reduction initiatives to lower expenses for such items as travel, entertainment and other miscellaneous items, which was partially offset by system conversion costs. The Corporation successfully converted the Texas/Louisiana and the Arizona/Utah deposit systems during 2001.

Applicable Income Taxes

The Corporation's income (loss) before income taxes and cumulative effect of change in accounting principle, as well as applicable income tax expense (benefit) and effective tax rate for each of the past three years follows:

(Dollars in millions)	**2002**	2001	2000
Income (loss) before income taxes (benefit) and cumulative effect of change in accounting principle	**$4,763**	$3,800	$(1,080)
Applicable income taxes (benefit)	**1,468**	1,118	(569)
Effective tax rate	**30.8%**	29.4%	52.7%

Applicable income tax expense (benefit) for all three years included benefits for tax-exempt income, tax-advantaged investments and general business tax credits offset by the effect of nondeductible expenses. In the case of a loss before income taxes and the cumulative effect of change in accounting principle, the effect of the net tax benefits described above is to increase, rather than decrease, the effective rate of tax. This is the primary reason for the difference in effective tax rates between 2000 and the other years presented. More detail on income taxes can be found in Note 20 "Income Taxes" on page 101.

RISK MANAGEMENT

Risk is an inherent part of the Corporation's business activities. The Corporation's ability to properly and effectively identify, measure, monitor, and report risk in its business activities is critical to its soundness and profitability. The diversity of the Corporation's lines of business helps reduce the impact that volatility in any particular area has on its operating results as a whole.

Corporate Risk Management Governance Structure

While the lines of business are primarily responsible for managing the risks inherent in their businesses, the Corporation has established a risk management governance structure to establish policy, monitor adherence to policy and manage the overall risk profile of the organization.

The Corporation believes risk management is the responsibility of every employee. However, various functional groups have specific roles and responsibilities to manage risk:

- **Board of Directors:** determines risk appetite and risk capacity. The Audit and Risk Management Committee routinely reviews risk issues.
- **Risk Committees:** ensure appropriate management of aggregate risks and capital, acceptable corporate and line of business risk profiles and the integrity of risk governance processes. Risks addressed include, but are not limited to credit, market and operational risk. The Executive Risk Committee is co-chaired by the Chief Executive Officer and Chief Risk Officer. Lines of business sub-committees are co-chaired by the heads of the lines of business and their respective chief risk officers. Committee members represent the lines of business, corporate risk management, finance and legal functions.
- **Chief Risk Officer:** establishes effective risk management infrastructure (people, process and systems).
- **Lines of Business:** manages risk exposures to approved limit structures for their applicable line of business and identifies risk linkages to other businesses.
- **Investment Committee:** ensure appropriate management of both new investment proposals and the existing portfolio of investments; approve new investment proposals and divestment strategies. The committe is co-chaired by the Chief Financial Officer and Head of Financial Planning and Acquisitions.
- **Principal Investments Committee:** a separate investment committee exists for governing the principal investments portfolio and is chaired by the Chief Executive Officer.
- **Corporate Audit:** independently assesses and recommends actions to mitigate risk.
- **Asset and Liability Committee ("ALCO"):** provides governance and oversight of liquidity, structural interest rate risk and capital and is co-chaired by the Chief Financial Officer and Treasurer.

Risk Management Process

There are four critical elements to the Corporation's risk management process:

- **Risk Identification:** The Corporation identifies risk dynamically by assessing the potential impact of internal and external factors on current businesses and new products/programs, and by developing risk mitigation strategies to effectively manage identified risks.
- **Risk Measurement:** The Corporation measures risk using a variety of methodologies including: calculating expected loss, unexpected loss and value-at-risk; and conducting stress tests and making comparisons to external benchmarks. Measurement models and underlying assumptions are routinely validated to ensure accurate risk measurement.
- **Risk Monitoring/Control:** The Corporation establishes risk management policies and procedures. These policies contain approved limits by customer, product and business that are monitored weekly.
- **Risk Reporting:** Risk reporting covers all lines of business and is comprehensively provided to management on a weekly basis.

Risk Types

There are seven major risk types identified by the Corporation:

- **Credit risk** is the risk to earnings or capital arising from an obligor's failure to meet the terms of any contract with the lender or otherwise fail to perform as agreed.
- **Liquidity risk** is the risk of loss arising from an institution's inability to meet its obligations when they come due without incurring unacceptable losses.
- **Market risk** is the risk that changes in future market rates or prices will make the Corporation's positions less valuable.
- **Operational risk** is the risk of loss resulting from inadequate or failed internal processes, people or systems or from external events.
- **Reputation risk** is the risk to earnings or capital arising from negative public opinion. This affects the institution's ability to establish new relationships or services, or continue servicing existing relationships.
- **Strategic risk** is the risk to earnings or capital arising from adverse business decisions or improper implementation of those decisions.
- **Compliance risk** is the risk to earnings or capital arising from violations of, or non-conformance with, laws, rules, regulations, prescribed practices, or ethical standards.

CREDIT RISK MANAGEMENT

Credit risk is a significant risk to the Corporation. It represents risk to earnings arising from an obligor's failure to meet the terms of any contract with the Corporation or otherwise fail to perform as agreed. Credit risk is found in all activities where success depends on issuer, borrower or counterparty performance. It arises any time funds are extended, committed, invested, or otherwise exposed through actual or implied contractual agreements, whether reflected on or off the balance sheet. On-balance sheet credit exposure includes such items as loans. Off-balance sheet credit exposure includes unfunded credit commitments and other credit-related financial instruments.

Management proactively manages the risk/reward relationship of each portfolio to achieve profitability targets and required rates of return on investment. The Corporation uses credit derivatives (primarily single name credit swaps) and short bond positions, as protection against deterioration of credit quality on commercial loans and loan commitments.

Risk Identification

Credit risk is the most prevalent risk associated with banking, and encompasses more than the traditional definition associated with lending activities. Credit risk also arises in conjunction with a broad range of bank activities, including selected investment portfolio products, derivatives trading partners, or foreign exchange counterparties. Credit risk also arises due to country or sovereign exposure, as well as indirectly through guarantor performance.

Risk Measurement

Expected and Unexpected Losses

Using statistical techniques, expected and unexpected losses are calculated for each segment of the portfolio. Expected loss is the average expected loss over a cycle, and unexpected loss represents the potential volatility of losses relative to expected loss levels.

Expected loss calculations and related stress tests are used as a basis for evaluating allowance for credit losses adequacy. Unexpected loss calculations are used as a basis for calculating economic capital, which is a management tool used to allocate capital for internal management purposes. Expected and unexpected loss calculations are made at the facility and portfolio levels, and are used as a basis for pricing to ensure appropriate risk/reward balance.

The Corporation employs several methodologies for estimating expected and unexpected losses. Methodologies are determined based on a number of factors, including type of asset (e.g., consumer installment versus commercial loan), risk measurement parameters (e.g., delinquency status and bureau score versus commercial risk rating), and risk management and collection processes (e.g., retail collection center versus centrally managed workout units). Risk measurement is primarily based upon two methodologies: risk rating exposure and credit scoring exposure.

Risk-Rated Exposure

For portfolios that are risk-rated (generally commercial), expected and unexpected loss calculations are based on estimates of probability of default and loss given default. Probability of default is the one-year expected default calculated on an obligor basis. Loss given default is an estimate of losses that are based upon collateral and structural support for each credit facility. Calculations and assumptions are based on management information systems and methodologies that are under continual review.

In the second quarter 2001, the Corporation refined its measurement process for estimating expected loss by enhancing its risk rating system to provide for discrete estimates of probability of default and loss given default. In addition, the Corporation moved from a one-tier, 12 point combined obligor and facility-based scale to estimate expected loss to a two-tiered methodology: a 20 point obligor-based scale, which estimates probability of default, and an 8 point facility-based scale, which estimates loss given default. The benefit of the 20 point obligor-based scale is it enables the Corporation to benchmark its internal measures of risk with publicly available ratings and market prices. The estimated probability of default covers a one-year time horizon. Expected loss represents the combined effect of estimates from both components. While the risk rating system changed, estimates of expected loss were relatively unaffected and no increase to the reserve was required.

Risk ratings are reviewed on an ongoing basis by corporate risk management and revised, if needed, to reflect the borrowers' current risk profile and the related collateral position. The lower categories of credit risk are equivalent to the four bank regulatory classifications: Special Mention, Substandard, Doubtful and Loss.

Credit-Scored Exposure

For credit-scored portfolios (generally Retail and Card Services), expected loss is based on a statistical analysis of inherent losses over discrete periods of time. Expected losses are estimated using statistical analysis, such as roll rate models, which use historical losses, and vintage forecasting models. Other risk characteristics evaluated include: recent loss experience in the portfolios, changes in origination sources, portfolio seasoning, loss severity, and underlying credit practices, including charge-off policies. This analysis is applied to the current portfolios in order to forecast delinquencies and severity of losses, which determines the amount of future probable losses. These factors and analysis are updated on a quarterly basis.

Risk Monitoring/Control

The Executive Risk Committee has developed policies to manage the level and composition of risk in its portfolio, and reviews the Corporation's performance relative to those policies.

The line of business risk committees have developed policies that focus on origination, portfolio management and managed assets related activities. The policy framework establishes approval authorities and related processes, risk rating methodologies, portfolio review parameters and management of problem loans. The objective of the credit risk management process is to quantify and manage credit risk on an aggregate portfolio basis as well as to reduce the risk of loss resulting from an individual customer default. Corporate risk management works with lending officers and line of business personnel involved in credit decision making and is involved in the implementation, refinement, and monitoring of the Corporation's credit policies and procedures. Credit limits are approved by the Executive Risk Committee and adherence to those limits is monitored weekly.

In order to meet its credit risk management objectives, the Corporation maintains a risk profile that is diverse in terms of borrower, product-type, and industry and geographic concentrations. Additional diversification of the Corporation's exposure is accomplished through syndication of credits, participations, loan sales, securitizations, credit derivatives and other risk-reduction techniques.

Risk Reporting

Aggregate credit exposure, credit metric forecasts, hold limit exceptions and risk profile changes are reported weekly for all portfolios. Expected loss calculations and detailed portfolio reporting of industry, customer and geographic concentrations are reported monthly to senior management. In addition, the results of comprehensive stress tests of expected loss for reserve establishment are presented in the quarterly reports to senior management. Through the Risk Committee governance structure, credit risk trends and limit exceptions are regularly discussed on a comprehensive basis.

LIQUIDITY RISK MANAGEMENT

Liquidity is managed to preserve stable, reliable and cost-effective sources of funding to meet all current and future financial obligations.

At the Corporation, strong liquidity is provided by a variety of sources including:

- A portfolio of liquid assets, comprised of federal funds sold, deposit placements and marketable securities.
- A large customer deposit base arising through the Corporation's Commercial Banking and Retail business activities.
- A diversified mix of short- and long-term funding sources from the wholesale financial markets.
- A substantial and growing capital position in excess of regulatory well-capitalized standards.
- Significant borrowing capacity at the Federal Reserve discount window.

The Corporation is an active participant in the global financial markets through which it obtains a significant amount of funding. These markets serve as a cost-effective source of funds and are a critical component of the Corporation's liquidity management. Decisions to access these markets are based upon relative costs, prospective views of balance sheet growth, and a targeted liquidity profile. A disruption in the financial markets could limit access to liquidity for the Corporation.

The Corporation's ability to maintain regular access to competitively priced wholesale funds is fostered by strong debt ratings from the major credit rating agencies. Management views the following factors as critical to retaining high credit ratings:

- Strong capital ratios and credit quality
- A stable, diverse earnings stream
- Diversity of liquidity sources
- Strong liquidity monitoring procedures

At December 31, 2002, the Corporation and its principal banks had the following long- and short-term debt ratings:

	Short-Term Debt			Senior Long-Term Debt		
	S & P	Moody's	Fitch	S & P	Moody's	Fitch
The Corporation (parent)	A-1	P-1	F-1	A	Aa3	A+
Principal banks	A-1	P-1	F-1+	A+	Aa2	AA-

Risk Identification

Treasury is responsible for measuring and managing the liquidity profile with oversight from the ALCO. Liquidity risks reviewed include the diversity of the Corporation's sources of funding and the maturity structure of those sources, quantity of liquid assets held, contingent funding requirements and sensitivity to changes in credit ratings. Treasury tests a series of liquidity scenarios and works with the lines of business to understand and manage the potential liquidity risks in the Corporation.

Measurement and Monitoring/Control

The Corporation has established operating guidelines around balance sheet liquidity that include required levels of liquid assets and limits on liquidity gaps. Liquidity gaps measure balance sheet cash flow mismatches and quantify certain liability maturities in excess of liquid assets.

The Corporation monitors and manages liquidity considering both on- and off-balance sheet exposures. On-balance sheet liquidity is impacted by balance sheet growth, level and mix of customer deposits, and access to wholesale funding. In the normal course of business, the Corporation enters into certain forms of off-balance sheet transactions, including credit card securitizations, unfunded loan commitments and letters of credit. These transactions are managed through the Corporation's various risk management processes. For example, liquidity facilities provided to Corporation-and third party-administered specialized financing entities might require funding if the Corporation's short-term rating were to fall to A-2 or P-2. Credit card securitizations may be subject to early amortization if certain performance measures of the issuing trust were not maintained. Other events could result in additional funding requirements for the Corporation.

The parent company faces unique liquidity constraints due to legal limitations on its ability to borrow funds from its banking subsidiaries. The parent company obtains funding to meet its obligations through bank and non-bank subsidiary dividends (within regulatory limitations) and through the issuance of debt securities. The parent company holds liquid assets equal to at least 12 months of its upcoming debt maturities to ensure adequate liquidity is available.

Reporting

A combination of daily, weekly, monthly and periodic reports provided to senior management detail the following:

- Internal liquidity risk metrics
- Composition and level of the liquid asset portfolio
- Timing differences in short-term cash flow obligations
- Available pricing and market access to the financial markets for capital, term-debt and securitization transactions
- Exposure to contingent draws on the Corporation's liquidity
- Liquidity stress testing under systemic and Corporation specific scenarios

MARKET RISK MANAGEMENT

Market risk refers to potential losses arising from changes in interest rates, foreign exchange rates, equity prices, commodity prices and credit spreads in market risk sensitive instruments. Market risk arises in both trading and non-trading portfolios. The section on "Market Risk Management-Nontrading Activities" on page 61 provides an overview of our approach to managing market risks arising from non-trading portfolios. In these asset and liability management activities, policies are in place to closely manage structural interest rate risk. Disclosures about the fair value of financial instruments, which reflect changes in market prices and rates, can be found in Note 23 "Fair Value of Financial Instruments" on pages 103–105.

Market Risk Management — Trading Activities

Through its trading activities, the Corporation strives to take advantage of profit opportunities due to changes in interest rates, exchange rates, equity prices, commodity prices and credit spreads. The Corporation's trading activities are primarily customer-oriented. For example, cash instruments are bought and sold to satisfy customers' investment needs. Derivative contracts are initially entered into to meet the risk management needs of customers. The Corporation enters into subsequent transactions to manage the level of risk in accordance with approved limits. In order to accommodate customers, an inventory of capital markets instruments is carried, and access to market liquidity is maintained by making bid-offer prices to other market makers. The Corporation may also take proprietary trading positions in various capital markets cash instruments and derivatives, and these positions are designed to profit from anticipated changes in market factors. Activity is focused in OECD (Organisation for Economic Cooperation and Development) markets, with very little activity in emerging markets.

Many trading positions are kept open for brief periods of time, often less than one day. Other positions may be held for longer periods. Trading positions are carried at estimated fair value, with realized and unrealized gains and losses included in noninterest income as trading income.

Risk Identification

Corporate market risk management works with various lines of business personnel to refine and monitor market risk policies and procedures, and is the primary independent oversight unit for market risk arising from line of business activities. The line of business, working in conjunction with corporate market risk management, is responsible for comprehensive identification of market risks. These market risks include the sensitivities to such market factors as changes in prices, interest rate curves, spreads, basis, volatility, gamma, time decay and correlations. Market risk management also conducts annual reviews of each of the trading businesses to confirm approved products and trading strategies.

Risk Measurement

The Corporation relies on a number of statistical and non-statistical measurements to monitor the level of market risk arising from interest rates, foreign exchange, equities, commodities and credit spreads. The Corporation has developed policies and procedures to manage market risk in its trading activities through a value-at-risk measurement, stress testing and dollar trading limits. The objective of this process is to quantify and manage market risk in order to limit single and aggregate exposures. Dollar trading limits are subject to varying levels of approval by senior line of business management, with review by corporate market risk management. For non-trading portfolios, the primary measures of market risk are earnings at risk and the economic value of equity.

Value-At-Risk

For trading portfolios, value-at-risk measures the maximum fair value the Corporation could be reasonably expected to lose on a trading position, given a specified confidence level and time horizon. Value-at-risk limits and exposure are monitored daily for each significant trading portfolio. Value-at-risk was not calculated for credit derivatives used to hedge specific credits in the loan portfolio. However, stress testing is regularly performed for these credit derivative positions. See discussion of credit derivatives under the "Trading Derivative Instruments" section on page 72. Likewise, value-at-risk calculations do not include the principal investments portfolio that is being accounted for similar to trading portfolios in that realized and unrealized gains and losses are recorded currently in income.

The Corporation applies a statistical model to its portfolios of cash and derivative positions, including options, to calculate value-at-risk. The variance-covariance model estimates the volatility of returns on individual assets, as well as the correlation of changes of asset price pairs. These volatility and correlation estimates are made on the basis of one-year, equally-weighted historical observations of market variables. The model then computes the volatility of changes in the market values of the portfolios (i.e., the value-at-risk results) by applying each portfolio's statistical sensitivities to the correlations.

The Corporation's value-at-risk calculation measures potential losses in fair value using a 99% confidence level and a one-day time horizon. This equates to 2.33 standard deviations from the mean under a normal distribution. This means that, on average, daily profits and losses are expected to exceed value-at-risk one out of every 100 overnight trading days.

The value-at-risk in the Corporation's trading portfolio was as follows (excluding credit derivatives and other instruments used to hedge specific credits in the loan portfolio with a notional amount of $7.3 billion and $3.3 billion at December 31, 2002 and 2001, respectively):

	2002			
(In millions)	**December 31**	**Average**	**High**	**Low**
High Volume Capital Markets Trading Portfolios and Mortgage Pipeline [1]				
Risk type:				
Interest rate	**$6**	**$5**	**$7**	**$3**
Commodity price	**—**	**—**	**2**	**—**
Currency exchange rate	**—**	**—**	**3**	**—**
Equity	**1**	**1**	**2**	**—**
Diversification benefit	**—**	**—**	**N/A**	**N/A**
Other Trading Portfolios	**7**	**6**	**8**	**3**
Risk type:				
Interest rate	**7**	**7**	**8**	**7**
Aggregate trading portfolio market risk	**$14**	**13**	**16**	**11**

	2001			
(In millions)	December 31	Average	High	Low
High Volume Capital Markets Trading Portfolios and Mortgage Pipeline [1]				
Risk type:				
Interest rate	$5	$5	$7	$3
Commodity price	—	—	—	—
Currency exchange rate	—	1	4	—
Equity	1	1	4	—
Diversification benefit	—	—	N/A	N/A
Other Trading Portfolios	6	7	15	3
Risk type:				
Interest rate	6	6	8	5
Aggregate trading portfolio market risk	$12	13	16	9

(1) Subject to backtesting.

Interest rate risk was the predominant type of market risk incurred during 2002. At December 31, 2002, approximately 95% of primary market risk exposures were related to interest rate risk. Currency exchange rate, equity and commodity risks accounted for 1%, 3% and 1%, respectively, of primary market risk exposures.

- U.S. Treasury, corporate, asset-backed, municipal, and mortgage-backed securities generated 82% of the interest rate risk component. Interest rate derivatives accounted for 15% of the interest rate risk, while the remaining 3% was derived primarily from money market and foreign exchange trading activities.
- Foreign exchange spot, forward and option trading generated 100% of the currency exchange rate risk. Of the currency exchange rate risk arising from these activities, 43% related to major currency exposures and 57% to minor currencies.
- Equity derivatives trading and off-setting cash positions generated 100% of equity price risk.

At December 31, 2002, aggregate portfolio market risk exposures were 17% higher than at year-end 2001. The majority of this increase was due to increased market risk in various trading books.

Value-at-risk levels are regularly backtested to validate the model by comparing predictions with actual results. For 2002, backtesting results for the high volume capital markets portfolios and the mortgage pipeline appear in the following graph:


(In millions)
$15
$10
$5
$0
($5)
($10)
($15)
2-Jan
15-Jan
28-Jan
8-Feb
21-Feb
6-Mar
19-Mar
1-Apr
12-Apr
25-Apr
8-May
21-May
3-Jun
14-Jun
27-Jun
10-Jul
23-Jul
5-Aug
16-Aug
29-Aug
11-Sep
24-Sep
7-Oct
18-Oct
31-Oct
13-Nov
26-Nov
9-Dec
20-Dec
VaR
P&L

These backtesting results reflect only the higher volume trading portfolios that are actively managed and marked-to-market on a daily basis (i.e., the capital markets trading portfolios and the mortgage pipeline in the consumer lending business). Based on a 99% confidence interval in predicting actual profit or loss, the Corporation would expect actual profit or loss to exceed value-at-risk one day for every one hundred days. As shown in the graph above, there was only one day in 2002 where the actual loss exceeded the calculated value-at-risk. The Corporation's value-at-risk measure provides a conservative measure of the level of market risk.

Stress Testing

Stress tests are conducted regularly for all capital markets trading portfolios including credit derivatives for a standard set of forward-looking scenarios for large, low probability changes in the market variables. Scenarios may be derived from either severe historical crises or forward assessment of developing market trends. The scenarios are continuously reviewed to reflect changing market and economic conditions.

Risk Monitoring

The Corporation establishes limits for value-at-risk, market variable exposures, position limits and dollar trading loss limits for all capital markets trading portfolios. Actual activity compared with these limits is monitored daily. In addition, trading limits have been established for trading portfolios within other areas of the Corporation, including treasury and principal investments. Actual activity compared with these trading limits is regularly monitored. As a rule, all businesses are expected to maintain exposure within approved limits. Should a risk exposure level exceed approved limit levels, business management provides a strategy for bringing risk levels down within approved levels.

Risk Reporting

Value-at-risk, market variable exposures and dollar trading loss limit exceptions are reported daily for each capital markets trading portfolio. Market risk exposure trends, value-at-risk trends, profit and loss changes, aged asset inventories and portfolio concentrations are reported daily to business management and weekly to executive management. In addition, the results of comprehensive, weekly stress tests are presented in the weekly reports to executive management. Market risk exposure for treasury and principal investment trading portfolios are reported regularly through the Risk Committee governance structure. Market risk trends and limit exceptions are comprehensively and regularly discussed.

Market Risk Management — Non-Trading Activities

Interest rate risk exposure in the Corporation's core non-trading business activities, (i.e., asset/liability management ("ALM") position), is a result of reprice, option, and basis risks associated with on- and off-balance sheet positions. Reprice risk represents timing mismatches in the Corporation's ability to alter contractual rates earned on financial assets or paid on liabilities in response to changes in market interest rates. Basis risk refers to the potential for change in the underlying relationship between market rates or indices, which subsequently result in a narrowing of the spread earned on a loan or investment relative to its cost of funds. Option risk arises from "embedded options" present in many financial instruments such as interest rate options, loan prepayment options and deposit early withdrawal options. These provide customers and investors opportunities to take advantage of directional changes in rates, which could have an adverse impact on the Corporation's margin performance. Embedded options are complex risk positions that are difficult to predict and offset, and are a significant component of the interest rate risk exposure for the Corporation.

Risk Identification

Interest rate risk arises through ongoing banking activities, including traditional customer lending and deposit activities and wholesale funding and portfolio actions. The Corporation identifies interest rate risk by quantifying the impact of new programs, products and strategies on overall balance sheet sensitivity.

Responsibility for management of interest rate risk resides with treasury under the oversight of the Corporation's ALCO and is apprised weekly of newly discovered risks associated with the ALM position and the strategies to manage resultant exposure.

Risk Measurement

The ALM position is measured using sophisticated earnings simulation and valuation tools. The primary risk measure employed is earnings-at-risk, which measures the sensitivity of pretax earnings to various interest rate movements as compared to a base-case scenario established using current rates. Earnings-at-risk incorporates estimates of balance sheet growth, pricing and customer behavior under each scenario analyzed. The analysis is calculated over multiple time horizons.

In addition to earnings-at-risk analysis, management uses an economic value of equity sensitivity technique to capture the risk in both short- and long-term positions. This analysis involves calculating future cash flows over the life of all current assets, liabilities and off-balance sheet positions under different rate scenarios. The discounted present value of all cash flows represents the Corporation's economic value of equity. The sensitivity of this value to shifts in the yield curve allows management to measure longer-term repricing and option risk in the portfolio.

The measurement of interest rate risk is highly dependent on numerous assumptions. While the risk analysis incorporates management's best estimate of interest rate and balance sheet dynamics under various market rate movements, the actual behavior and resulting earnings impact will likely differ from that projected. Sensitivities to key assumptions are tested and reviewed to provide a range of possible outcomes. For mortgage-related assets, the simulation model captures the expected prepayment behavior under changing interest rate environments. Assumptions and methodologies regarding the interest rate or balance behavior of indeterminate maturity products, (e.g., credit card receivables, savings, money market, NOW and demand deposits), reflect management's best estimate of expected future behavior. Sensitivity of service fee income to market interest rate levels, such as those related to cash management products, is included as well.

Risk Monitoring

The Corporation has established risk measures, policy limits and internal control mechanisms (collectively referred to as the Interest Rate Risk Policy) for managing the overall ALM position, including both on- and off-balance sheet positions. Policy limits are based on immediate parallel shocks of +/-100 basis point rate movements.

Responsibility for the management of interest rate risk resides with treasury under the oversight of the ALCO. Business unit management is responsible for understanding their interest rate risk, while the Corporation controls and monitors this risk centrally. ALCO is apprised weekly of the risks associated with the ALM position, with exposures tested under multiple rate and yield curve scenarios. The Corporation balances the return potential of the ALM position against the desire to limit volatility in earnings and/or economic value.

Risk Reporting

Based on immediate parallel shocks, the Corporation's earnings-at-risk to rising interest rates, versus base-case, has improved. The Corporation's 12-month pretax earnings sensitivity profile as of year-end 2002 and 2001 is as follows:

	Immediate Change in Rates			
(In millions)	+200 bp	+100 bp	-50 bp	-100 bp
December 31, 2002	**$165**	**$100**	**$(89)**	**$(177)**
December 31, 2001	$(754)	$(341)	$135	$174

The decrease in earnings-at-risk during the year largely reflects management's decision to reduce exposure to rising market interest rates and take advantage of market opportunities to secure long-term, low cost funding. These activities included the termination of $6 billion notional value in receive fixed/pay floating swaps, execution of $15 billion pay fixed/receive floating swaps and the issuance of $5 billion in fixed rate term funding.

Numerous alternative scenarios are reviewed internally, including more gradual and more severe rate movements and non-parallel rate shifts. These scenarios are intended to provide a more comprehensive view of the Corporation's interest rate risk exposure by further detailing reprice, option, yield curve and basis risk. The interest rate scenarios are used for analytical purposes and do not necessarily represent management's view of future market movements. Rather, they are intended to provide a measure of the degree of volatility interest rate movements may introduce into the earnings and economic value of the Corporation.

Rates as represented by implied forward rates (or the market's expectations for rates as embedded in the current yield curve) provide an important benchmark in the evaluation of balance sheet management strategies and the overall risk posture. The market's view of rates is embedded in the price of all financial instruments. Strategies to modify risk are therefore evaluated based on a comparison of management's and the market's expectations about the degree and timing of the expected rate movement. At year-end, implied forward rates suggested a modest increase in interest rates in the second half of 2003. This rate scenario would not materially impact the earnings of the Corporation.

The Corporation generally benefits if rates increase earlier or more than expected under the implied forwards or if the general level of rate increase is sudden and severe due to actions taken over the year to minimize increases in funding costs relative to assets repricings. The benefit of increasing short-term rates is further enhanced when rates increase more than 425 basis points and the rate earned on a portion of the credit card portfolio moves above contractual floors. The Corporation would be negatively impacted by sudden rate increases accompanied by a flattening yield curve that would diminish the benefit of term asset repricing.

Steeper yield curves typically benefit earnings, particularly when the increase in long-term rates is not accompanied by increasing short-term rates. Falling long-term rates negatively impact earnings and can also expose the Corporation to additional option risk. The Corporation's basis risk is largely the result of corporate and consumer demand for prime-based loan products. Declines in the prime rate relative to bank funding costs will result in decreased earnings.

OPERATIONAL RISK MANAGEMENT

The Corporation is exposed to numerous types of operational risk. Operational risk is defined as the risk of loss resulting from the inadequate or failed internal processes, people and systems or from external events. Operational risk generally refers to the risk of loss resulting from the Corporation's operations, including, but not limited to, the risk of fraud by employees or persons outside the Corporation, the execution of unauthorized transactions by employees, errors relating to transaction processing and systems, and breaches of the internal control system and compliance requirements. This risk of loss also includes the potential legal actions that could arise as a result of the operational deficiency or as a result of noncompliance with applicable regulatory standards.

The Corporation operates in many different businesses in diverse markets and places reliance on the ability of its employees and systems to process a high number of transactions. In the event of a breakdown in the internal control systems, improper operation of systems or improper employee actions, the Corporation could suffer financial loss, face regulatory action and suffer damage to its reputation. The Corporation's framework for managing operational risk establishes a foundation on which to comprehensively and effectively identify, measure, mitigate, monitor and report operational risks.

The Corporation maintains systems of controls that provide management with timely and accurate information about the operations of the Corporation. These systems have been designed to manage operational risk at appropriate levels given the Corporation's financial strength, the environment in which it operates, and considering factors such as competition and regulation. The Corporation has also established procedures that are designed to ensure that policies relating to conduct, ethics and business practices are followed on a uniform basis. In certain cases, the Corporation has experienced losses from operational risk. Such losses have included the effects of operational errors that the Corporation has discovered and taken as charges in the income statement. While there can be no assurance the Corporation will not suffer such losses in the future, management continually monitors and improves its internal controls, systems and corporate-wide processes and procedures. Furthermore, management believes the plans to streamline the organization through charter consolidations and further systems integration and policies enacted to push down reporting accountabilities further in the organization, have improved the Corporation's ability to identify and limit operational risk.

CREDIT PORTFOLIO COMPOSITION

Selected Statistical Information

The significant components of credit risk and the related ratios for the years indicated are as follows:

December 31,	**2002**	2001	2000	1999	1998
(Dollars in millions)					
Loans outstanding	**$148,125**	$156,733	$174,251	$163,877	$155,398
Average loans	**150,805**	167,054	171,768	156,855	154,952
Nonperforming loans (1)	**3,276**	3,551	2,475	1,559	1,207
Other, including other real estate owned	**251**	137	98	106	90
Nonperforming assets	**3,527**	3,688	2,573	1,665	1,297
Allowance for credit losses	**4,525**	4,528	4,110	2,285	2,271
Net charge-offs	**2,465**	2,288	1,391	1,206 (3)	1,498
Nonperforming assets to related assets (2)	**2.38%**	2.35%	1.48%	1.02%	0.83%
Allowance to period end loans	**3.20**	2.97	2.42	1.42	1.51
Allowance to nonperforming loans	**139**	128	166	147	188
Net charge-offs to average loans	**1.63**	1.37	0.81	0.77	0.97
Allowance to net charge-offs	**184**	198	295	189 (3)	152

(1) Includes loans held for sale of $22 million for the year ended December 31, 2002. For December 31, 2001, 2000, 1999 and 1998 there were no nonperforming loans included in loans held for sale. These amounts are not included in allowance coverage statistics.

(2) Related assets consist of loans outstanding, including loans held for sale and other real estate owned.

(3) Includes $143 million of charge-offs required to bring the consumer portfolio into compliance with FFIEC guidelines. Excluding these incremental charge-offs, the adjusted coverage ratio would have been 215%.

Loan Composition

In 2001, the Corporation changed its loan composition methodology to a line of business approach, dividing the loan portfolio into Retail, Commercial Banking, Card Services, IMG and Corporate. The Corporation has presented 2000 information under both the "old" and "new" compositions, but has not presented 1999 and 1998 under the "new" composition as it would be impractical to reclassify those periods using the new methodologies.

The Corporation's loan portfolios at December 31 are as follows:

	2002		2001		2000	
(Dollars in millions)	**Amount**	**Percent**	Amount	Percent	Amount	Percent
Retail:						
Small business commercial	**$ 9,863**	**7%**	$ 9,947	6%	$ 9,344	5%
Home equity	**28,469**	**19**	25,143	16	31,361	18
Vehicle	**14,012**	**9**	13,481	9	14,300	8
Other personal	**8,491**	**6**	9,779	7	10,697	6
Core businesses	**60,835**	**41**	58,350	38	65,702	37
Brokered home equity discontinued	**3,242**	**2**	5,125	3	N/A	
Vehicle leases	**3,596**	**2**	6,155	4	8,840	5
Home equity discontinued/vehicle leases	**6,838**	**4**	11,280	7	8,840	5
Total Retail	**67,673**	**45**	69,630	45	74,542	42
Commercial Banking:						
Corporate banking:						
Commercial and industrial	**17,866**	**12**	22,268	14	N/A	
Commercial real estate	**8,321**	**6**	8,975	6	N/A	
Lease financing	**4,358**	**3**	4,669	3	N/A	
Other	**1,014**	**—**	731	—	N/A	
Total corporate banking	**31,559**	**21**	36,643	23	51,700	30
Middle market:						
Commercial and industrial	**26,983**	**18**	31,076	20	N/A	
Commercial real estate	**2,318**	**2**	3,472	2	N/A	
Lease financing	**1,008**	**1**	1,053	1	N/A	
Other	**27**	**—**	294	—	N/A	
Total middle market	**30,336**	**21**	35,895	23	36,159	21
Total Commercial Banking	**61,895**	**42**	72,538	46	87,859	51
Card Services	**11,581**	**8**	6,786	4	4,744	3
IMG and Corporate	**6,976**	**5**	7,779	5	7,106	4
Total	**$148,125**	**100%**	$156,733	100%	$174,251	100%

N/A Not available due to changes in segment composition.

Loans held for sale, which are classified as loans, are carried at lower of cost or fair value and totaled $6.9 billion, $4.2 billion and $4.2 billion at December 31, 2002, 2001 and 2000, respectively. At December 31, 2002, loans held for sale included Commercial Banking loans of $235 million of which approximately $19 million were included in nonperforming loans, and Card Services and other consumer loans of $6.7 billion.

Prior to 2001, the Corporation's loan portfolio was divided into commercial, consumer and credit card loan categories as follows:

	2000		1999		1998	
(Dollars in millions)	Amount	Percent	Amount	Percent	Amount	Percent
Commercial:						
Domestic:						
Commercial	$ 65,270	38%	$ 59,070	36%	$ 53,362	34%
Real estate:						
Construction	5,757	3	5,836	4	5,108	3
Other	16,778	10	18,817	11	17,787	12
Lease financing	5,818	3	5,562	3	6,236	4
Foreign	6,837	4	7,067	4	5,945	4
Total commercial	100,460	58	96,352	58	88,438	57
Consumer:						
Residential real estate	40,596	23	32,313	20	25,804	17
Automotive-loans/leases	20,741	12	23,567	14	20,634	13
Other	7,710	4	7,608	5	11,488	7
Total consumer	69,047	39	63,488	39	57,926	37
Card Services	4,744	3	4,037	3	9,034	6
Total	$174,251	100%	$163,877	100%	$155,398	100%

Managed Credit Card Receivables

For analytical purposes, the Corporation reports credit card receivables on both a reported basis and a managed basis. Reported credit card receivables include those receivables held in the portfolio and reported on the balance sheet. Managed credit card receivables include reported credit card receivables, receivables sold to investors through securitization and retained interests (see page 74 for discussion of "Loan Securitizations").

The following table shows the average managed credit card receivables and the related charge-off and delinquency rates for the years ended:

December 31,	**2002**	2001	2000
(Dollars in millions)			
Average balances:			
Credit card loans	**$ 9,899**	$ 6,884	$ 4,754
Credit card receivables transferred to trusts	**57,969**	58,563	61,424
Total average managed credit card receivables	**67,868**	65,447	66,178
Total net charge-offs (including securitizations)	**$ 3,632**	$ 3,823	$ 3,584
Net charge-offs/average total receivables	**5.35%**	5.84%	5.42%
Card Services delinquency rate at period end:			
30+ days	**4.02%**	4.46%	4.51%
90+ days	**1.80%**	1.93%	2.02%

The decrease in the managed net charge-off rate to 5.35% in 2002 from 5.84% in 2001 reflected management's continued emphasis on prudent credit risk management including disciplined underwriting and account management practices targeted to the prime and super prime credit sectors. Nationally, consumers filed for bankruptcy in 2002 in much higher numbers than in any prior year. Credit risk management tools used to manage the level and volatility of losses for credit card accounts have been continually updated, and, where appropriate, these tools were adjusted to reduce credit risk in 2002 and beyond. The managed credit card portfolio continues to reflect a well-seasoned portfolio that has good national geographic diversification.

Future charge-offs in the credit card portfolio and overall credit quality are subject to uncertainties, which may cause actual results to differ from current and historic performance. This could include the direction and level of loan delinquencies, changes in consumer behavior, bankruptcy trends, portfolio seasoning, interest rate movements, and portfolio mix, among other things. While current economic and credit data suggests that credit quality will not significantly deteriorate, significant deterioration in the general economy could materially change these expectations.

Retail

The retail loan portfolio primarily consists of loans secured by real estate as well as vehicle loans and leases, and provides broad diversification of risk from both a product and geographic perspective. Average loan balances for 2002 were $67.7 billion. The Corporation continues to effectively enhance the composition of loans in the portfolio by emphasizing loans to prime credit quality prospects. During 2002, the Corporation continued to de-emphasize vehicle leasing and significantly refocused its indirect real estate lending involving loans sourced through brokers. New loans originated in 2002 on average reflect higher credit quality consistent with management's focus on the prime credit market segment. The net charge-off rate for retail loans in 2002, however, was 1.36%, an increase of 22 basis points from 2001. The increase in part reflected higher loss severity on vehicle loans due to price weakness in the secondary market for used vehicles, increased consumer bankruptcies and higher losses from discontinued segments of the broker home equity portfolio.

Future retail portfolio charge-offs and credit quality are subject to uncertainties which may cause actual results to differ from current anticipated performance, including the direction and level of loan delinquencies, changes in consumer behavior, bankruptcy trends, portfolio seasoning, interest rate movements and portfolio mix among other things.

The Corporation continues to proactively manage its retail credit operation even in difficult economic conditions. Ongoing efforts include continual review and enhancement of credit underwriting criteria, rationalization of the number and quality of third-party loan originators (i.e., brokers and correspondents) and refinement of pricing and risk management models.

Commercial Banking

Commercial Banking loans decreased by $10.6 billion, or 15%, between December 31, 2001, and December 31, 2002, primarily due to a planned and managed reduction of the corporate banking portfolio. Nonperforming Commercial Banking loans decreased by $253 million, or 12%, to $1.9 billion at December 31, 2002, as compared to $2.1 billion at December 31, 2001, primarily driven by improvement in corporate banking. Commercial Banking's net charge-offs in 2002 were $994 million, or 1.51% of average loans, compared with $1.0 billion of net charge-offs, or 1.30% of average loans, in 2001.

Management believes that actions taken over the past two years have led to an overall improvement in both the corporate banking and middle market credit portfolios. These actions, including the deliberate reductions in the loan portfolio, are essentially complete. The Corporation remains increasingly comfortable with its ability to better control, manage and underwrite risk in a consistent and disciplined manner. In spite of this improvement, future charge-offs and credit quality in the Commercial Banking portfolio are subject to uncertainties that may cause actual results to differ from historical experience or forecasted results, including the state of the economy and its impact on individual industries, commercial real estate values, interest rate movements and portfolio mix, among other things.

Commercial and Industrial Loans

Commercial and industrial loans represent commercial loans other than commercial real estate. At December 31, 2002, commercial and industrial loans totaled $44.8 billion, which represents 73% of the Commercial Banking portfolio.

The more significant industry concentrations of the Commercial Banking commercial and industrial portfolio for the year ended December 31, 2002 are as follows:

	2002	
(Dollars in millions)	Outstanding	Percent[1]
Motor vehicles and parts/auto related	$ 3,990	8.9%
Wholesale trade	3,558	7.9
Oil and gas	3,069	6.8
Industrial materials	2,471	5.5
Business finance and leasing	2,222	5.0
Other [2]	29,539	65.9
Total	$44,849	100%

(1) Total outstanding by industry concentration as a percentage of total commercial and industrial loans.

(2) Presented for informational purposes and includes 36 industry concentrations including telephone, wireless and cable of $557 million (or 1.2% of the total portfolio).

Commercial Real Estate

Commercial real estate loans represent credit extended for real estate-related purposes to borrowers or counterparties who are primarily in the real estate development or investment business and for which the primary source of repayment of the loan is from the sale, lease, rental, management, operations or refinancing of the property.

Commercial real estate lending is conducted in several lines of business with the majority of these loans originated by corporate banking primarily through its specialized National Commercial Real Estate Group. This group's focus is lending to targeted regional and national real estate developers and homebuilders. As of December 31, 2002, National Commercial Real Estate Group's loan outstandings totaled $8.3 billion or 78% of the commercial real estate portfolio.

At December 31, 2002 and 2001, commercial real estate loans totaled $10.6 billion and $12.4 billion, or 17% and 18% of Commercial Banking loans, respectively. During 2002 and 2001, net charge-offs in the commercial real estate portfolio segment were $46 million and $14 million, respectively. Nonperforming commercial real estate assets, including other real estate owned, totaled $212 million, or 2.0% of related assets, at December 31, 2002. As of December 31, 2001, nonperforming commercial real estate assets, including other real estate owned, totaled $199 million, or 1.6% of related assets.

The commercial real estate loan portfolio by both collateral location and property type as of December 31, 2002 are as follows:

(Dollars in millions)	Outstanding	
By Collateral Location:	Amount	Percent of Portfolio
Michigan	$ 1,118	11%
California	1,109	10
Illinois	1,088	10
Ohio	848	8
Texas	824	8
Arizona	741	7
Louisiana	376	3
Kentucky	369	3
Indiana	363	3
Colorado	288	3
Other areas	1,563	15
Unsecured	1,341	13
Secured by other than commercial real estate	611	6
Total	$10,639	100%

By Property Type:	Amount	Percent of Portfolio
Apartment	$ 1,854	17%
Retail	1,762	17
Office	1,738	16
Industrial/warehouse	1,161	11
Single family residential development	1,137	11
Hotels	560	5
Residential lots	543	5
Miscellaneous commercial income producing	1,758	17
Miscellaneous residential developments	126	1
Total	$10,639	100%

ASSET QUALITY

In 2001, the Corporation changed its loan composition methodology to a line of business approach, dividing the loan portfolio into Retail, Commercial Banking, Card Services, and other lines of business. The Corporation has presented 2000 information under both the "old" and "new" compositions, but has not presented 1999 and 1998 under the "new" composition as it would be impractical to reclassify those periods using the new methodologies.

Nonperforming Assets

The Corporation places loans on nonaccrual status as follows:

- Retail consumer loans are placed on nonaccrual status when the collection of contractual principal or interest becomes 90 days past due. Accrued but uncollected interest and fee income are reversed and charged against interest income when the consumer loan is placed on nonaccrual status. Subsequent cash collections are recognized as interest income unless the consumer loan is subsequently charged-off, in which case cash collections are recognized as recoveries.
- Commercial Banking and Retail small business commercial loans are placed on nonaccrual status when the collection of contractual principal or interest is deemed doubtful, or it becomes 90 days or more past due and is not both well-secured and in the process of collection. Accrued but uncollected interest and fee income are reversed and charged against interest income when placed on nonaccrual status. Cash interest payments received are recognized either as interest income or as a reduction of principal when collection of principal is doubtful. The loan is returned to accrual status only when all of the principal and interest amounts contractually due are reasonably assured within a reasonable time frame and when the borrower has demonstrated payment performance.
- Credit card receivables are charged-off rather than placed on nonaccrual status.

The Corporation's nonperforming assets for the years ended December 31 are as follows:

(Dollars in millions)	**2002**	2001	2000
Nonperforming Loans:			
Retail	**$1,331**	$1,344	$ 911
Commercial Banking:			
Corporate banking	**873**	1,154	1,065
Middle market banking	**1,001**	973	459
Total Commercial Banking	**1,874**	2,127	1,524
IMG and Corporate	**71**	80	40
Total [(1)(2)]	**3,276**	3,551	2,475
Other, including other real estate owned	**251**	137	98
Total nonperforming assets	**$3,527**	$3,688	$2,573
Nonperforming assets to related assets [(3)]	**2.38%**	2.35%	1.48%
Loans 90-days or more past due and accruing interest:			
Card Services	**$ 160**	$ 96	$ 57
Other	**1**	1	5
Total	**$ 161**	$ 97	$ 62

(1) Nonperforming loans at December 31, 2002, include $22 million of loans held for sale. For December 31, 2001 and 2000, there were no nonperforming loans included in held for sale.

(2) The amount of interest on nonperforming loans that was contractually due in 2002 totaled $281 million. Of this amount, $111 million was actually recorded in 2002.

(3) Related assets consist of loans outstanding, including loans held for sale, and other real estate owned.

Prior to 2001, the Corporation's nonperforming assets as of December 31 were:

(Dollars in millions)	2000	1999	1998
Nonperforming Loans:			
Commercial	$1,761	$1,053	$ 729
Consumer	714	506	478
Total	2,475	1,559	1,207
Other, including other real estate owned	98	106	90
Total nonperforming assets	$2,573	$1,665	$1,297
Nonperforming assets to related assets [1]	1.48%	1.02%	0.83%
Loans 90-days or more past due and accruing interest:			
Card Services	$ 57	$ 76	$ 161
Other	5	50	78
Total	$ 62	$ 126	$ 239

(1) Related assets consist of loans outstanding, including loans held for sale, and other real estate owned.

Credit quality improved in 2002 as nonperforming assets declined $161 million from the prior year. In Commercial Banking, nonperforming loans declined $253 million from the prior year. These declines are a result of risk management actions including: loan sales, distressed portfolio sales, and ongoing review of individual credits. The Corporation has established processes for identifying potential problem areas of the portfolio, which currently include exposure to energy, auto-related, airlines and telecommunications. The Corporation will continue to monitor and manage these potential risks, however, concerns remain due to the uncertain economic environment and the potential effect they may have on future credit quality.

Nonperforming loans within Retail at December 31, 2002, were $1.3 billion, a decrease of $13 million. This decrease was primarily driven by discontinued segments of the brokered home equity business. Home equity loans are written down to net realizable value once a loan reaches 120 days delinquency. However, due to the time necessary to complete foreclosure and acquire title, real estate loans remain in nonperforming status for an extended period.

Charge-offs

The Corporation records charge-offs as follows:

- Commercial loans are charged-off in the reporting period in which either an event occurs that confirms the existence of a loss or it is determined that a loan or a portion of a loan is uncollectible.
- A credit card loan is charged-off in the month it becomes contractually 180 days past due and remains unpaid at the end of that month, or 60 days after receipt of bankruptcy notification. Interest on credit card loans is accrued until the loan is charged-off. All interest and fees on loans greater than 90 days delinquent are fully reserved for. At the time of charge-off, accrued but uncollected finance charges and fee income are reversed and charged against interest income and credit card revenue, respectively. Subsequent cash collections are recorded as recoveries. Beginning in 2003, recoveries of previously reversed interest income related to charged off loans are recorded as interest income.
- Retail loans are generally charged-off following a delinquency period of 120 days, or within 60 days for unsecured Retail loans after receipt of notification in case of bankruptcy. Closed-end consumer loans, such as auto loans and leases and home mortgage loans, are typically written down to the extent of loss after considering the net realizable value of the collateral.

The timing and amount of the charge-off on consumer loans will depend on the type of loan, giving consideration to available collateral, as well as the circumstances giving rise to the delinquency. The Corporation adheres to uniform guidelines published by the FFIEC in charging off consumer loans.

The Corporation's net charge-offs for the years ended December 31 are as follows:

	2002			2001			2000		
(Dollars in millions)	**Net charge-offs**	**Average balance**	**Net charge-off rate**	Net charge-offs	Average balance	Net charge-off rate	Net charge-offs	Average balance	Net charge-off rate
Retail	**$ 919**	**$ 67,671**	**1.36%**	$ 820	$ 72,149	1.14%	$ 542	$ 72,282	0.75%
Commercial Banking:									
Corporate banking	**639**	**32,973**	**1.94**	638	43,495	1.47	435	53,343	0.81
Middle market banking	**355**	**32,996**	**1.08**	404	36,910	1.09	127	34,528	0.37
Total Commercial Banking	**994**	**65,969**	**1.51**	1,042	80,405	1.30	562	87,871	0.64
Card Services	**514**	**9,899**	**5.19**	392	6,884	5.69	247	4,754	5.20
IMG and Corporate	**38**	**7,266**	**—**	34	7,616	—	40	6,861	—
Total	**$2,465**	**$150,805**	**1.63%**	$2,288	$167,054	1.37%	$1,391	$171,768	0.81%

Net charge-offs increased 8% during 2002 to $2.5 billion from the prior year reflecting higher charge-offs in nearly all lines of business. The net charge-off rate increased to 1.63% in 2002 versus 1.37% in 2001.

Retail net charge-offs for 2002 totaled $919 million, up from $820 million in 2001. Several factors contributed to these increased losses including: increased consumer bankruptcies; increased severity per default involving auto loans and leases tied to weaker market prices for repossessed vehicles; and high losses on discontinued brokered home equity loans.

For a discussion of Commercial Banking net charge-offs see "Commercial Banking" on page 65.

Card Services net charge-offs for 2002 totaled $514 million, up from $392 million pimarily as a result of growth in the portfolio.

Loan Sales

A summary of the Corporation's Commercial Banking loan sales, excluding syndications, and syndication-related activity and trade finance transactions, for the years indicated are as follows:

(In millions)	**2002**	2001
Loans sold and loans transferred to loans held for sale: (1)		
Nonperforming loans	**$ 508**	$ 582
Other loans with credit related losses	**670**	487
Other loans	**852**	1,148
Total	**$2,030**	$2,217
Impact of sales, transfers to loans held for sale and valuation adjustments on held for sale:		
Charge-offs on loans sold and transferred to held for sale:		
Nonperforming loans	**$ 92**	$ 124
Other loans with credit related losses	**42**	92
Total charge-offs to allowance	**134**	216
Losses on loans sold and held for sale	**35**	43
Total	**$ 169**	$ 259

(1) December 31, 2002 data includes loans reclassified to loans held for sale that are not yet sold of approximately $19 million, $148 million and $68 million in nonperforming loans, other loans with credit related losses and other loans, respectively.

The Corporation sells Commercial Banking loans in the normal course of its business activities as one alternative to manage credit risk. These loans are subject to the Corporation's overall risk management practices. When a loan is sold or transferred to held for sale, the gain or loss is evaluated to determine whether it resulted from credit deterioration or other conditions. Based upon this evaluation, losses resulting from credit deterioration are recorded as charge-offs. Losses or gains deemed to be from other than credit deterioration are recorded as losses or gains on sale. Subsequent writedowns in fair value on loans held for sale are reflected in other noninterest income.

Loans classified as held for sale are carried at the lower of cost or market value. Accordingly, these loans are no longer included in the evaluation of the adequacy of the allowance for credit losses.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses is maintained at a level that in management's judgment is adequate to provide for estimated probable credit losses inherent in various on- and off-balance sheet financial instruments. This process includes deriving expected loss estimates that are based on historical loss ratios, portfolio stress testing and management's judgment. The allowance is based on ranges of estimates and is intended to be adequate but not excessive. Each quarter, an allowance level is estimated by each line of business and reviewed by corporate risk management and senior management. The allowance for credit losses also includes provisions for losses on loans considered impaired and measured pursuant to Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," (see Note 8 "Loans" on page 92). Securitized loans and loans held for sale, including credit card receivables, are not subject to this process.

Corporate risk management recommends an allowance and provision for credit losses that result in adequate coverage of inherent losses within the Corporation's credit portfolios. Corporate risk management's assessment is based on line of business tests, portfolio-level modeling and stress testing, as well as management's judgment. Corporate risk management also utilizes third-party benchmarks to validate internal measures of probability of default, loss given default, credit quality and allowance adequacy.

The changes in the Corporation's allowance for credit losses for the years ended December 31 are as follows:

(In millions)	**2002**	2001	2000
Balance, beginning of year	**$4,528**	$4,110	$2,285
Charge-offs:			
Retail:			
Small business commercial	**105**	92	66
Home equity	**292**	230	196
Vehicle	**288**	220	201
Other personal	**135**	151	149
Core businesses	**820**	693	612
Brokered home equity discontinued	**162**	172	N/A
Vehicle leases	**96**	127	91
Home equity discontinued/vehicle leases	**258**	299	91
Total consumer	**973**	900	637
Total Retail	**1,078**	992	703
Commercial Banking:			
Corporate Banking:			
Commercial and industrial	**541**	689	N/A
Commercial real estate	**35**	15	N/A
Lease financing	**135**	16	N/A
Total corporate banking	**711**	720	469
Middle market:			
Commercial and industrial	**377**	418	N/A
Commercial real estate	**21**	8	N/A
Lease financing	**30**	36	N/A
Total middle market	**428**	462	157
Total Commercial Banking	**1,139**	1,182	626
Card Services	**565**	415	261
IMG and Corporate	**47**	41	77
Total charge-offs	**2,829**	2,630	1,667
Recoveries:			
Retail:			
Small business commercial	**20**	22	22
Home equity	**32**	20	15
Vehicle	**60**	66	63
Other personal	**26**	29	40
Core businesses	**138**	137	140
Brokered home equity discontinued	**4**	7	N/A
Vehicle leases	**17**	28	21
Home equity discontinued/vehicle leases	**21**	35	21
Total consumer	**139**	150	139
Total Retail	**159**	172	161
Commercial Banking:			
Corporate banking:			
Commercial and industrial	**66**	74	N/A
Commercial real estate	**6**	8	N/A
Lease financing	**—**	—	N/A
Total corporate banking	**72**	82	36
Middle market:			
Commercial and industrial	**65**	49	N/A
Commercial real estate	**4**	1	N/A
Lease financing	**4**	8	N/A
Total middle market	**73**	58	28
Total Commercial Banking	**145**	140	64
Card Services	**51**	23	14
IMG and Corporate	**9**	7	37
Total recoveries	**364**	342	276
Net charge-offs:			
Retail	**919**	820	542
Commercial Banking	**994**	1,042	562
Card Services	**514**	392	247
IMG and Corporate	**38**	34	40
Total net charge-offs	**2,465**	2,288	1,391
Provision for credit losses	**2,487**	2,510	3,398
Transfers[1]	**(25)**	196	(182)
Balance, end of year	**$4,525**	$4,528	$4,110

N/A Not available due to changes in segment composition.

(1) Transfers to the allowance for credit losses in 2001 primarily represent the addition of the Wachovia credit card portfolio. Transfers from the allowance for credit losses for 2000 primarily represent allocable credit allowances associated with consumer loan sale transactions, including securitization transactions.

For analytical purposes, using the previous methodology for portfolio segmentation, summarized below are the changes in the allowance for credit loss for the years ended December 31:

(In millions)	2000	1999	1998
Balance, beginning of year	$2,285	$2,271	$2,817
Charge-offs:			
Commercial:			
Domestic:			
Commercial	618	325	222
Real estate:			
Construction	8	5	3
Other	11	27	25
Lease financing	7	12	20
Foreign	64	41	52
Total commercial	708	410	322
Consumer:			
Residential real estate	230	189	74
Automotive:			
Loans	215	256	220
Leases	91	87	61
Other	162	203	246
Total consumer	698	735	601
Card Services	261	386	1,022
Total charge-offs	1,667	1,531	1,945
Recoveries:			
Commercial:			
Domestic:			
Commercial	98	70	68
Real estate:			
Construction	1	6	3
Other	4	25	23
Lease financing	1	2	5
Foreign	7	1	1
Total commercial	111	104	100
Consumer:			
Residential real estate	17	12	11
Automotive:			
Loans	69	82	92
Leases	21	23	21
Other	44	60	64
Total consumer	151	177	188
Card Services	14	44	159
Total recoveries	276	325	447
Net charge-offs:			
Commerical	597	306	222
Consumer	547	558	413
Card Services	247	342	863
Total net charge-offs	1,391	1,206	1,498
Provision for credit losses	3,398	1,249	1,408
Transfers [1]	(182)	(29)	(456)
Balance, end of year	$4,110	$2,285	$2,271

(1) Transfers from the allowance for credit losses primarily represent allocable credit allowances associated with consumer loan sale transactions, including securitization transactions.

Composition of Allowance for Credit Losses

While the allowance for credit losses is available to absorb credit losses in the entire portfolio, allocations of the allowance for credit losses by line of business as of December 31 are as follows:

	2002		2001		2000	
(Dollars in millions)	**Amount**	**Percent**	Amount	Percent	Amount	Percent
Retail	**$1,018**	**22%**	$1,027	23%	$ 836	20%
Commercial Banking:						
Corporate banking	**1,706**	**38**	1,714	38	1,699	41
Middle market	**1,365**	**30**	1,365	30	1,355	33
Total Commercial Banking	**3,071**	**68**	3,079	68	3,054	74
Card Services	**396**	**9**	396	8	197	5
IMG and Corporate	**40**	**1**	26	1	23	1
Total	**$4,525**	**100%**	$4,528	100%	$4,110	100%

For analytical purposes using the previous methodology for portfolio segmentation, an allocation of the allowance for credit losses by loan type as of December 31 follows:

	2000		1999		1998	
(Dollars in millions)	Amount	Percent	Amount	Percent	Amount	Percent
Commercial [1]	$3,199	78%	$ 972	43%	$ 834	37%
Consumer	714	17	486	21	440	19
Card Services	197	5	148	6	199	9
Unallocated	—	—	679	30	798	35
Total	$4,110	100%	$2,285	100%	$2,271	100%

(1) Includes allowance related to Business and Community Banking loans, which are included in the Retail business segment results.

Components of Allowance for Credit Losses

The Corporation determines allowance levels based upon the probable losses in the credit portfolios. Several methodologies are employed for estimating probable losses. A detailed discussion of the process is presented beginning on page 57.

The table below presents the components of the probable loss estimate as of December 31:

(In millions)	**2002**	2001
Asset specific	**$ 678**	$ 731
Expected loss	**2,810**	3,167
Stress	**1,037**	630
Total [1]	**$4,525**	$4,528

(1) The underlying assumptions, estimates and assessments made by management to determine the components of the allowance for credit losses are continually evaluated by management and updated to reflect management's judgments regarding economic conditions and various relevant factors impacting credit quality and inherent losses.

The December 31, 2002 allowance for credit losses remained relatively unchanged; however, due to decreases in nonperforming loans and asset levels, coverage ratios improved. The allowance for credit losses at December 31, 2002 represented 3.20% of period-end loans and 139% of nonperforming loans, compared to 2.97% and 128%, respectively, at December 31, 2001. The asset-specific and expected loss components of the allowance for credit losses decreased from prior year reflecting some improvement in credit quality. However, this was offset by an increase in the stress component of the allowance for credit losses reflecting management's ongoing assessment and outlook of the probable losses inherent in the portfolio resulting from the overall economic environment. The allowance for credit losses established for specifically identified off-balance sheet lending exposures was not material at December 31, 2002.

As a result of significant deterioration in certain components of the commercial loan portfolio, the allowance for credit losses was increased to $4.1 billion at December 31, 2000. The majority of the increase in the allowance occurred in the fourth quarter of 2000 as the Corporation identified an increase in the losses inherent in the portfolio not yet realized. During 2001, increases in both charge-offs and nonperforming loans occurred as net charge-offs increased from $1.4 billion in 2000 to $2.3 billion in 2001, and nonperforming loans increased from $2.5 billion at December 31, 2000 to $3.6 billion at December 31, 2001. While credit deterioration occurred during 2000, necessitating the increase in the allowance for credit losses, its impact on delinquencies and charge-offs on the commercial loan portfolio was realized in subsequent periods. While the calculated coverage ratios for 2001 declined in comparison to 2000, the decline was a result of the lagging nature of charge-offs.

Portfolio Stress-Tests

Stress testing is performed on all significant portfolios to simulate the effect of economic deterioration on credit performance. Stress testing the portfolios provides management with a range of loss estimates that incorporates the Corporation's historical loss experience and the reserve impact of events that have occurred, but that have not been reflected in either the historical expected loss factors or the currently assigned risk ratings.

Stress testing of the commercial portfolio is accomplished using a framework developed to test expected default factors and loss given default estimates and to test the effect of downgrades to exposures in identified high-risk industries. This process includes: establishing a base case scenario using three alternative market probability sets and an estimated loss given default probability to measure the impact on reserves; determining the effect of applying a higher loss given default probability to the base case to take into consideration the variability of historical loss rates over the business cycle; and estimating trend-based reserves in high-risk industries that may not be fully reflected in the historically based loss factors, using market-based tools and information as well as sanctioned macroeconomic forecasts.

Stress testing the consumer portfolios, including credit card, is accomplished in part by analyzing the 5-year historical loss experience for each major product segment. Management analyzes the range of credit loss experienced for each major portfolio segment taking into account economic cycles, portfolio seasoning, underwriting criteria, and then formulates a stress test range that incorporates relevant risk factors that can impact overall credit performance.

DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of business, the Corporation uses a variety of derivative financial instruments in its trading activity and asset and liability management, and to a lesser extent, in its mortgage operations and to manage certain currency translation exposures of foreign entities.

Effective January 1, 2001, the Corporation adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended. This standard significantly changed the accounting treatment for interest rate and foreign exchange derivatives the Corporation uses in its derivative activity. As required by SFAS No. 133, all derivative instruments are carried at fair value irrespective of the purpose for entering into the contracts (i.e., trading, hedging, etc). Purchased option contracts are reported in derivative product assets, and written option contracts are reported in derivative product liabilities. For other derivative financial instruments, unrealized gains are reported in derivative product assets, and unrealized losses are reported in derivative product liabilities. However, fair value amounts recognized for derivative financial instruments executed with the same counterparty under a legally enforceable master netting arrangement are reported on a net basis. Cash flows from derivative financial instruments are reported net as operating activities in the statement of cash flows.

Trading Derivative Instruments

Derivative financial instruments used in trading activities include swaps, forwards, futures, options, and other conditional or exchange contracts in the interest rate, foreign exchange, equity and commodity markets. The estimated fair values are based on quoted market prices or valuation models using current market information. Realized and unrealized gains and losses, including any interest income or expense on derivative instruments, are recorded in noninterest income as trading.

The Corporation uses credit derivatives (primarily single name credit default swaps) and short bond positions, as protection against the deterioration of credit quality on commercial loans and loan commitments. The change in fair value of credit derivative instruments is included in trading results in the Corporation's financial statements, while any credit assessment change in the identified commercial credit exposure is reflected as a change in the allocated credit reserves. At December 31, 2002, the notional amount of credit derivatives economically hedging commercial credit exposure totaled $7.3 billion, and related trading income was $42 million.

Asset and Liability Management Hedging Derivative Instruments

Derivatives are an integral component of the Corporation's asset/liability management activities and associated management of interest rate risk. In general, the assets and liabilities generated through the ordinary course of business activities do not naturally create offsetting positions with respect to repricing, basis or maturity characteristics. Using derivative instruments, principally plain vanilla interest rate swaps (ALM swaps), interest rate sensitivity is adjusted to maintain the desired interest rate risk profile. Interest rate swaps used to adjust the interest rate sensitivity of certain interest-bearing assets and liabilities will not need to be replaced at maturity, since the corresponding asset or liability will mature along with the interest rate swap.

Derivative financial instruments used in hedging activities are designated as fair value hedges, cash flow hedges, or hedges of net investments in foreign operations, and are required to meet specific criteria. The instruments used in fair value hedges and cash flow hedges are principally interest rate swaps. Such interest rate swaps are designated as a hedge, and adjust effectively the interest rate sensitivity of specific assets and liabilities. Interest rate swaps not designated as a qualified hedge are treated as trading derivative instruments.

Interest rate swaps designated as an interest rate related hedge of an existing fixed rate asset or liability are fair value type hedges. Conversely, interest rate swaps designated as an interest rate hedge of an existing variable rate asset or liability are cash flow type hedges. The risk characteristics of the item being hedged generally determine the type of hedge for accounting purposes. Maximizing hedge effectiveness is the primary consideration in choosing the specific asset, liability or forecasted transaction to be hedged.

Fair Value Hedges

Fair value hedges primarily represent hedges of fixed rate interest-bearing instruments. The change in fair value of both the hedging derivative and hedged item is recorded in current earnings. If a hedge is dedesignated prior to maturity, previous adjustments to the carrying value of the hedged item are recognized in earnings to match the earnings recognition pattern of the hedged item (e.g., level yield amortization if hedging an interest-bearing instrument that has not been sold or extinguished).

Cash Flow Hedges

Cash flow hedges primarily represent hedges of variable rate interest-bearing instruments. The effective portion of the change in fair value of the hedging derivative is recorded in Accumulated Other Adjustments to Stockholders' Equity ("AOASE"), which is reclassified into earnings in a manner consistent with the earnings pattern of the underlying hedged instrument or transaction. At December 31, 2002, the total amount of such reclassification into earnings is projected to be a decrease in net interest income of $323 million after-tax ($510 million pre-tax) over the next twelve months. This decrease, along with the contractual interest on the underlying variable rate debt, achieves the overall intended result of converting the variable rate to a specified fixed rate and is included in our analysis of interest rate exposure. These projections involve the use of currently forecasted interest rates over the next twelve months. These rates, and the resulting reclassifications into earnings, are subject to change. The maximum length of time is 27 months for which exposure to the variability of future cash flows for forecasted transactions is hedged. No events occurred in 2002 that impacted earnings from the discontinuance of cash flow hedges due to the determination that a forecasted transaction is no longer likely to occur.

Interest income or expense on most hedging derivatives used to manage interest rate exposure is recorded on an accrual basis as an adjustment to the yield of the designated hedged exposures over the periods covered by the contracts. This matches the income recognition treatment of that exposure, generally assets or liabilities carried at historical cost, with interest recorded on an accrual basis. If all or part of a designated hedged position is terminated (e.g., a hedged asset is sold or prepaid), or if the amount of an anticipated transaction is likely to be less than originally expected, then the related pro rata portion of any unrecognized gain or loss on the derivative is recognized in earnings at that time, and the related pro rata portion of the derivative is subsequently accounted for as a trading instrument.

Hedges entered into by the Corporation are regularly monitored to verify that the hedge continues to be effective in offsetting changes in fair value or cash flows of the risk being hedged. In the event that hedges cease to be effective, hedge accounting is discontinued. Amounts previously recognized as adjustments to the carrying value of the hedged item (in a fair value hedge), and accumulated in AOASE (in a cash flow hedge) are subsequently recognized in earnings when the previously hedged item affects earnings.

The amount of hedge ineffectiveness recognized for cash flow and fair value hedges for the twelve months ended December 31, 2002 and 2001, was a gain of $2 million and $14 million, respectively, recognized in noninterest income. No component of a hedging derivative instrument's gain or loss is excluded from the assessment of hedge effectiveness. The Corporation has no non-derivative instruments designated as a hedge.

Asset and Liability Management Swaps — Maturities and Rates

The notional amounts, maturity, and weighted-average pay and receive rates for the ALM swap position at December 31, 2002, are summarized as follows:

(Dollars in millions)	2003	2004	2005	2006	2007	Thereafter	Total
Receive fixed/pay floating swaps:[1]							
Notional amount	$ 225	$ —	$ —	$ —	$ —	$2,475	$ 2,700
Weighted average:							
Receive rate	3.13%	—%	—%	—%	—%	6.22%	5.96%
Pay rate	1.43	—	—	—	—	1.74	1.72
Pay fixed/receive floating swaps:[1]							
Notional amount	$1,310	$2,970	$9,582	$2,895	$1,821	$ 50	$18,628
Weighted average:							
Receive rate	1.67%	1.63%	1.36%	1.46%	1.53%	1.78%	1.46%
Pay rate	6.93	3.67	4.19	4.77	3.69	7.71	4.35
Total notional amount	$1,535	$2,970	$9,582	$2,895	$1,821	$2,525	$21,328

(1) Variable interest rates – which generally are the one-month, three-month and six-month London interbank offered rates ("LIBOR") in effect on the date of repricing.

Mortgage Banking Hedging Activity

The Corporation uses derivatives, primarily mortgage backed security forward sale agreements, to hedge exposure to changes in interest rates in its mortgage loan origination and sale activity. Changes in fair value of mortgage loan interest rate lock commitments granted to customers and the related derivative contracts used to economically hedge this exposure are recorded in other noninterest income. In contrast, fair value hedge accounting, as described above, is used to account for the derivatives entered into to hedge the 15 and 30 year closed loan warehouse that is held for sale. Changes in fair value of derivatives used to economically hedge the adjustable rate closed loan warehouse are also recorded in other noninterest income.

Hedges of Non-U.S Dollar Net Investment in Foreign Operations

In order to minimize the capital impact of translation gains or losses measured on an after-tax basis, the Corporation uses forward foreign exchange contracts to hedge the exposure relating to non-U.S. dollar net investments in foreign operations. The effective portion of the change in fair value of the hedging derivatives is recorded in AOASE as part of the cumulative translation adjustment. The amount of after-tax gains included in the cumulative translation adjustment during the years ended December 31, 2002 and 2001, related to hedges of the foreign currency exposures of net investments in foreign operations, totaled $9 million and $6 million, respectively.

Credit Exposure Resulting from Derivative Financial Instruments

The credit risk associated with exchange-traded derivative financial instruments is limited to the relevant clearinghouse. Written options do not expose the Corporation to credit risk, except to the extent of the underlying risk in a financial instrument that the Corporation may be obligated to acquire under certain written put options. Written caps and floors do not expose the Corporation to credit risk.

Credit exposure from derivative financial instruments arises from the risk of a counterparty default on the derivative contract. The amount of loss created by the default is the replacement cost or current positive fair value of the defaulted contract. The Corporation utilizes master netting agreements whenever possible to reduce its credit exposure from counterparty defaults. These agreements allow the netting of contracts with unrealized losses against contracts with unrealized gains to the same counterparty, in the event of a counterparty default.

The impact of these master netting agreements at December 31 follows:

(In millions)	**2002**	2001
Gross replacement cost	**$22,066**	$12,262
Less: Adjustment due to master netting agreements	**17,793**	9,037
Balance sheet credit exposure	**$ 4,273**	$ 3,225

LOAN SECURITIZATIONS AND OFF-BALANCE SHEET ACTIVITIES

Loan Securitizations

The Corporation transforms loans into securities that are sold to investors through the process of securitization. The Corporation primarily securitizes credit card receivables and home equity loans and consumer assets. In a credit card securitization, a designated pool of credit card receivables is removed from the balance sheet and transferred to a QSPE, that in turn sells securities to investors entitling them to receive specified cash flows during the life of the security. The proceeds from the issuance of securities are then distributed by the QSPE to the Corporation as consideration for the loans transferred. Following a securitization, the Corporation receives fees for servicing the receivables and any excess finance charges, yield-related and other fees, and interchange revenue on the receivables over and above the interest paid to the investors, net credit losses and servicing fees (collectively termed "the excess spread"). At the date of sale an interest-only strip is recorded on the balance sheet representing the estimated discounted excess spread earned on the assets sold over the life of underlying receivables.

The Corporation's continued involvement in the securitized assets includes the process of managing and servicing the transferred receivables, as well as maintaining an undivided, pro rata interest in all credit card receivables that have been securitized, referred to as seller's interest, which is generally equal to the pool of assets included in the securitization less the investors' portion of those assets. The Corporation's seller's interest ranks pari-passu with the investors' interests in the trusts. As the amount of the loans in the securitized pool fluctuates due to customer payments, purchases, cash advances, and credit losses, the carrying amount of the seller's interest will vary. However, the seller's interest is required to be maintained at a minimum level to ensure receivables are available for allocation to the investor's interest. This minimum level is generally between 4% and 7% of the QSPEs principal receivables. The Corporation's credit card seller's interests were in aggregate 45% and 38% of the QSPEs principal receivables at December 31, 2002, and 2001, respectively. Average credit card seller's interests were approximately 40% and 30% of the QSPEs average principal receivables for the years ended December 31, 2002, and 2001, respectively.

Investors in the beneficial interests of the securitized loans have no recourse against the Corporation if cash flows generated from the securitized loans are inadequate to service the obligations of the QSPE. To help ensure that adequate funds are available in the event of a shortfall, the Corporation is required to deposit funds into cash spread accounts if excess spread falls below certain minimum levels. Spread accounts are funded from excess spread that would normally be returned to the Corporation. In addition, various forms of other credit enhancements are provided to protect more senior investor interests from loss. Credit enhancements associated with credit card securitizations, such as cash collateral or spread accounts, totaled $145 million and $165 million at December 31, 2002, and 2001, respectively, and are classified on the balance sheet as other assets at amounts approximating fair value.

The following comprised the Corporation's managed credit card loans at December 31:

(In millions)	**2002**	2001
Owned credit card loans – held in portfolio	**$ 7,592**	$ 5,040
Owned credit card loans – held for future securitization	**3,989**	1,746
Seller's interest in credit card loans and accrued interest receivable	**28,526**	24,019
Total credit card loans reflected on balance sheet	**40,107**	30,805
Securities sold to investors and removed from balance sheet	**33,889**	37,350
Managed credit card loans	**$73,996**	$68,155

Off-Balance Sheet Activities

In the normal course of business, the Corporation is a party to a number of activities that contain credit, market and operational risk that are not reflected in whole or in part in the Corporation's consolidated financial statements. Such activities include: traditional off-balance sheet credit-related financial instruments; commitments under capital and operating leases and long-term debt; credit enhancement and liquidity facilities associated with the commercial paper conduit program; joint venture activities; and other contractual obligations.

Credit-Related Financial Instruments

The Corporation provides customers with off-balance sheet credit support through loan commitments, standby letters of credit and guarantees, as well as commercial letters of credit. Summarized credit-related financial instruments at December 31, 2002, are as follows:

		Amount of Commitment Expiration Per Period			
(In billions)	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	Over 5 Years
Unused credit card lines	$337.5	$337.5	$ —	$ —	$ —
Unused loan commitments	134.8	103.1	22.1	9.3	0.3
Standby letters of credit and foreign office guarantees	24.0	16.3	5.9	1.4	0.4
Commercial letters of credit	0.5	0.5	—	—	—

Since many of the unused commitments are expected to expire unused or be only partially used, the total amount of unused commitments in the preceding table does not necessarily represent future cash requirements.

Lease Commitments, Long-Term Debt and Other

The Corporation has entered into a number of long-term leasing arrangements of banking facilities to support the ongoing activities of the Corporation. The required payments under such commitments and long-term debt at December 31, 2002 are as follows:

(In millions)	2003	2004	2005	2006	2007	2008 and After	Total
Long-term debt, including capital leases	$7,846	$6,291	$6,622	$6,896	$4,542	$7,722	$39,919
Trust preferred capital securities	—	—	—	—	—	3,315	3,315
Operating leases	239	228	205	187	160	843	1,862
Total	$8,085	$6,519	$6,827	$7,083	$4,702	$11,880	$45,096

Asset Backed Finance Programs

The Corporation is an active participant in the asset-backed securities business where it helps meet customers' financing needs by providing access to the commercial paper markets through special purpose entities, known as multi-seller conduits. These entities are separate bankruptcy-remote corporations in the business of purchasing interests in, and making loans secured by, receivable pools and other financial assets pursuant to agreements with customers. The entities fund their purchases and loans through the issuance of highly rated commercial paper. The primary source of repayment of the commercial paper is the cash flow from the pools of assets. Investors in the commercial paper have no recourse to the general assets of the Corporation. Customers benefit from such structured financing transactions as these transactions provide an ongoing source of asset liquidity, access to the capital markets, and a potentially favorable cost of financing.

As of December 31, 2002, the Corporation administered multi-seller conduits with a total program limit of $70.0 billion and with $39.3 billion in commercial paper outstanding. The multi-seller conduits were rated A-1 by S & P, P-1 by Moody's and F1 or higher by Fitch.

These multi-seller conduits are a type of variable interest entity ("VIE"), as defined by Financial Accounting Standards Board ("FASB") Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"). From the Corporation's perspective, these entities have historically met all of the requirements to be treated as independent entities, which have not been required to be consolidated. See pages 87–88 for additional discussion. Each of the multi-seller conduits administered by the Corporation has stand-alone financial statements, which are independently audited on an annual basis.

As administrator of the multi-seller conduits, the Corporation provides deal origination services, asset portfolio monitoring, treasury and financial administration services for these entities. The Corporation structures financing transactions for customers such that the receivables and other financial instruments financed through the multi-seller conduits are appropriately diversified and credit enhanced to support the conduits' commercial paper issuances. The Corporation does not service these assets and does not transfer its own receivables or other financial instruments into the multi-seller conduits it administers. Each conduit has program documents and investment policies, which govern the types of assets and structures permitted by the conduit. The mix of assets is principally trade receivables, auto loans and leases and credit card receivables. Under the program document, one conduit has publicly rated marketable investment securities.

The commercial paper issued by the conduits is supported by deal specific credit enhancement, which is generally structured to cover more than the expected losses on the pool of assets. The deal specific credit enhancement is typically in the form of overcollateralization, but may also include any combination of the following: recourse to the seller or originator, cash collateral accounts, letters of credit, excess spread, retention of subordinated interests or third-party guarantees. In a limited number of cases, the Corporation provides the deal specific credit enhancement as a financial arrangement for the customer. As of December 31, 2002 and 2001, the Corporation provided such deal specific credit enhancement to customers in the form of subordinated interests totaling $203 million and $132 million, respectively. These subordinated interest positions are included in loans on the Corporation's balance sheet.

In general, the commercial paper investors have access to a second loss credit protection in the form of program-wide credit enhancement. The program-wide credit enhancement consists of a subordinated term loan from the Corporation and a surety bond from an AAA rated monoline insurance company. The subordinated term loans from the Corporation to these entities totaled $1.0 billion and $1.1 billion as of December 31, 2002 and 2001, respectively. However, one conduit has only deal specific credit enhancements provided by other financial institutions.

As a means of ensuring timely repayment of the commercial paper, each asset pool financed by the conduits has a minimum of 100% deal specific liquidity facility associated with it. In the unlikely event of a disruption in the commercial paper market or in the event an asset pool is removed from the conduit, the administrator can draw on the liquidity facility to repay the maturing commercial paper. The liquidity facilities are typically in the form of asset purchase agreements and are generally structured such that the bank liquidity provider is purchasing, or lending against, a pool of non-defaulted, performing assets. Additionally, programwide liquidity facilities and lines of credit are provided by the Corporation to the multi-seller conduits to facilitate access to the commercial paper markets.

The following table summarizes the total amount of deal specific and programwide liquidity facilities, as well as the share of these facilities provided by the Corporation, for each of the multi-seller conduits as of December 31, 2002 and 2001:

	2002			2001		
(Dollars in billions)	Total Liquidity Facility	Liquidity Facility provided by the Corporation	Percent	Total Liquidity Facility	Liquidity Facility provided by the Corporation	Percent
Total multi-seller conduits	**$50.6**	**$41.3**	**82%**	$53.5	$41.3	77%

The Corporation also provides deal specific and program-wide liquidity facilities to conduits administered by other financial institutions totaling approximately $6.3 billion and $2.1 billion as of December 31, 2002 and 2001, respectively.

With the January 2003 issuance of FIN No. 46, the Corporation is currently in the process of evaluating what entities will be required to be consolidated. The Corporation believes it is reasonably possible that the multi-seller conduits and an investment vehicle as currently structured, for which it is the administrator will be consolidated. Investors in the multi-seller conduits have no recourse to the general assets of the Corporation.

Based on information as of December 31, 2002, the expected impact of FIN No. 46 to the Corporation's balance sheet would be to increase both assets and liabilities by approximately $42.8 billion for the multi-seller conduits and an investment vehicle. Management has estimated its maximum loss exposure to be $130 million. Based on capital ratios as of December 31, 2002, consolidation of these entities would affect regulatory risk-based capital by reducing the Tier 1 risked-based capital ratio from 9.9% to 8.6% and total risked-based capital ratio from 13.7% to 12.1%. The Corporation's actual capital ratios as of the date of adoption will depend on the actual level of risk based capital, which is subject to change from that of December 31, 2002.

Principal Investments and Joint Ventures

In the normal course of business, the Corporation invests in principal investments, comprised of indirect investments in private equity, venture capital, and other equity and debt assets. The investment strategy for the portfolio, primarily executed by One Equity Partners (a wholly-owned consolidated subsidiary), is to focus on direct investments in high potential entities. Investments made in the past year include stakes in Howaldtswekre-Deutsche Werft (HDW), the global leader in the design and manufacture of non-nuclear submarines, and Polaroid, a leader in the instant imaging industry. Commitments to fund such investments at December 31, 2002 totaled $1.1 billion.

Beginning January 1, 2002, Paymentech, Inc. and Anexsys, LLC were consolidated. At December 31, 2002, the Corporation is not party to any material joint venture arrangements which are not consolidated.

Loans Sold with Recourse

The Corporation occasionally sells or securitizes loans with limited recourse. The amount of outstanding loans sold with recourse totaled $4.7 billion and $8.3 billion at December 31, 2002, and 2001, respectively. The recourse provisions require the Corporation to repurchase loans at par plus accrued interest upon a credit-related triggering event. Exposure to credit losses from these arrangements has been reduced with the purchase of credit insurance contracts that cover the majority of expected losses.

CAPITAL MANAGEMENT

The capital position of the Corporation is managed to achieve management's external debt rating objectives, comply with regulatory requirements and reflect the underlying risks of the Corporation's business activities. The Corporation employs an economic capital framework (described further on page 79) to facilitate a standard measure of risk and return across all business units, as well as to provide a measure of capital adequacy consistent with internal risk evaluation practices. This serves as the basis for capital planning and related management activities.

Selected Capital Ratios

The Corporation aims to maintain regulatory capital ratios, including those of the principal banking subsidiaries, in excess of the well-capitalized guidelines under federal banking regulations. The Corporation maintains a well-capitalized regulatory position.

The Corporation's capital ratios are as follows:

	2002	2001	2000	1999	1998	Well-Capitalized Regulatory Guidelines
Risk-based capital ratios:						
Tier 1	**9.9%**	8.6%	7.3%	7.7%	7.9%	6.0%
Total	**13.7**	12.2	10.8	10.7	11.3	10.0
Leverage ratio [1]	**8.9**	8.2	7.3	7.7	8.0	N/A
Common equity/assets	**8.1**	7.5	6.8	7.4	7.8	—
Tangible common equity/tangible reported assets	**7.2**	6.8	6.3	6.6	6.8	—
Tangible common equity/tangible managed assets	**6.4**	5.9	5.5	5.7	5.8	—
Double leverage ratio	**103**	103	108	112	108	—
Dividend payout ratio	**30**	38	N/M	57	58	—

N/A Not applicable

(1) The minimum regulatory guideline is 3%.

The components of the Corporation's regulatory risk-based capital and risk-weighted assets are as follows at December 31:

(In millions)	**2002**	2001	2000	1999	1998
Regulatory risk-based capital:					
Tier 1 capital	**$ 23,918**	$ 21,749	$ 19,824	$ 20,247	$ 19,495
Tier 2 capital	**9,201**	9,091	9,316	7,967	8,295
Total capital	**33,119**	30,840	29,140	28,214	27,790
Total risk-weighted assets	**$241,468**	$253,330	$270,182	$263,169	$244,473

In deriving Tier 1 and total capital, goodwill and other nonqualifying intangible assets are deducted as indicated for the years ended December 31:

(In millions)	**2002**	2001	2000	1999	1998
Goodwill	**$1,882**	$1,560	$ 858	$ 934	$1,075
Other nonqualifying intangibles	**256**	207	375	669	637
Subtotal	**2,138**	1,767	1,233	1,603	1,712
Qualifying intangibles	**415**	414	214	583	984
Total intangibles	**$2,553**	$2,181	$1,447	$2,186	$2,696

See page 77 for a discussion of the possible impact of consolidation of certain multi-seller conduits to the Corporation's risk-based capital ratios under FIN No. 46.

Dividend Policy

The Corporation's common stock dividend policy reflects its earnings outlook, desired payout ratios, the need to maintain an adequate capital level, and alternative investment opportunities. The common stock dividend payout ratio is currently targeted in the range of 25% - 30% of earnings over time. Common stock dividends declared for 2002 and 2001 were $0.84 per share. On January 21, 2003, the Corporation declared its quarterly common cash dividend of $0.21 per share, payable on April 1, 2003.

Double Leverage

Double leverage is the extent to which the Corporation's resources are used to finance investments in subsidiaries. Double leverage was 103% at December 31, 2002, and 2001. Trust Preferred Capital Securities of $3.3 billion in 2002 and 2001 were included in capital for purposes of this calculation.

Stock Repurchase Program and Other Capital Activities

On July 16, 2002, the Corporation's Board of Directors approved the repurchase of up to $2 billion of the Corporation's common stock, replacing the two previous buyback programs announced in September 2001 and May 1999. The timing of the purchases and the exact number of shares to be repurchased will depend on market conditions. The share repurchase program does not include specific price targets or timetables and may be suspended at any time. In 2002, the Corporation purchased 16 million shares of common stock at an average price of $37.54 per share. There remains available $1.6 billion of common stock that may be repurchased under the Board authorization.

On November 1, 2001, the Corporation redeemed all outstanding preferred stock with cumulative and adjustable dividends, Series B and C, totaling $190 million. The redemption price for both of the Series B and C preferred stock was $100.00 per share, plus accrued and unpaid dividends totaling $1.00 per share and $1.083 per share, respectively.

During 2001, the Corporation added to its Tier 1 capital through the sponsorship of two trusts that issued $825 million in aggregate principal amount of trust preferred securities.

During 2001 the Corporation strengthened its capital position through the issuance of $750 million of subordinated debt.

Economic Capital

An important aspect of risk management and performance measurement is the ability to evaluate the risk and return of a business unit, product or customer consistently across all lines of business. The Corporation's economic capital framework facilitates this standard measure of risk and return. Business units are assigned capital consistent with the underlying risks of their product set, customer base and delivery channels.

The following principles are inherent in the capital allocation methodology employed:

- An equal amount of capital is assigned for each measured unit of risk.
- Risk is defined in terms of "unexpected" losses over the life of the exposure, measured at a confidence interval consistent with that level of capitalization necessary to achieve a targeted AA solvency standard. Unexpected losses are in excess of those normally incurred and for which reserves are maintained.
- Business units are assessed a uniform charge against allotted capital, representing a target hurdle rate on equity investments. Returns on capital in excess of the hurdle rate contribute to increases in shareholder value.

Four forms of risk are measured – credit, market, operational and lease residual. Credit risk capital is determined through an analysis of both historical loss experience and market expectations. Market risk capital is set consistent with value-at-risk limits established by the Corporation's risk oversight committees. Operational risk capital incorporates event and technology risks. The operational risk evaluation process involves an examination of various risk factors that contribute to a greater likelihood of loss due to such things as fraud or processing error. Finally, lease residual risk capital covers the potential for losses arising from the disposition of assets returned at the end of lease contracts. This price risk is analyzed based upon historical loss experiences and market factors, as well as by reviewing event-specific scenarios.

The economic capital process provides a valuable analytical tool that is critical to the understanding of business segment performance trends. The methodologies employed are subject to ongoing development and review. Over time, the Corporation's view of individual risks and associated capital will likely change given improvements in the Corporation's ability to quantify risks inherent in various business activities.

FORWARD-LOOKING STATEMENTS

This discussion of financial results contains forward-looking statements about the Corporation, including descriptions of plans or objectives of its management for future operations, products or services, and forecasts of its revenues, earnings or other measures of economic performance. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include the words "believe," "expect," "anticipate," "intend," "plan," "estimate" or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may."

Forward-looking statements, by their nature, are subject to risks and uncertainties. A number of factors – many of which are beyond the Corporation's control – could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Some of these factors include certain credit, market, operational, liquidity and interest rate risks associated with the Corporation's business and operations. Other factors described in the Corporation's Form 10-K include changes in business and economic conditions, competition, fiscal and monetary policies and legislation.

Forward-looking statements speak only as of the date they are made. The Corporation does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made or to reflect the occurrence of unanticipated events, such as further market deterioration that adversely affects credit quality, auto lease residuals and credit card asset values.

CONSOLIDATED BALANCE SHEETS
BANK ONE CORPORATION and Subsidiaries

At December 31,	2002	2001
(Dollars in millions)		
Assets		
Cash and due from banks	**$ 17,920**	$ 17,383
Interest-bearing due from banks	**1,503**	1,030
Federal funds sold and securities purchased under resale agreements	**17,356**	9,347
Trading assets	**7,190**	6,167
Derivative product assets	**4,273**	3,225
Investment securities	**67,643**	60,883
Loans [1]	**148,125**	156,733
Allowance for credit losses	**(4,525)**	(4,528)
Loans, net	**143,600**	152,205
Other assets	**17,898**	18,714
Total assets	**$277,383**	$268,954
Liabilities		
Deposits:		
Demand	**$ 34,325**	$ 32,179
Savings	**88,934**	80,599
Time:		
Under $100,000	**16,767**	20,106
$100,000 and over	**13,745**	18,071
Foreign offices	**16,237**	16,575
Total deposits	**170,008**	167,530
Federal funds purchased and securities sold under repurchase agreements	**14,578**	13,728
Other short-term borrowings	**12,306**	10,255
Long-term debt	**39,919**	40,103
Guaranteed preferred beneficial interest in the Corporation's junior subordinated debt	**3,315**	3,315
Derivative product liabilities	**3,838**	2,574
Other liabilities	**10,979**	11,223
Total liabilities	**254,943**	248,728
Stockholders' Equity		
Common stock ($0.01 par value; authorized 4,000,000,000; issued 1,181,382,304)	**12**	12
Surplus	**10,239**	10,311
Retained earnings	**13,020**	10,707
Accumulated other adjustments to stockholders' equity	**(8)**	(65)
Deferred compensation	**(157)**	(121)
Treasury stock, at cost (17,340,948 and 14,415,873 shares, respectively)	**(666)**	(618)
Total stockholders' equity	**22,440**	20,226
Total liabilities and stockholders' equity	**$277,383**	$268,954

(1) Includes loans held for sale of $6.9 billion and $4.2 billion at December 31, 2002 and 2001, respectively.

The accompanying notes are an integral part of this statement.

CONSOLIDATED INCOME STATEMENTS

BANK ONE CORPORATION and Subsidiaries

For The Year Ended December 31,	2002	2001	2000
(In millions, except per share data)			
Net Interest Income:			
Interest income	**$13,935**	$17,304	$20,078
Interest expense	**5,340**	8,666	11,242
Total net interest income	**8,595**	8,638	8,836
Noninterest Income:			
Banking fees and commissions	**1,775**	1,731	1,537
Credit card revenue	**3,816**	2,775	2,299
Service charges on deposits	**1,578**	1,449	1,310
Fiduciary and investment management fees	**740**	754	783
Investment securities gains (losses)	**165**	(66)	(235)
Trading	**224**	220	134
Other income (losses)	**(62)**	360	(738)
Total noninterest income	**8,236**	7,223	5,090
Total revenue, net of interest expense	**16,831**	15,861	13,926
Provision for credit losses	**2,487**	2,510	3,398
Noninterest Expense:			
Salaries and employee benefits	**4,465**	4,198	4,602
Occupancy	**645**	686	872
Equipment	**426**	457	593
Outside service fees and processing	**1,303**	1,178	1,537
Marketing and development	**1,054**	862	900
Telecommunication	**365**	407	411
Other intangible amortization	**125**	97	410
Goodwill amortization	**—**	69	70
Other expense	**1,261**	1,246	2,052
Total noninterest expense before merger and restructuring-related charges (reversals)	**9,644**	9,200	11,447
Merger and restructuring-related charges (reversals)	**(63)**	351	161
Total noninterest expense	**9,581**	9,551	11,608
Income (loss) before income taxes (benefit) and cumulative effect of change in accounting principle	**4,763**	3,800	(1,080)
Applicable income taxes (benefit)	**1,468**	1,118	(569)
Income (loss) before cumulative effect of change in accounting principle	**3,295**	2,682	(511)
Cumulative effect of change in accounting principle, net of taxes of ($25)	**—**	(44)	—
Net income (loss)	**$ 3,295**	$ 2,638	$ (511)
Net income (loss) attributable to common stockholders' equity	**3,295**	2,628	(523)
Earnings (loss) per share before cumulative effect of change in accounting principle:			
Basic	**$ 2.83**	$ 2.28	$ (0.45)
Diluted	**2.80**	2.28	(0.45)
Earnings (loss) per share:			
Basic	**$ 2.83**	$ 2.25	$ (0.45)
Diluted	**2.80**	2.24	(0.45)

The accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

BANK ONE CORPORATION and Subsidiaries

(In millions)	Preferred Stock	Common Stock	Surplus	Retained Earnings	Accumulated Other Adjustments to Stockholders' Equity	Deferred Compensation	Treasury Stock	Total Stockholders' Equity
Balance-December 31, 1999	$ 190	$12	$10,799	$11,037	$(263)	$(118)	$(1,567)	$20,090
Net loss				(511)				(511)
Change in fair value, investment securities-available for sale, net of taxes					256			256
Translation gain, net of hedge results and taxes					2			2
Net loss and changes in accumulated other adjustments to stockholders' equity				(511)	258			(253)
Cash dividends declared:								
Common stock				(1,454)				(1,454)
Preferred stock				(12)				(12)
Net issuance of common stock			(302)				615	313
Purchase of common stock							(17)	(17)
Restricted stock awards granted, net of forfeitures and amortization						(34)		(34)
Other			(10)			31	(19)	2
Balance-December 31, 2000	$ 190	$12	$10,487	$ 9,060	$ (5)	$(121)	$ (988)	$18,635
Net income				2,638				2,638
Change in fair value, investment securities-available for sale, net of taxes					93			93
Change in fair value of cash-flow hedge derivative securities, net of taxes					(146)			(146)
Translation loss, net of hedge results and taxes					(7)			(7)
Net income and changes in accumulated other adjustments to stockholders' equity				2,638	(60)			2,578
Cash dividends declared:								
Common stock				(981)				(981)
Preferred stock				(10)				(10)
Net issuance of common stock			(179)				448	269
Redemption of stock	(190)							(190)
Purchase of common stock							(78)	(78)
Other			3					3
Balance-December 31, 2001	$ —	$12	$10,311	$10,707	$ (65)	$(121)	$ (618)	$20,226
Net income				3,295				3,295
Change in fair value, investment securities-available for sale, net of taxes					474			474
Change in fair value of cash-flow hedge derivative securities, net of taxes					(414)			(414)
Translation loss, net of hedge results and taxes					(3)			(3)
Net income and changes in accumulated other adjustments to stockholders' equity				3,295	57			3,352
Common stock cash dividends declared				(982)				(982)
Net issuance of common stock			(134)				(48)	(182)
Restricted stock awards granted, net of forfeitures and amortization						(36)		(36)
Stock option grants			45					45
Other			17					17
Balance-December 31, 2002	**$ —**	**$12**	**$10,239**	**$13,020**	**$ (8)**	**$(157)**	**$ (666)**	**$22,440**

The accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF CASH FLOWS
BANK ONE CORPORATION and Subsidiaries

For The Year Ended December 31,	2002	2001	2000
(In millions)			
Cash Flows from Operating Activities:			
Net income (loss)	$ 3,295	$ 2,638	$ (511)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	524	571	934
Cumulative effect of accounting change	—	69	—
Provision for credit losses	2,487	2,510	3,398
Investment securities (gains) losses, net	(165)	66	236
Net increase in net derivative product assets and liabilities	(504)	(198)	(71)
Net (increase) decrease in trading assets	(1,021)	(3,456)	11,691
Net decrease (increase) in other assets	1,229	213	(655)
Net (decrease) increase in other liabilities	(867)	375	1,502
Merger-related and restructuring (reversals) charges	(63)	351	161
Other operating adjustments	523	(764)	139
Net cash provided by operating activities	5,438	2,375	16,824
Cash Flows from Investing Activities:			
Net (increase) decrease in federal funds sold and securities purchased under resale agreements	(8,010)	(4,610)	5,045
Securities available for sale:			
Purchases	(57,304)	(56,088)	(72,098)
Maturities	7,193	23,579	17,882
Sales	48,340	23,393	48,960
Credit card receivables securitized	6,775	3,845	—
Net (increase) decrease in loans	(4,677)	13,425	(14,903)
Purchase of Wachovia credit card business	—	(5,776)	—
Loan recoveries	364	342	276
Additions to premises and equipment	(488)	(169)	(533)
Proceeds from sales of premises and equipment	53	55	—
All other investing activities, net	(257)	383	(1,194)
Net cash used in investing activities	(8,011)	(1,621)	(16,565)
Cash Flows from Financing Activities:			
Net increase in deposits	2,590	373	4,681
Net increase (decrease) in federal funds purchased and securities sold under repurchase agreements	850	1,607	(6,599)
Net increase (decrease) in other short-term borrowings	2,061	(7,757)	(3,208)
Proceeds from issuance of long-term debt	8,293	12,466	13,914
Repayment of long-term debt	(8,945)	(11,341)	(9,237)
Repurchase of treasury stock	(617)	(78)	(3)
Cash dividends paid	(983)	(991)	(1,222)
Proceeds from issuance of trust preferred capital securities	—	825	915
Proceeds from issuance of common and treasury stock	292	191	152
Redemption of preferred stock	—	(190)	—
All other financing activities, net	69	19	(19)
Net cash provided by (used in) financing activities	3,610	(4,876)	(626)
Effect of exchange rate changes on cash and cash equivalents	(27)	34	147
Net increase (decrease) in cash and cash equivalents	1,010	(4,088)	(220)
Cash and cash equivalents at beginning of year	18,413	22,501	22,721
Cash and cash equivalents at end of year	$ 19,423	$ 18,413	$ 22,501
Other cash flow disclosures:			
Interest paid	$ 5,684	$ 9,221	$ 10,777
Income taxes paid	1,111	506	371

The accompanying notes are an integral part of this statement.

Note 1 – Summary of Significant Accounting Policies

BANK ONE CORPORATION, along with its subsidiaries ("Bank One" or the "Corporation"), is a financial holding company that offers a full range of financial services to commercial and business customers and consumers.

(a) Basis of Presentation

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America. Certain prior-year financial statement information has been reclassified to conform to the current year's presentation. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Certain assets and liabilities, primarily derivative assets and liabilities as well as resale and repurchase agreements, are reported on a net basis by counterparty if legally enforceable master netting arrangements are in place.

(b) Principles of Consolidation

The Corporation's consolidated financial statements include all accounts of BANK ONE CORPORATION (the "Parent Company") and all significant majority-owned subsidiaries with principal investment subsidiaries following specialized industry accounting as described below. All significant intercompany accounts and transactions have been eliminated. Results of operations of acquired entities are included from the acquisition date, and assets and liabilities are stated at their estimated fair values at the acquisition date.

The Corporation is involved with Special Purpose Entities ("SPEs") as either a transferor or an administrator. The Corporation considers the underlying facts and circumstances of individual transactions when assessing the appropriateness of consolidating SPEs. The Corporation's assessment focuses on its ability to influence or control a SPE as well as the dispersion of risk and rewards attributable to a SPE. In cases where the Corporation transfers financial assets to a SPE, the SPE must represent a qualifying SPE ("QSPE") or the Corporation consolidates the transferred financial assets. QSPE status is achieved when all conditions specified in SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 140") are met. Those conditions focus on whether the SPE is demonstrably distinct from the Corporation, limited to only permitted activities, limited on what assets the QSPE may hold, and limited on sales or other dispositions of assets. The Corporation has determined that its credit card trusts are QSPEs, and has obtained supporting legal opinions as applicable.

As discussed on pages 75-77 the Corporation serves as an administrator of commercial paper multi-seller conduits. In determining whether to consolidate the financial assets held by these SPEs, the Corporation considered qualitative and quantitative factors of the SPEs that were deemed appropriate prior to the issuance of new and pending accounting pronouncements. Such factors included the purpose and nature of the SPE, the Corporation's continuing involvement, any fee arrangements, credit facilities and other relevant factors. Based on its evaluation of these factors, the Corporation has determined that none of these SPEs require consolidation. However, as described in Note 1(r) "New and Pending Accounting Pronouncements" it is reasonably possible that these SPEs will be consolidated effective July 1, 2003 under new accounting guidance.

The Corporation's principal investment subsidiaries, separate legal entities, have majority equity ownership in investees that are not consolidated because of specialized industry accounting for investment companies which requires fair value accounting.

(c) Resale and Repurchase Agreements

Securities purchased under resale agreements and securities sold under repurchase agreements are treated as collateralized financing transactions and carried at the amount at which the securities will be subsequently resold or repurchased, plus accrued interest.

(d) Trading Activities

The Corporation's trading activities are primarily customer oriented. Securities bought and sold and held principally for short-term appreciation or other trading purposes and to protect credit deterioration in the loan portfolio are classified as trading assets and other short-term borrowings and recorded on a trade date basis at fair value. Derivative contracts entered into for trading and economic hedging purposes which do not qualify for hedge accounting are classified as derivative product assets and derivative product liabilities, as appropriate. Trading income includes realized and unrealized gains and losses from trading positions, including interest income or expense on derivative instruments. Estimated fair values are based on quoted market prices or valuation models, which use current market information. Trading activities involve instruments with interest rate, exchange rate, equity price, credit and commodity price risk.

(e) Hedging Activities

Hedging derivatives that qualify for hedge accounting are recognized on the balance sheet at fair value as either derivative product assets or liabilities. Hedge ineffectiveness, if any, is calculated and recorded in current earnings. See "Derivative Financial Instruments" beginning on page 72 for detailed information on the Corporation's strategy in using derivative instruments in its asset and liability management and trading activities, as well as the accounting principles and disclosures for these instruments.

(f) Investment Securities

Debt and equity investment securities designated as available for sale are carried at fair value, with unrealized gains and losses, net of taxes, included in accumulated other adjustments to stockholders' equity. The estimated fair value of a security is determined based on market quotations when available or, if not available, by using a discounted cash flow approach. Realized gains and losses, including other than temporary impairments, are included in noninterest income as investment securities gains (losses). The specific identification method is used to calculate realized gains or losses.

In accordance with Emerging Issues Task Force (EITF) No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets," impairment of certain beneficial interests in securitized financial assets must be recognized when there has been an adverse change in estimated cash flows and the asset's fair value is below its carrying value. The Corporation recognizes interest income based on the amount of the excess of estimated cash flows over the recorded investment in the securitized financial assets. Changes in estimated cash flows are recognized on a prospective basis. The Corporation adopted EITF No. 99-20 effective April 1, 2001. The effect of adoption was a one-time, non-cash charge to earnings of $44 million after-tax ($69 million pre-tax).

Principal investments are carried at fair value, with unrealized and realized gains and losses included in noninterest income as investment securities gains (losses). The fair value of a publicly traded principal investment is determined using quoted market prices when the investment is unrestricted; otherwise fair value is estimated using quoted market prices adjusted for market liquidity, position size and sale restrictions other than time. The fair value of principal investments that are not publicly traded is estimated based on the investees' financial results, conditions and prospects, values of comparable public companies, market liquidity and sales restrictions.

(g) Equity and Cost Method Investments

The equity method of accounting is applied to investments that the Corporation has significant influence over, excluding principal investments, which typically represents ownership interests between 20-50% for investments in common stock or when ownership interests equals or exceeds 3% for investments in limited partnerships. The equity method of accounting results in recognition of the Corporation's pro-rata share of investment income or loss in other noninterest income.

The cost method of accounting is applied to investments that the Corporation does not have a significant influence over, excluding principal investments, which typically represent ownership interests less than 20% for investments in common stock or when ownership interests is less than 3% for investments in limited partnerships. The cost method recognizes income when dividends are received.

(h) Loans

Loans are recognized at the principal amount outstanding, net of unearned income and amounts charged off. The recorded investment in credit card loans also includes unpaid interest and fees. Unearned income includes deferred loan origination fees reduced by loan origination costs. Unearned income on loans, excluding credit card loans, is amortized to interest income over the life of the related loan using methods which approximate the effective interest rate method. Unearned income on credit card loans is typically amortized over one year using a straight-line method to noninterest income as credit card revenue.

Fees received for providing loan commitments and letters of credit that result in loans are typically deferred and amortized to interest income over the life of the related loan, beginning with the initial borrowing. Fees on commitments and letters of credit are amortized to noninterest income as banking fees and commissions over the commitment period when funding is not expected.

Other credit-related fees, including syndication management fees, are recorded to noninterest income as banking fees and commissions when received or over time to match the earnings process.

(i) Lease Financing Receivables

The Corporation typically provides lease financing to its customers through direct financing leases. Leveraged leases, which represent direct financing leases involving nonrecourse debt, also are provided to customers. Unearned income on a direct financing lease is amortized to income over the lease term so as to yield a constant rate of return on the net investment in the lease. Periodic recognition of lease income on leveraged leases is based on an analysis of cash flows using the original investment less deferred taxes arising from the difference between the pretax financial accounting income and taxable income. Residual values of leased assets are reviewed at least annually with periodic reviews performed as warranted by the underlying circumstances. In the case of automobiles, valuations are based upon various assumptions and estimates including the probability of the automobile being returned to the Corporation, estimated costs incurred to reduce the number of returned automobiles from the customer, estimated collectable fees for mileage and other wear and tear, reconditioning costs, and estimated used car sales prices. Declines in estimated residual values that are other than temporary are recognized in the period such determination is made in other noninterest income.

(j) Loan Sales and Securitizations

Loans held for sale are carried at the lower of cost or market value. When a loan is sold or transferred to held for sale, the loan's carrying value is compared to its fair value and any shortfall in value that is determined to be credit related is recorded as a charge-off, reducing the allowance for credit losses. Any shortfall in fair value other than credit related is recorded as a charge to other noninterest income. All subsequent net declines in market value of loans held for sale are recorded to other noninterest income.

With consumer loan portfolio sales, the allocable portion of the allowance for credit losses adjusts the carrying value of the loan portfolio and is treated as a transfer out of the allowance for credit losses. The difference between the portfolio's carrying value adjusted for the allocable credit reserves and the net sales proceeds is recorded as a component of other noninterest income.

The Corporation records a transfer of financial assets as a sale when it surrenders control over those financial assets to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The Corporation considers control surrendered when all conditions prescribed by SFAS No. 140 are met. Those conditions focus on whether the transferred financial assets are isolated beyond the reach of the Corporation and its creditors, the constraints on the transferee or beneficial interest holders, and the Corporation's rights or obligations to reacquire transferred financial assets. As appropriate, the Corporation obtains legal opinions supporting the conclusion that transferred financial assets are isolated beyond the reach of the Corporation and its creditors.

(k) Nonperforming Loans

A loan is considered nonperforming when placed on nonaccrual status, or when renegotiated at terms that represent an economic concession to the borrower because of a decline in the borrower's financial condition. For a more detailed discussion, see the "Nonperforming Assets" section beginning on page 66. The Corporation's charge-off policies are presented on page 67.

(l) Allowance for Credit Losses

Management maintains the allowance for credit losses at a level it believes is adequate to provide for estimated probable credit losses inherent in on- and off-balance sheet credit exposure. For a more detailed discussion, see the "Allowance for Credit Losses" section beginning on page 68.

(m) Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful life of the owned asset and, for leasehold improvements, over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement. For owned and capitalized assets, estimated useful lives range from three to 30 years. Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized to operating expense over the identified useful life.

(n) Other Real Estate Owned ("OREO")

OREO includes real estate assets that have been received in satisfaction of debt. OREO is initially recorded and subsequently carried at the lower of cost or fair value less estimated selling costs. Any valuation adjustments required at the date of transfer are charged to the allowance for credit losses. Subsequently, unrealized losses and realized gains and losses on sale are included in other noninterest income. Operating results from OREO are recorded in other noninterest expense.

(o) Credit Card Award Programs

Costs associated with credit card award programs are accounted for on an accrual basis, and are charged against credit card revenue in the period in which the related benefits are earned by customers. See page 47 for a discussion of risks and uncertainty associated with an award program.

(p) Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their related tax bases and are measured using the enacted tax rates and laws that are in effect. The effect on deferred tax assets and liabilities of a change in rates is recognized as income or expense in the period in which the change occurs.

(q) Cash Flow Reporting

Cash and cash equivalents consist of cash and due from banks, whether interest-bearing or not. Net reporting of cash transactions has been used when the balance sheet items consist predominantly of maturities of three months or less, or where otherwise permitted. Other items are reported on a gross basis.

(r) New and Pending Accounting Pronouncements

The Corporation adopted in 2002 the following new accounting pronouncements and will adopt in 2003 the following pending accounting pronouncements.

Goodwill and Other Intangible Assets

Effective January 1, 2002, the Corporation adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but are subject to impairment tests at least annually. Intangible assets with finite lives continue to be amortized over the period the Corporation expects to benefit from such assets and are periodically reviewed for other than temporary impairment.

The impact of adopting SFAS No. 142 on net income and earnings per share adjusted to exclude amortization expense (net of taxes) related to goodwill is as follows:

(In millions, except per share data)	**2002**	2001	2000
Net income (loss) attributable to common stockholders' equity[1]	**$3,295**	$2,628	$ (523)
Goodwill amortization	**—**	44	44
Pro forma net income (loss) attributable to common stockholders' equity	**$3,295**	$2,672	$ (479)
Basic earnings (loss) per share:			
Reported earnings (loss) per share	**$ 2.83**	$ 2.25	$(0.45)
Goodwill amortization	**—**	0.04	0.04
Pro forma basic earnings (loss) per share	**$ 2.83**	$ 2.29	$(0.41)
Diluted earnings (loss) per share:			
Reported earnings (loss) per share	**$ 2.80**	$ 2.24	$(0.45)
Goodwill amortization	**—**	0.04	0.04
Pro forma diluted earnings (loss) per share	**$ 2.80**	$ 2.28	$(0.41)

(1) Includes the impact of preferred stock dividends of $10 million and $12 million in 2001 and 2000, respectively.

Stock Options

Effective January 1, 2002, the Corporation adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-based Compensation" ("SFAS No. 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation– Transition and Disclosure, an amendment to FASB Statement No. 123" ("SFAS No. 148"), and selected the prospective method of transition and began recognizing compensation expense based on the fair value method on newly granted stock awards. Under this method, compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period of the grant. Pursuant to the requirements of SFAS No. 123, as amended by SFAS No. 148, options granted prior to January 1, 2002, continue to be accounted for under APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Under APB No. 25, no compensation expense is recognized when the exercise price is greater than or equal to the market price of the underlying common stock on the date of grant.

Awards under the Corporation's stock compensation plans vest over periods ranging from two to five years. Therefore, the expense related to stock option compensation included in the determination of net income for 2002 is less than that which would have been recognized if the fair value method had been applied to all awards since the original effective date of SFAS No. 123. The net income and earnings per share implications if the fair value method had been applied to all awards which vested during the years ended December 31, 2002, 2001 and 2000 would have been as follows:

(In millions, except per share data)	**2002**	2001[1]	2000[1]
Net income (loss) attributable to common stockholders' equity[2]	**$3,295**	$2,628	$ (523)
Add: Stock option employee compensation expense included in reported net income, net of related tax effects	**29**	—	—
Deduct: Total stock option employee compensation expense determined under the fair value method for all awards vested during the year, net of related tax effects [3]	**92**	222	151
Pro forma net income (loss) attributable to common stockholders' equity	**$3,232**	$2,406	$(674)
Earnings (loss) per share:			
Basic – as reported	**$ 2.83**	$ 2.25	$(0.45)
Basic – pro forma	**2.78**	2.06	(0.58)
Diluted – as reported	**2.80**	2.24	(0.45)
Diluted – pro forma	**2.76**	2.05	(0.58)

(1) In 2002, management refined its methodology in estimating pro forma compensation cost. Accordingly, the 2001 and 2000 pro forma compensation cost has been adjusted for comparability purposes.

(2) Includes the impact of preferred stock dividends of $10 million and $12 million in 2001 and 2000, respectively.

(3) Stock option awards granted in 1999 and 2000 were fully vested by early 2002.

Costs Associated with Exit or Disposal Activities

In 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146") which supercedes EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than when a company commits to such an activity and also establishes fair value as the objective for initial measurement of the liability. The Corporation will adopt SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002, and the impact of adoption is not expected to have a material impact on the Corporation's results of operations, financial position or cash flows.

Accounting and Disclosure Requirements for Guarantees

In 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45") which requires additional disclosures by a guarantor about its obligations under certain guarantees that it has issued. FIN No. 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The most significant instruments impacted for the Corporation are financial and performance standby letters of credit. The required FIN No. 45 disclosures for 2002 have been incorporated into Note 22 "Financial Instruments with Off-Balance Sheet Risk" that appears on pages 102–103. The accounting requirements of FIN No. 45 are effective for the Corporation on January 1, 2003, on a prospective basis. The impact of adoption is not expected to have a material impact on the Corporation's results of operations, financial position or cash flows.

Consolidation of Variable Interest Entities

In 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46") which provides new accounting guidance on when to consolidate a variable interest entity. A variable interest entity exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investors lack one of three characteristics associated with owning a controlling financial interest. Those characteristics include the direct or indirect ability to make decisions about an entity's activities through voting rights or similar rights, the obligation to absorb the expected losses of an entity if they occur, and the right to receive the expected residual returns of the entity if they occur.

FIN No. 46 is effective immediately for new entities that were created or acquired after January 31, 2003, and will become effective on July 1, 2003, for entities in which the Corporation had a variable interest prior to February 1, 2003. The Corporation plans to adopt FIN No. 46 on a prospective basis and, accordingly, will not restate prior periods. FIN No. 46 affects the Corporation's accounting and reporting for certain SPEs in which the Corporation is involved.

The Corporation's retained interest in its credit card securitizations and its investments in commercial mortgage backed securities will not be consolidated since both transaction structures are exempt from the requirements of FIN No. 46.

As discussed on pages 75 – 77, the Corporation is an active participant in the asset-backed securities business where it helps meet customers' financing needs by providing access to the commercial paper markets through SPEs, known as multi-seller conduits. These multi-seller conduits are a type of variable interest entity ("VIE"), as defined by FIN No. 46. These entities have historically met the requirements to be treated as independent entities, which have not been required to be consolidated. With the January 2003 issuance of FIN No. 46, the Corporation believes it is reasonably possible that the multi-seller conduits and an investment vehicle as currently structured, for which it is the administrator, will be consolidated. Investors in the multi-seller conduits have no recourse to the general assets of the Corporation. The Corporation is currently evaluating all variable interests in variable interest entities.

Based on information as of December 31, 2002, the expected impact of FIN No. 46 to the Corporation's balance sheet would be to increase both assets and liabilities by approximately $42.8 billion. Any difference between the net amount added to the balance sheet and the amount of any previously recognized interest in the newly consolidated entities would be recognized as a cumulative effect of an accounting change. The Corporation is assessing the impact of adoption, if any. See page 77 for loss exposure and the potential impact on risk-based capital ratios.

Note 2 – Earnings Per Share

Basic EPS is computed by dividing income available to common stockholders by the average number of common shares outstanding for the period. Except when the effect would be antidilutive, the diluted EPS calculation includes shares that could be issued under outstanding stock options and the employee stock purchase plans. In addition, interest on convertible debentures (net of tax) is added to net income, since this interest would not be paid if the debentures were converted to common stock.

The computation of basic and diluted earnings per share follows:

For The Year Ended December 31,	2002	2001	2000
(In millions, except per share data)			
Income (loss) before cumulative effect of change in accounting principle	**$3,295**	$2,682	$ (511)
Cumulative effect of change in accounting principle, net of taxes of ($25)	**—**	(44)	—
Net income (loss)	**3,295**	2,638	(511)
Preferred stock dividends	**—**	(10)	(12)
Net income (loss) available to common stockholders for basic and diluted EPS	**$3,295**	$2,628	$ (523)
Average shares outstanding	**1,162**	1,166	1,154
Stock options	**10**	8	—
Average shares outstanding assuming full dilution	**1,172**	1,174	1,154
Earnings (loss) per share before cumulative effect of change in accounting principle:			
Basic	**$ 2.83**	$ 2.28	$ (0.45)
Diluted	**2.80**	2.28	(0.45)
Earnings (loss) per share:			
Basic	**2.83**	2.25	(0.45)
Diluted	**2.80**	2.24	(0.45)

Note 3 – Acquisitions

On July 27, 2001, the Corporation completed its acquisition of the Wachovia credit card business, including a credit card portfolio of approximately $7.5 billion consumer credit card receivables. The acquisition was accounted for under the provisions of SFAS No. 141 and SFAS No. 142. The first component of the transaction was the primary portfolio of $6.2 billion in receivables of credit card holders who are not customers of Wachovia's retail bank. The second component was the agent bank portfolio comprised of credit card holders that were Retail customers of Wachovia of $1.3 billion. Wachovia retained the right to purchase the agent bank receivables under certain conditions.

On September 7, 2001, the Corporation announced its agreement with Wachovia to end the agent bank relationship and sell back to Wachovia the approximately $1.3 billion of consumer credit card receivables of customers who also have a Wachovia retail banking relationship. Under the terms of the agreement, Wachovia paid a $350 million termination fee and reimbursed the Corporation for the premium paid on the repurchased receivables and conversion costs related to the repurchase. The Corporation accounted for these amounts received from Wachovia as a reduction of acquisition intangibles.

Note 4 – Restructuring-Related Activity

a) Fourth Quarter 2001 Restructuring-Related Charges

The Corporation recorded restructuring-related charges in the fourth quarter of 2001 for additional real estate and severance costs to accomplish more rapid expense reductions, accelerated systems conversions and other consolidations. Summarized below are the details of these restructuring-related charges:

(In millions)	Personnel-Related Costs	Contractual Obligations and Asset Writedowns	Total
December 31, 2001			
Reserve balance	$ 76	$ 278	$ 354
Amounts utilized	(36)	(168)	(204)
Reserve adjustments	(21)	(21)	(42)
December 31, 2002			
Reserve balance	**$ 19**	**$ 89**	**$ 108**

Personnel-related costs initially recorded consisted primarily of severance costs related to identified staff reductions in the lines of business totaling approximately 6,900 positions for: the consolidation of various telephone banking and related sites and loan processing locations for Retail; the consolidation of call centers by Card Services; the closing of certain international locations; the consolidation of credit processing activities to one primary loan system for middle market banking; and certain other consolidations. At December 31, 2002, approximately 2,700 of these identified employees have been terminated under these programs, including 600 of which have future payment obligations of approximately $10 million. During the 2002 second quarter, the reserve was adjusted for approximately 3,100 employees, primarily in the Retail and Card Services lines of business, due to changes in attrition and circumstances for elimination under these programs.

Contractual obligations included the estimated costs associated with lease and other contract termination costs incorporated in the business restructuring plans. Asset writedowns included leasehold improvement write-offs related to leased properties following the decision to abandon such facilities, as well as in the case of fixed assets and capitalized software for which similar decisions were made.

Actions remaining under this overall restructuring plan are expected to be completed within approximately six months or less. Certain contractual payments associated with these actions, as required, will extend beyond this six month time frame.

b) Second Quarter 2000 Restructuring-Related Activity

Actions under this restructuring plan have been completed, with only payments of identified obligations remaining, which consist primarily of lease obligations. Unpaid amounts totaled $41 million as of December 31, 2002, and will be paid as required over the remaining contractual periods.

Note 5 – Business Segments

In 2002, certain organizational changes were made involving the Corporate, Commercial Banking, and Retail lines of business. The dealer commercial services business was transferred from Retail to Commercial Banking. National retail lockbox operations and cash vault services were transferred from Commercial Banking to Corporate. Results for the prior periods have been adjusted to reflect these and other insignificant changes to conform to the current line of business structure.

The information below is consistent with the content of business segment data provided to the Corporation's management, which does not use product group revenues to assess consolidated results. Aside from investment management and insurance products, product offerings are tailored to specific customer segments. As a result, the aggregation of product revenues and related profit measures across lines of business is not available.

Aside from the United States of America, no single country or geographic region generates a significant portion of the Corporation's revenues or assets. In addition, there are no single customer concentrations of revenue or profitability.

For additional disclosures regarding the Corporation's segments see the "Business Segment Results" section beginning on page 38.

The following table summarizes certain financial information by line of business for the years indicated:

	Total Revenues-FTE (1)			Provision for Income Taxes (1)			Net Income (Loss)			Identifiable Assets at Period-End		
For The Year Ended December 31,	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000
(In millions, except identifiable assets in billions)												
Retail	**$ 6,285**	$ 6,396	$ 5,445	**$ 754**	$ 657	$ 207	**$1,390**	$1,181	$ 367	**$ 71.4**	$ 73.6	$ 77.1
Commercial Banking	**4,111**	4,347	4,247	**162**	251	(181)	**617**	700	(92)	**93.7**	100.7	106.6
Card Services	**4,864**	4,021	3,245	**741**	542	(1)	**1,166**	907	(1)	**45.3**	35.3	30.7
Investment Management	**1,718**	1,686	1,570	**244**	215	186	**411**	362	322	**8.7**	8.6	8.1
Corporate	**(2)**	(458)	(442)	**(288)**	(416)	(643)	**(289)**	(468)	(1,107)	**58.3**	50.7	46.8
Total before cumulative effect of change in accounting principle	**16,976**	15,992	14,065	**1,613**	1,249	(432)	**3,295**	2,682	(511)	**277.4**	268.9	269.3
Cumulative effect of change in accounting principle, net of taxes of ($25)							**—**	(44)	—			
Total	**$16,976**	$15,992	$14,065	**$1,613**	$1,249	$(432)	**$3,295**	$2,638	$ (511)	**$277.4**	$268.9	$269.3

(1) Revenue and provision for income tax includes taxable equivalent adjustments of $145 million, $131 million and $138 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Note 6 – Interest Income and Interest Expense

Details of interest income and expense are as follows:

For The Year Ended December 31,	**2002**	2001	2000
(In millions)			
Interest Income			
Loans, including fees	**$ 9,947**	$13,213	$15,214
Bank balances	**58**	145	503
Federal funds sold and securities purchased under resale agreements	**159**	418	577
Trading assets	**256**	309	440
Investment securities	**3,515**	3,219	3,344
Total interest income	**13,935**	17,304	20,078
Interest Expense			
Deposits	**2,719**	4,895	6,137
Federal funds purchased and securities sold under repurchase agreements	**271**	633	1,142
Other short-term borrowings	**262**	659	1,216
Long-term debt	**2,088**	2,479	2,747
Total interest expense	**5,340**	8,666	11,242
Net Interest Income	**8,595**	8,638	8,836
Provision for credit losses	**2,487**	2,510	3,398
Net Interest Income After Provison for Credit Losses	**$ 6,108**	$ 6,128	$ 5,438

Note 7 – Investment Securities

A summary of the Corporation's investment portfolio follows:

At December 31, 2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Book Value)
(In millions)				
U.S. Treasury	**$ 1,310**	**$ 25**	**$ —**	**$ 1,335**
U.S. government agencies	**26,419**	**635**	**14**	**27,040**
States and political subdivisions	**1,116**	**54**	**1**	**1,169**
Interests in credit card securitized receivables	**28,202**	**147**	**—**	**28,349**
Other debt securities	**4,719**	**40**	**14**	**4,745**
Equity securities [(1)]	**3,406**	**4**	**1**	**3,409**
Total available for sale securities	**$65,172**	**$905**	**$ 30**	**$66,047**
Principal and other investments [(2)]				**1,596**
Total investment securities				**$67,643**
At December 31, 2001				
(In millions)				
U.S. Treasury	$ 1,424	$ 30	$ 4	$ 1,450
U.S. government agencies	25,265	113	132	25,246
States and political subdivisions	1,310	28	8	1,330
Interests in credit card securitized receivables	23,998	107	—	24,105
Other debt securities	4,397	24	18	4,403
Equity securities [(1)]	2,775	10	15	2,770
Total available for sale securities	$59,169	$312	$177	$59,304
Principal and other investments [(2)]				1,579
Total investment securities				$60,883

(1) The fair values of certain securities for which market quotations were not available were estimated.

(2) The fair values of certain securities reflect liquidity adjustments and other market-related factors, and include investments accounted for at fair value consistent with specialized industry practice.

For the year ended December 31, 2002, gross recognized gains and losses on the sale of investment securities were $1.3 billion and $1.1 billion, respectively. For the year ended December 31, 2001, gross recognized gains and losses on investment securities were $1.0 billion and $1.1 billion, respectively.

As of December 31, 2002, debt investment securities had the following maturity and yield characteristics:

	Due in less than 1 year		Due in 1 year through 5 years		Due in 5 years through 10 years		Due after 10 years		Total	
	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield
(Dollars in millions)										
U.S. Treasury	$ 822	4.13%	$ 460	3.69%	$ 25	8.11%	$ 3	9.63%	$ 1,310	4.07%
U.S. government agencies	23	6.61	1,190	2.81	93	5.11	25,113	5.02	26,419	4.92
States and political subdivisions	124	4.88	253	5.12	280	4.40	459	4.84	1,116	4.80
Other debt securities	25,443	10.93	5,353	7.44	1,347	3.49	778	3.39	32,921	9.88
Total debt securities -at amortized cost	$26,412	10.69%	$7,256	6.36%	$1,745	3.79%	$26,353	4.97%	$61,766	7.54%
Total debt securities— -at fair value	$26,557		$7,309		$1,785		$26,987		$62,638	

The distribution of mortgage-backed securities and collateralized mortgage obligations is based on average expected maturities. Actual maturities could differ as issuers may have the right to call or prepay obligations.

Note 8 – Loans

Loan composition by line of business is as follows:

At December 31,	2002	2001
(In millions)		
Retail:		
Small business commercial	$ 9,863	$ 9,947
Home equity	28,469	25,143
Vehicles	14,012	13,481
Other personal	8,491	9,779
Core businesses	60,835	58,350
Brokered home equity discontinued	3,242	5,125
Vehicle leases	3,596	6,155
Home equity discontinued/ vehicle leases	6,838	11,280
Total consumer	57,810	59,683
Total Retail	67,673	69,630
Commercial Banking:		
Corporate banking:		
Commercial and industrial	17,866	22,268
Commercial real estate	8,321	8,975
Lease financing	4,358	4,669
Other	1,014	731
Total corporate banking	31,559	36,643
Middle market:		
Commercial and industrial	26,983	31,076
Commercial real estate	2,318	3,472
Lease financing	1,008	1,053
Other	27	294
Total middle market	30,336	35,895
Total Commercial Banking	61,895	72,538
Card Services	11,581	6,786
IMG and Corporate	6,976	7,779
Total loans	148,125	156,733
Less: Allowance for credit losses	4,525	4,528
Total loans, net	$143,600	$152,205

Loans are net of unearned income of $2.3 billion and $2.7 billion as of December 31, 2002, and 2001, respectively. Loans held for sale, which are carried at the lower of cost or market value, totaled $6.9 billion and $4.2 billion at December 31, 2002, and 2001, respectively.

The Corporation's primary goal in managing credit risk is to minimize the impact of default by an individual borrower or group of borrowers. As a result, the Corporation strives to maintain a loan portfolio that is diverse in terms of loan type, industry, borrower and geographic concentrations. As of December 31, 2002, and 2001, there were no significant loan concentrations with any single borrower, industry or geographic segment (see "Credit Portfolio Composition" on pages 63-66).

A loan is considered impaired when it is probable that all principal and interest amounts due will not be collected in accordance with the loan's contractual terms. Certain loans, such as loans carried at the lower of cost or fair value or small-balance homogeneous loans (e.g., credit card, home mortgages and installment credit) are exempt from impairment determinations for disclosure purposes. Impaired loans, accordingly, exclude commercial nonaccrual loans that are held for sale and consumer loans classified as nonaccrual. These loans totaled $1.1 billion at December 31, 2002 and 2001.

Impairment is recognized to the extent that the recorded investment of an impaired loan or pool of loans exceeds its value either based on the loan's underlying collateral or the calculated present value of projected cash flows discounted at the contractual interest rate. Loans having a significant recorded investment are measured on an individual basis, while loans not having a significant recorded investment are grouped and measured on a pool basis.

The Corporation's impaired loan information is as follows:

At December 31,	2002	2001
(In millions)		
Impaired loans with related allowance	$2,183	$2,487
Impaired loans with no related allowance [1]	11	—
Total impaired loans	$2,194	$2,487
Allowance on impaired loans [2]	678	731

At December 31,	2002	2001	2000
(In millions)			
Average balance of impaired loans	$2,462	$2,047	$1,335
Interest income recognized on impaired loans	40	41	31

(1) Impaired loans for which the discounted cash flows, collateral value or market price equals or exceeds the carrying value of the loan do not require an allowance under SFAS No. 114, "Accounting by Creditors for Impairement of a loan – an amendment of FASB Statements No. 5 and 15."

(2) The allowance for impaired loans is included in the Corporation's overall allowance for credit losses.

Maturity Distribution and Interest Rate Sensitivity of Loans

A distribution of the maturity of loans by line of business and, for those loans due after one year, a breakdown between those loans that have floating interest rates and those that have predetermined interest rates at December 31, 2002, follows:

(In millions)	One Year or Less	One to Five Years	Over Five Years	Total
Retail:				
Small business commercial	$ 2,865	$ 4,337	$ 2,661	$ 9,863
Home equity	449	827	27,193	28,469
Vehicle	301	9,267	4,444	14,012
Other personal	3,016	1,168	4,307	8,491
Core businesses	6,631	15,599	38,605	60,835
Brokered home equity discontinued	348	9	2,885	3,242
Vehicle leases	1,215	2,381	—	3,596
Brokered home equity discontinued/vehicle leases	1,563	2,390	2,885	6,838
Total Retail	8,194	17,989	41,490	67,673
Commercial Banking:				
Corporate banking:				
Commercial and industrial	5,167	11,660	1,039	17,866
Commercial real estate	3,920	4,271	130	8,321
Lease financing	217	443	3,698	4,358
Other	1,014	—	—	1,014
Middle market:				
Commercial and industrial	13,345	11,685	1,953	26,983
Commercial real estate	848	1,283	187	2,318
Lease financing	73	591	344	1,008
Other	27	—	—	27
Total Commercial Banking	24,611	29,933	7,351	61,895
Total [1]	$32,805	$47,922	$ 48,841	$129,568
Loans with floating interest rates		$24,612	$ 13,808	$ 38,420
Loans with predetermined interest rates		23,310	35,033	58,343
Total		$47,922	$ 48,841	$ 96,763

(1) Excludes Card Services, Investment Management Group and Corporate lines of business.

Foreign Outstandings

Foreign outstandings include loans, balances with banks, acceptances, securities, equity investments, accrued interest, other monetary assets and current credit exposure on derivative contracts. At year-end 2002, 2001 and 2000, there were no countries for which cross-border and net local country claims exceeded 1.0% of total assets.

At December 31, 2002, Japan and Germany were the only countries for which cross-border claims totaled between 0.75% and 1.0% of total assets. These outstandings totaled $4.5 billion in aggregate. At December 31, 2001, there were no countries for which cross-border and net local country claims totaled between 0.75% and 1.0% of total assets. At December 31, 2000, Germany was the only country for which cross-border and net local country claims totaled between 0.75% and 1.0% of total assets. These outstandings amounted to $2.5 billion.

Note 9 – Credit Card Securitizations

The Corporation transforms a substantial portion of its credit card receivables into securities, which are sold to investors – a process referred to as securitization. Securitization impacts the Corporation's consolidated balance sheet by removing those credit card receivables that have been sold and by reclassifying those credit card receivables whose nature has been transformed but retained in certificate form (referred to as "seller's interest") from loans to investments. Gain or loss on the sale of the credit card receivable depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. Gain or loss on the sale of the credit card receivables, net of amortization of transaction costs and amortization from securitization repayments, is reported in securitization income. Securitization also impacts the Corporation's consolidated income statement by reclassifying interest income and fees, interchange income, credit losses and recoveries related to securitized receivables as securitization income. Credit card interest income and fees, interchange income, credit losses and recoveries related to credit card receivables whose nature has been retained but converted to certificate form (seller's interest) are reclassified as investment income.

During 2002, the Corporation securitized approximately $6.8 billion in credit card receivables. Maturities of credit card securitizations during 2002 were $10.2 billion, with an additional $8.2 billion scheduled for 2003. During 2002 and 2001, the Corporation recognized $50 million and $62 million, respectively, in net securitization amortization in the consolidated income statement, including amortization of transaction costs, as the gain on securitization from new transactions was offset by amortization as investors in individual series were repaid.

A servicing asset or liability is not recognized in a credit card securitization (and thus not considered in the gain or loss computation) since the Corporation receives adequate compensation relative to current market servicing prices to service the receivables sold. Transaction costs in credit card securitizations are deferred and amortized over the life of the security as a reduction of noninterest income.

At December 31, 2002, and 2001, the estimated fair value of the interest-only strip associated with credit card securitizations was $205 million and $219 million, respectively, and the estimated fair value of the seller's interest was $28.1 billion and $23.9 billion, respectively. The interest-only strip and seller's interest are both recorded as investment securities. The investor portion of accrued interest receivable is recorded in other assets in 2002 and was $685 million and $810 million at December 31, 2002 and 2001, respectively.

Certain estimates are used in determining the fair value of the interest-only strip at both the date of securitization and the balance sheet date, including the excess spread, average receivable lives and the discount rate. The components of excess spread, which are estimated, include finance charge and fee revenue (excluding interchange income) generated by the securitized loans in excess of interest paid to investors, related net credit losses and contractual servicing fees. The resulting expected cash flows over the average lives of the receivables are discounted at a rate commensurate with the risk of the cash flows to determine the fair value. Such estimates and assumptions are subject to change, and accordingly, the Corporation may not recover all of the recorded investment of the interest-only strip (and thus be measured for impairment). The receivables in each trust have unique attributes and therefore the interest-only strip related to each trust is evaluated separately. The seller's interest resulting from credit card securitizations is recorded at fair value using a present value approach, with assumptions that are consistent with the valuation of the interest-only strip

The following represents the Corporation's key weighted-average assumptions used to estimate the fair value of the retained interests relating to credit card securitizations at December 31, 2002, and the pretax sensitivity of the fair values to immediate 10% and 20% adverse changes in these assumptions:

(Dollars in millions)	Interest-Only Strip[1]	Sellers Interest[2]	Total Retained Interests
Receivable Lives:			**0.5 years**
10% Adverse Change	$ 22.1	$ 14.3	36.4
20% Adverse Change	44.2	28.8	73.0
Excess Spread:			**1.22%**
10% Adverse Change	22.6	14.7	37.3
20% Adverse Change	45.2	29.4	74.6
Expected Net Credit Losses: [3]			**5.97%**
10% Adverse Change	93.3	67.5	160.8
20% Adverse Change	183.9	119.3	303.2
Discount Rate:			**10.00%**
10% Adverse Change	0.7	0.4	1.1
20% Adverse Change	1.4	0.9	2.3

(1) The effect of adverse changes in key assumptions on the fair value of the interest-only strip would be recorded in noninterest income.

(2) The effect of adverse changes in key assumptions on the fair value of the seller's interest is recorded in accumulated other adjustments to stockholders' equity, net of tax, unless the decline in value is deemed to be other than temporary, which would result in a charge to noninterest income upon recognition.

(3) Certain trust legal documents include finance charge and fee revenue reversals in the definition of net credit losses, resulting in a higher net credit loss rate for Trust purposes.

The sensitivity analysis illustrates the potential magnitude of significant adverse changes in key assumptions used in valuing the retained interests, and thus the potential impact to the Corporation's financial position and results of operations. However, the sensitivities of the fair values of the retained interests to changes in each key assumption may not be linear. Furthermore, the sensitivities for each key variable are calculated independently of changes in the other key variables. Therefore, the sensitivity analysis does not purport to present the maximum impairment loss that would result from 10% and 20% adverse changes in these assumptions. Actual experience observed may result in changes in multiple key assumptions concurrently, the magnitude of which on the fair value of the retained interests would be dependent on the relative change and the direction of change. In addition, the sensitivity analysis does not give effect to corrective action that management could and would take to mitigate the impact of adverse changes in key assumptions. The asset values of the retained interests are periodically reviewed for other-than-temporary impairment.

The key weighted-average economic assumptions and ranges of assumptions used to estimate the fair value of retained interests at the date of securitization (including transfer of new balances under revolving structures) for credit card securitizations occurring during 2002 were approximately the same as those used to value the retained interests at December 31, 2002.

Cash flows received from credit card securitization master trusts (i.e., QSPEs) during the years ended December 31 are as follows:

(In millions)	**2002**	2001	2000
Proceeds from reinvestment in revolving securitizations	**$60,633**	$72,206	$83,469
Proceeds from new securitizations	**6,775**	3,845	–
Servicing fees received	**505**	598	649
Cash flows received on retained interests [1]	**2,586**	2,577	2,224
Cash released from (used to fund) spread accounts	**13**	146	(32)

(1) Includes cash flows from interest-only strips as well as interchange fees received from securitized accounts.

For a detailed discussion of the Corporation's loan securitization process for credit card loans, see the "Loan Securitizations" section beginning on page 74.

Note 10 – Allowance for Credit Losses

Changes in the allowance for credit losses for the years ended December 31 are as follows:

(In millions)	**2002**	2001	2000
Balance, beginning of year	**$ 4,528**	$ 4,110	$ 2,285
Additions (deductions):			
Charge-offs	**(2,829)**	(2,630)	(1,667)
Recoveries	**364**	342	276
Net charge-offs	**(2,465)**	(2,288)	(1,391)
Provision for credit losses	**2,487**	2,510	3,398
Transfers [1]	**(25)**	196	(182)
Balance, end of year	**$ 4,525**	$ 4,528	$ 4,110

(1) Transfers to the allowance for credit losses in 2001 primarily represent the addition of the Wachovia credit card portfolio. Transfers from the allowance for credit losses for 2000 primarily represent allocable credit allowances associated with consumer loan sale transactions, including securitization transactions.

Note 11 – Long-Term Debt

Long-term debt consists of borrowings having an original maturity of greater than one year. Original issue discount and deferred issuance costs are amortized into interest expense over the terms of the related notes. Long-term debt at December 31, 2002 and 2001 is as follows:

(Dollars in millions)	Interest Rate	Maturities	**2002**	2001
Parent Company				
Senior debt:				
Medium-term notes	1.49–7.63%	2003–2008	**$11,973**	$14,387
Other	—	—	**6**	8
Subordinated debt:				
Notes	5.25–10.00%	2003–2027	**7,270**	6,920
Floating rate notes	Various	2003	**150**	150
Subsidiaries				
Bank notes	1.40–7.93%	2003–2007	**13,866**	12,933
Subordinated notes	6.00–8.25%	2003–2008	**1,590**	1,729
Capital leases	4.27–12.60%	2003–2011	**73**	66
Federal Home Loan Bank Advances	1.35–4.57%	2005–2007	**3,715**	2,000
Other	1.00–15.93%	2003–2018	**1,276**	1,910
Total long-term debt			**$39,919**	$40,103

Aggregate annual scheduled repayments of long-term debt at December 31, 2002 are as follows:

(In millions)	Total
2003	$ 7,846
2004	6,291
2005	6,622
2006	6,896
2007	4,542
Thereafter	7,722
Total	$39,919

Note 12 – Deposits and Short-Term Borrowings

Deposits

The maturity distribution of domestic time certificates of deposit of $100,000 and over and deposits in foreign offices, predominantly in amounts in excess of $100,000, at December 31, 2002 is as follows:

(Dollars in millions)	Amount	Percent
Domestic Time Certificates of Deposit of $100,000 and Over:		
Three months or less	$ 3,556	26%
Over three months to six months	2,317	18
Over six months to twelve months	1,352	10
Over twelve months	6,265	46
Total	$13,490	100%
Foreign Offices:		
Three months or less	$16,061	99%
Over three months to six months	63	—
Over six months to twelve months	82	1
Over twelve months	31	—
Total	$16,237	100%

The Corporation has an aggregate amount of domestic other time deposits of $100,000 and over of $255 million at December 31, 2002, which primarily mature within three months.

Short-Term Borrowings

Borrowings with original maturities of one year or less are classified as short-term. The following is a summary of short-term borrowings for the years ended December 31:

	At Year-End		For the Year		
(Dollars in millions)	Outstanding	Weighted-Average Rate	Daily Average Outstandings	Weighted-Average Rate	Highest Outstandings at Month End
2002:					
Federal funds purchased	$ 3,833	1.02%	$ 4,400	1.63%	$ 6,086
Securities sold under repurchase agreements	10,745	1.11	10,548	1.55	12,730
Bank notes	8,519	1.57	4,960	2.11	9,733
Commercial paper	567	1.65	485	2.26	567
Other short-term borrowings	3,220	1.41	3,441	2.61	5,310
Total short-term borrowings	$26,884	1.28%	$23,834	1.85%(1)	
2001:					
Federal funds purchased	$ 3,171	1.62%	$ 5,121	4.32%	$ 6,353
Securities sold under repurchase agreements	10,557	1.43	11,543	3.57	13,386
Bank notes	4,529	3.07	8,267	5.48	13,047
Commercial paper	828	1.58	1,968	4.75	2,634
Other short-term borrowings	4,898	1.60	3,273	3.68	4,629
Total short-term borrowings	$23,983	1.83%	$30,172	4.31%(1)	
2000:					
Federal funds purchased	$ 5,253	5.89%	$ 6,281	6.13%	$ 9,663
Securities sold under repurchase agreements	6,867	6.01	12,680	5.96	17,609
Bank notes	12,426	6.71	12,298	6.50	13,327
Commercial paper	3,048	6.62	3,137	5.94	3,303
Other short-term borrowings	2,529	6.22	3,543	6.27	6,861
Total short-term borrowings	$30,123	6.36%	$37,939	6.19%(1)	

(1) The Corporation uses interest rate swaps to hedge certain short-term borrowings in its asset and liability management activities. The overall weighted average rate, including the effects of derivative contracts was 2.24%, 4.28% and 6.26% at December 31, 2002, 2001 and 2000, respectively.

Note 13 – Guaranteed Preferred Beneficial Interest in the Corporation's Junior Subordinated Debt

The Corporation has sponsored ten trusts with a total aggregate issuance outstanding of $3.3 billion at December 31, 2002, in trust preferred securities as follows:

	Trust Preferred			Junior Subordinated Debt Owned by Trust		
(Dollars in millions)	Issuance Date	Initial Liquidation Value	Distribution Rate	Initial Principal Amount	Maturity	Redeemable Beginning
Capital VI	September 28, 2001	$525	7.20%	$541.2	October 15, 2031	October 15, 2006
Capital V	January 30, 2001	300	8.00%	309.3	January 30, 2031	January 30, 2006
Capital IV	August 30, 2000	160	3-mo LIBOR plus 1.50%	164.9	September 1, 2030	September 1, 2005
Capital III	August 30, 2000	475	8.75%	489.7	September 1, 2030	See (1) below.
Capital II	August 8, 2000	280	8.50%	288.7	August 15, 2030	August 15, 2005
Capital I	September 20, 1999	575	8.00%	592.8	September 15, 2029	September 20, 2004
First Chicago NBD Capital 1	January 31, 1997	250	3-mo LIBOR plus 0.55%	257.7	February 1, 2027	February 1, 2007
First USA Capital Trust I (2)	December 20, 1996	200	9.33%	206.2	January 15, 2027	January 15, 2007
First Chicago NBD Institutional Capital A	December 3, 1996	500	7.95%	515.5	December 1, 2026	December 1, 2006
First Chicago NBD Institutional Capital B	December 5, 1996	250	7.75%	257.7	December 1, 2026	December 1, 2006

(1) Redeemable at any time subject to approval by the Federal Reserve Board.

(2) The Corporation paid a premium of $36 million to repurchase $193 million of these securities in 1997.

These trust preferred securities are tax-advantaged issues that qualify for Tier 1 capital treatment. Distributions on these securities are included in interest expense on long-term debt. Each of the trusts is a statutory business trust organized for the sole purpose of issuing trust securities and investing the proceeds thereof in junior subordinated debentures of the Corporation, the sole asset of each trust. The preferred trust securities of each trust represent preferred beneficial interests in the assets of the respective trusts and are subject to mandatory redemption upon payment of the junior subordinated debentures held by the trust. The common securities of each trust are wholly-owned by the Corporation. Each trust's ability to pay amounts due on the trust preferred securities is solely dependent upon the Corporation making payment on the related junior subordinated debentures. The Corporation's obligations under the junior subordinated securities and other relevant trust agreements, in aggregate, constitute a full and unconditional guarantee by the Corporation of each respective trust's obligations under the trust securities issued by each respective trust. See Note 15 "Dividends and Capital Restrictions" for discussion of the restrictions on the ability of the Corporation to obtain funds from its subsidiaries.

Note 14 – Stock Dividends and Preferred Stock

The Corporation is authorized to issue 50 million shares of preferred stock with a par value of $0.01 per share. On November 1, 2001, the Corporation redeemed all outstanding preferred stock with cumulative and adjustable dividends, Series B and C, totaling $190 million. The redemption price for both the Series B and C preferred stock was $100 per share, plus accrued and unpaid dividends totaling $1.00 per share and $1.083 per share, respectively. At December 31, 2000, the Corporation had outstanding 1,191,000 and 713,800 shares of Series B and C preferred stock with a stated value of $100 per share and a carrying value of $119 million and $71 million, respectively. The dividend rate on each of the cumulative adjustable rate series was based on a stated value and adjusted quarterly, based on a formula that considers the interest rates for selected short- and long-term U.S. Treasury securities prevailing at the time the rate is set.

Note 15 – Dividends and Capital Restrictions

The Corporation's national bank subsidiaries are subject to statutory limitations on their ability to pay dividends. Dividends cannot exceed the level of undivided profits. In addition, a national bank cannot declare a dividend, without regulatory approval, in an amount in excess of its net income for the current year and the combined net profits for the preceding two years. State bank subsidiaries may also be subject to limitations on dividend payments.

Based on these statutory requirements, the bank affiliates could have declared aggregate additional dividends of up to approximately $4.0 billion without regulatory approval at January 1, 2003. The payment of dividends by any bank may also be affected by other factors, such as the maintenance of adequate capital.

The bank affiliates are subject to various regulatory capital requirements that require them to maintain minimum ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Failure to meet minimum capital requirements results in certain regulatory actions that could have a direct material effect on the bank affiliates' financial statements. As of December 31, 2002, management believed that each of the bank affiliates met all applicable capital adequacy requirements and are correctly categorized as "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that categorization that management believes have changed the institution's category.

The actual and required capital amounts and ratios for the Corporation and its principal banking subsidiaries are presented as follows:

(Dollars in millions)	Tier 1 Capital	Total Capital	Risk-Weighted Assets	Adjusted Average Assets	Tier 1 Capital[1] Ratio	Total Capital[1] Ratio	Tier 1 Leverage[2] Ratio
December 31, 2002							
The Corporation (consolidated)	**$23,918**	**$33,119**	**$241,468**	**$267,321**	**9.9%**	**13.7%**	**8.9%**
Bank One, N.A. (Chicago)	**16,888**	**23,360**	**173,725**	**211,067**	**9.7**	**13.4**	**8.0**
Bank One, N.A. (Columbus)	**3,164**	**5,162**	**42,193**	**57,244**	**7.5**	**12.2**	**5.5**
Bank One, Delaware N.A. [3]	**2,630**	**2,756**	**17,748**	**16,213**	**14.8**	**15.5**	**16.2**
December 31, 2001							
The Corporation (consolidated)	$21,749	$30,840	$253,330	$264,720	8.6%	12.2%	8.2%
Bank One, N.A. (Chicago) [4]	15,407	22,971	181,450	207,017	8.5	12.7	7.4
Bank One, N.A. (Columbus)	2,915	4,594	42,165	45,286	6.9	10.9	6.4
Bank One, Delaware N.A. [3]	2,099	2,253	13,645	14,737	15.4	16.5	14.2
Well capitalized ratios [5]					6.0%	10.0%	5.0%[6]
Minimum capital ratios [5]					4.0	8.0	3.0

(1) Tier 1 Capital or Total Capital, as applicable, divided by risk-weighted assets. Risk-weighted assets include assets and off-balance sheet positions, weighted by the type of instruments and the risk weight of the counterparty, collateral, or guarantor.

(2) Tier 1 Capital divided by adjusted average quarterly assets (net of allowance for loan losses, goodwill and certain intangible assets).

(3) Formerly First USA Bank, N.A.

(4) Restated to show the effect of the 2002 mergers with Bank One, Michigan, Bank One, Indiana, N.A., Bank One, Wisconsin, Bank One, Colorado, N.A., Bank One, Illinois, N.A. and American National Bank & Trust.

(5) As defined by the regulations issued by the Federal Reserve Board, the FDIC and the OCC.

(6) Represents requirements for bank subsidiaries pursuant to regulations issued under the Federal Deposit Insurance Corporation Improvement Act. There is no Tier 1 Leverage component in the definition of a well-capitalized bank holding company.

Federal banking law restricts each bank subsidiary from extending credit to the Corporation in excess of 10% of the subsidiary's capital stock and surplus, as defined. Any such extensions of credit are subject to strict collateral requirements.

Note 16 – Supplemental Disclosures for Statements of Cash Flows

During 2000, the Corporation transferred $6.5 billion of investment securities available for sale to trading securities. This transfer was for capital management purposes.

Loans transferred to other real estate owned totaled $414 million, $162 million, and $131 million in 2002, 2001, and 2000, respectively. During 2000, the Corporation recognized several non-cash charges to earnings for significant items. Several of these items will not result in future cash outflows while other items represent future uses of cash. See tables 1 and 2 on pages 52–53 for a detailed listing of significant items.

Note 17 – Supplemental Disclosures for Accumulated Other Adjustments to Stockholders' Equity

Accumulated other adjustments to stockholders' equity are as follows:

(In millions)	**2002**	2001	2000
Fair value adjustment on investment securities–available for sale:			
Balance, beginning of year	**$ 78**	$ (15)	$(271)
Change in fair value, net of taxes of $323, $86 and $(6) for the year ended December 31, 2002, 2001 and 2000, respectively	**560**	158	(5)
Reclassification adjustment, net of taxes of $(50), $(38) and $151 for the year ended December 31, 2002, 2001 and 2000, respectively	**(86)**	(65)	261
Balance, end of year	**552**	78	(15)
Fair value adjustment on derivative instruments–cash flow type hedges:			
Balance, beginning of period	**(146)**	—	—
Transition adjustment at January 1, 2001, net of tax benefit of $56	**—**	(98)	—
Net change in fair value associated with current period hedging activities, net of tax benefits of $425 and $70 for the year ended December 31, 2002 and 2001, respectively	**(711)**	(139)	—
Net reclassification into earnings, net of taxes of $178 and $49 for the year ended December 31, 2002 and 2001, respectively [1]	**297**	91	—
Balance, end of year	**(560)**	(146)	—
Accumulated translation adjustment:			
Balance, beginning of period	**3**	10	8
Translation gain (loss), net of hedge results and taxes	**(3)**	(7)	2
Balance, end of year	**—**	3	10
Total accumulated other adjustments to stockholders' equity	**$ (8)**	$ (65)	$ (5)

(1) During 2001, $89 million after-tax of the transition adjustment recorded at January1, 2001, was reclassified into earnings.

Note 18 – Employee Benefits

(a) Pension Plans

The Corporation's qualified plans' change in benefit obligation, change in plan assets and funded status are as follows:

(In millions)	**2002**	2001
Change in benefit obligation:		
Benefit obligation, January 1	**$2,297**	$2,248
Service cost	**101**	92
Interest cost	**166**	168
EGTRRA adjustment [1]	**—**	7
Actuarial loss	**182**	108
Benefits paid	**(327)**	(326)
Benefit obligation, December 31	**$2,419**	$2,297
Change in plan assets:		
Fair value of plan assets, January 1	**$2,747**	$3,134
Actual loss on plan assets	**(219)**	(114)
Corporation contribution	**280**	53
Benefits paid	**(327)**	(326)
Fair value of plan assets, December 31	**$2,481**	$2,747
Funded status	**$ 62**	$ 450
Unrecognized net actuarial loss	**829**	156
Unrecognized prior service cost	**20**	24
Prepaid pension costs, December 31	**$ 911**	$ 630

(1) The Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) contained various provisions relating to the operations of qualified pension plans. Increases to the benefit limits and the limit on pensionable earnings caused a shift in pension obligation from the non-qualified to the qualified plan.

Plan assets include approximately 1.0 million shares of the Corporation's common stock with a fair value of approximately $38 million and $40 million at December 31, 2002, and 2001, respectively.

The net periodic pension expense (benefit) for 2002, 2001 and 2000 for the Corporation's qualified and nonqualified pension plans is as follows:

(In millions)	**2002**	2001	2000
Service cost-benefits earned during the period	**$ 104**	$ 96	$ 110
Interest cost on benefit obligation	**173**	177	194
Expected return on plan assets	**(272)**	(287)	(300)
Amortization of prior service costs	**9**	8	9
Recognized actuarial (gain) loss	**5**	(1)	(11)
Amortization of transition assets	**—**	(7)	(13)
Net periodic pension expense (benefit)	**$ 19**	$ (14)	$ (11)

The accrued pension cost for the Corporation's nonqualified supplemental pension plans was $44 million and $39 million at December 31, 2002, and 2001, respectively. Such plans are unfunded.

The assumptions used in determining the Corporation's benefit obligation and net periodic pension cost for both qualified and nonqualified supplemental pension plans are as follows:

For The Year Ended December 31,	2003	**2002**	2001	2000
Actuarial assumptions:				
Weighted-average discount rate for benefit obligation	6.50%[1]	**6.50%**	7.00%	7.50%
Weighted-average rate of compensation increase	4.25%	**4.25%**	4.25%	4.25%
Expected long-term rate of return on plan assets	7.50%	**8.50%**	9.50%	9.50%

(1) Rate currently expected at December 31, 2003.

(b) Postretirement Benefits Other Than Pensions

The Corporation sponsors postretirement life insurance plans and provides health care benefits for certain retirees and grandfathered employees when they retire. The postretirement life insurance benefit is noncontributory, while the health care benefits are contributory.

The Corporation's postretirement benefit plans' change in benefit obligation, change in plan assets and funded status are as follows:

(In millions)	**2002**	2001
Change in benefit obligation:		
Benefit obligation, January 1	**$ 233**	$ 195
Interest cost	**15**	14
Actuarial loss	**24**	48
Benefits paid	**(20)**	(24)
Benefit obligation, December 31	**$ 252**	$ 233
Change in plan assets:		
Fair value of plan assets, January 1	**$ —**	$ —
Implementation of retiree VEBA	**76**	—
Actual return on plan assets	**6**	—
Employer contribution	**18**	24
Benefits paid	**(20)**	(24)
Fair value of plan assets, December 31	**$ 80**	$ —
Funded status	**$(172)**	$(233)
Unrecognized net actuarial loss	**85**	67
Unrecognized prior service cost	**(12)**	(25)
Accrued postretirement costs, December 31	**$ (99)**	$(191)

Net periodic cost for postretirement health care and life insurance benefits during 2002, 2001 and 2000 includes the following:

(In millions)	**2002**	2001	2000
Interest cost on accumulated postretirement benefit obligation	**$ 15**	$ 14	$ 13
Amortization of prior service costs	**(12)**	(12)	(12)
Expected return on plan assets	**(3)**	—	—
Recognized actuarial loss	**3**	—	—
Curtailment	**—**	—	1
Net periodic postretirement cost	**$ 3**	$ 2	$ 2

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.50% at December 31, 2002, and 7.00% at December 31, 2001.

The expected long-term rate of return on plan assets was 5.40% in 2002. For measurement purposes, an annual rate of increase of 10.00% was assumed for 2002 in the cost of covered health care benefits; this range was assumed to decrease to 5.00% in the years 2010 and thereafter. These assumptions have a significant effect on the amounts reported. Accordingly, the effect of a 1.00% change in the assumed health care cost trend rates is as follows:

(In millions)	1% increase	1% decrease
Effect on 2002 service and interest cost components	$ 1.0	$(0.9)
Effect on December 31, 2002, accumulated postretirement benefit obligation	$16.7	$(14.6)

(c) 401(k) Plan

The Corporation sponsored a 401(k) plan that covered substantially all of its employees. The expense related to this plan was $98 million in 2002, $95 million in 2001 and $137 million in 2000.

Note 19 – Stock-Based Compensation

The Corporation utilizes several types of stock-based awards as part of its overall compensation program. In addition, the Corporation provides employees the opportunity to purchase its shares through its Employee Stock Purchase Plan. The Corporation's stock-based compensation plans provide for granting of awards to purchase or receive common shares and include limits as to the aggregate number of shares available for grants and the total number of shares available for grants of stock awards in any one year. Compensation cost charged against income for the Corporation's stock-based compensation plans was $118 million for 2002, $70 million for 2001 and $59 million for 2000.

(a) Restricted Shares

Restricted shares granted to key officers of the Corporation require them to continue employment for a stated number of years from the grant date before restrictions on the shares lapse. The market value of the restricted shares as of the date of grant is amortized to compensation expense as earned over the restriction period. Holders of restricted stock receive dividends and have the right to vote the shares.

(b) Stock Options

The Corporation's stock option plans generally provide that the exercise price of any stock option may not be less than the closing price of the common stock on the trading day preceding the date of grant of the common stock.

Options granted under the Corporation's stock-based compensation program generally vest ratably over a five-year period and have a term of ten years. Certain option grants include the right to receive additional option grants ("reload" or "restorative" options) in an amount equal to the number of common shares used to satisfy the exercise price and applicable withholding taxes. Upon grant, reload options assume the same remaining term as the related original option and vest six months from the date of grant.

Summarized stock option activity for 2002, 2001 and 2000, respectively, and details of the Corporation's stock options outstanding at December 31, 2002, follows:

	2002		2001		2000	
(Shares in thousands)	**Shares**	**Wtd. Avg. Exercise Price**	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price
Outstanding at January 1	**90,482**	**$35.72**	77,315	$34.17	44,630	$40.88
Granted	**20,063**	**40.95**	23,573	37.73	42,659	27.25
Exercised	**(10,223)**	**26.60**	(7,262)	25.09	(2,089)	19.66
Forfeited	**(4,210)**	**41.16**	(3,144)	36.72	(7,885)	38.56
Outstanding at December 31	**96,112**	**$37.57**	90,482	$35.72	77,315	$34.17
Exercisable at December 31	**58,037**	**$36.84**	45,525	$36.30	25,503	$36.41

	Options Outstanding			Options Exercisable	
(Shares in thousands) Range of Exercise Prices	**Number Outstanding Dec. 31, 2002**	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Life	**Number Exercisable Dec. 31, 2002**	Wtd. Avg. Exercise Price
Less than $20.00	**1,220**	$16.52	1.3 years	**1,220**	$16.52
$20.01 – $25.00	**2,597**	24.54	2.9	**2,597**	24.54
$25.01 – $30.00	**23,932**	26.67	12.2	**21,952**	26.51
$30.01 – $35.00	**4,785**	32.72	6.2	**3,008**	32.46
$35.01 – $40.00	**26,151**	37.88	7.6	**9,037**	37.87
$40.01 – $45.00	**18,385**	41.35	9.1	**1,181**	43.31
$45.01 – $55.00	**15,236**	49.63	8.9	**15,236**	49.63
Greater than $55.00	**3,806**	59.12	5.2	**3,806**	59.12
Total	**96,112**	$37.57	8.9 years	**58,037**	$36.84

(c) Employee Stock Purchase Plan

The Corporation sponsors an Employee Stock Purchase Plan designed to encourage employee stock ownership. This plan generally allows eligible employees to purchase shares of the Corporation's common stock at a 15% discount from the market price at the beginning of an offering or the market price at the end of such offering, whichever is lower. During the current two-year offering period, an employee is allowed to make deposits of up to 20% of their earnings (up to a designated maximum) on an annual basis to an interest-bearing savings account to purchase the number of shares permissible under the plan. The maximum number of shares each participant may purchase cannot exceed the contribution limit divided by the applicable purchase price on the offering date.

Shares purchased by the participant are subject to a one-year holding period and cannot be sold or transferred for one year after the purchase date. Upon adoption of SFAS No. 123 in 2002, the Corporation prospectively recognizes compensation expense over the offering period equal to the estimated fair value of the projected shares to be purchased by the employee.

(d) Fair Value of Stock-Based Compensation

The grant date fair values of stock options granted under the Corporation's various stock option plans and the Employee Stock Purchase Plan were estimated using the Black-Scholes option-pricing model. This model was developed to estimate the fair value of traded options, which have different characteristics than employee stock options. In addition, changes to the subjective input assumptions can result in materially different fair market value estimates. Therefore, the Black-Scholes model may not necessarily provide a reliable single measure of the fair value of employee stock options and purchase rights.

Summarized stock-based compensation grants and their related weighted-average grant-date fair values for the years ended December 31 follows:

	2002		2001		2000	
(Shares in thousands)	**Number of Shares**	**Wtd. Avg. Grant Date Fair Value Per Share**	Number of Shares	Wtd. Avg. Grant Date Fair Value Per Share	Number of Shares	Wtd. Avg. Grant Date Fair Value Per Share
Stock option plans	**20,063**	**$12.68**	23,573	$13.34	42,659	$ 9.80
Restricted shares	**3,488**	**37.68**	2,065	37.68	4,517	27.85
Employee Stock Purchase Plan	**3,300**[1]	**11.48**	2,483	9.68	2,122	3.27

(1) Estimated number of shares that employees would purchase under the 2002 plan.

The following assumptions were used to determine the Black-Scholes weighted-average grant date fair value of options granted during 2002, 2001 and 2000:

	Stock Option Plans			Employee Stock Purchase Plans		
Weighted-Average Assumptions:	**2002**	2001	2000	**2002**	2001	2000
Expected dividend yield	**1.97%**	2.29%	4.29%	**2.18%**	2.30%	2.58%
Expected volatility	**35.84**	36.85	42.29	**32.46**	33.80	39.63
Risk-free interest rate	**4.34**	5.02	6.43	**2.75**	2.61	6.22
Expected life (in years)	**4.88**	4.64	9.26	**1.98**	1.50	0.50

Note 20 – Income Taxes

The components of total applicable income tax expense (benefit) in the consolidated income statement for the years ended December 31 follows:

(In millions)	**2002**	2001	2000
Income tax expense:			
Current:			
Federal	**$1,208**	$ 797	$ 571
Foreign	**7**	11	32
State	**144**	115	26
Total	**1,359**	923	629
Deferred:			
Federal	**138**	194	(1,151)
Foreign	**1**	5	(7)
State	**(30)**	(4)	(40)
Total	**109**	195	(1,198)
Applicable income taxes (benefit)	**$1,468**	$1,118	$ (569)

The tax effects of fair value adjustments on securities available for sale, foreign currency translation adjustments and certain tax benefits related to stock options are recorded directly to stockholders' equity. The net tax (benefit) charge recorded directly to stockholders' equity was $(28) million in 2002, $(47) million in 2001 and $107 million in 2000.

A reconciliation of expected income tax expense at the federal statutory rate of 35% to the Corporation's applicable income tax expense (benefit) and effective tax rate follows:

(Dollars in millions)	**2002**		2001		2000	
Statutory tax rate	**$1,667**	**35.0%**	$1,330	35.0%	$(378)	35.0%
Increase (decrease) resulting from:						
State income taxes,						
net of federal income tax benefit	**74**	**1.6**	72	1.9	(4)	0.3
Tax-exempt interest	**(50)**	**(1.1)**	(56)	(1.5)	(57)	5.3
Tax credits	**(287)**	**(6.1)**	(231)	(6.1)	(179)	16.6
Goodwill	**—**	**—**	23	0.6	25	(2.3)
Cash surrender value of life insurance	**(54)**	**(1.1)**	(57)	(1.5)	(56)	5.2
Other, net	**118**	**2.5**	37	1.0	80	(7.4)
Applicable income taxes (benefit)	**$1,468**	**30.8%**	$1,118	29.4%	$(569)	52.7%

A net deferred tax liability is included in other liabilities in the consolidated balance sheet as a result of temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their related tax bases. The components of the net deferred tax liability for the years ended December 31 follows:

(In millions)	**2002**	2001
Deferred tax liabilities:		
Deferred income on lease financing	**$4,042**	$4,242
Prepaid pension costs	**315**	216
Deferred fee income	**461**	333
Other	**176**	198
Gross deferred tax liabilities	**4,994**	4,989
Deferred tax assets:		
Allowance for credit losses	**1,691**	1,744
Purchased intangibles	**289**	227
Deferred compensation	**257**	302
Other	**678**	812
Gross deferred tax assets	**2,915**	3,085
Net deferred tax liability	**$2,079**	$1,904

As of December 31, 2002, the Corporation has foreign tax credit carryforwards totaling $33 million. These credits will expire after 2005 if not used. Management believes that it is more likely than not that these credits will be used within the carryforward period.

Note 21 – Lease Commitments

The Corporation has entered into a number of operating lease agreements for premises and equipment. The minimum annual rental commitments under these leases are as follows:

(In millions)	
2003	$ 239
2004	228
2005	205
2006	187
2007	160
2008 and thereafter	843
Total	$1,862

Rental income from premises leased to others in the amount of $78 million in 2002, $77 million in 2001, and $80 million in 2000 has reduced occupancy expense. Rental expense under operating leases approximated $328 million in 2002, $332 million in 2001, and $384 million in 2000.

Note 22 – Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Corporation is a party to financial instruments containing credit and/or market risks that are not required to be reflected in the balance sheet. These financial instruments are primarily credit-related instruments. The Corporation has risk management policies to identify, monitor and limit exposure to credit, liquidity and market risks.

The following disclosures represent the Corporation's credit exposure, assuming that every counterparty to financial instruments with off-balance sheet credit risk fails to perform completely according to the terms of the contracts, and that the collateral and other security, if any, proves to be of no value to the Corporation.

This note does not address the amount of market losses the Corporation would incur if future changes in market prices make financial instruments with off-balance sheet market risk less valuable or more onerous. For a more detailed discussion of off-balance sheet activities see the "Off-Balance Sheet Activities" section beginning on page 75.

(a) Collateral and Other Security Arrangements

The credit risk of both on- and off-balance sheet financial instruments varies based on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, the Corporation generally determines the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer's creditworthiness. The Corporation may also receive comfort letters and oral assurances. The amount and type of collateral held to reduce credit risk varies but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds and other marketable securities that are generally held in the Corporation's possession or at another appropriate custodian or depository. This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. Additional collateral is requested when appropriate. Credit derivatives and credit insurance have also been purchased to further reduce the credit risk inherent in these contracts.

(b) Credit-Related Financial Instruments

Summarized credit-related financial instruments, including both commitments to extend credit and letters of credit are as follows:

For The Year Ended December 31,	2002	2001
(In billions)		
Unused credit card lines	**$337.5**	$299.3
Unused loan commitments	**134.8**	148.2
Commercial letters of credit	**0.5**	0.6

Since many of the unused commitments are expected to expire unused or be only partially used, the total amount of unused commitments in the preceding table does not necessarily represent future cash requirements.

Credit card lines allow customers to use a credit card to buy goods or services and to obtain cash advances. However, the Corporation has the right to change or terminate any terms or conditions of a customer's credit card account, upon notification to the customer. Loan commitments are agreements to make or acquire a loan or lease as long as the agreed-upon terms (e.g., expiry, covenants or notice) are met. The Corporation's commitments to purchase or extend loans help its customers meet their liquidity needs.

Commercial letters of credit are issued or confirmed to ensure payment of customers' payables or receivables in short-term international trade transactions. Generally, drafts will be drawn when the underlying transaction is consummated as intended. However, the short-term nature of this instrument serves to mitigate the risk associated with these contracts.

(c) Financial Guarantees

The following is a summary of instruments that are considered financial guarantees in accordance with FIN No. 45:

At December 31,	2002		2001	
(In billions)	**Contract Amount**	**Carrying Value**[3]	Contract Amount	Carrying Value[3]
Standby letters of credit and foreign office guarantees [1][2]	**$24.0**	**$0.2**	$19.4	$0.2
Loans sold with recourse	**4.7**	—	8.3	—
Swap guarantees	**0.2**	—	0.2	—
Asset purchase agreements[4]	**2.5**	—	2.6	—

(1) The contract amount of financial standby letters of credit and foreign office guarantees and performance standby letters of credit and foreign office guarantees totaled $20.4 billion and $3.6 billion and $15.6 billion and $3.8 billion at December 31, 2002 and 2001, respectively.

(2) Includes $7.1 billion at December 31, 2002, and $3.4 billion at December 31, 2001, participated to other institutions.

(3) The carrying value of financial guarantees includes amounts deferred and recognized in income over the life of the contract and amounts accrued for inherent losses in accordance with FASB Statement No. 5, "Accounting for Contingencies" ("FAS No. 5"). These amounts are generally reported in other liabilities, except the FAS No. 5 component related to standby letters of credit that is reported in the allowance for credit losses. See page 68, "Allowance for Credit Losses", for more information.

(4) Certain asset purchase agreements entered into in conjunction with the Corporation's asset backed finance conduit programs qualify as financial guarantees under this new accounting guidance due to the specific structure of certain of these agreements. For additional discussion of the asset purchase agreements and the related off-balance sheet exposures, see pages 75–77.

Standby letters of credit and foreign office guarantees are issued in connection with agreements made by customers to counterparties. If the customer fails to comply with the agreement, the counterparty may enforce the standby letter of credit or foreign office guarantee as a remedy. Credit risk arises from the possibility that the customer may not be able to repay the Corporation for standby letters of credit or foreign office guarantees.

The Corporation occasionally sells or securitizes loans with limited recourse. The recourse provisions require the Corporation to repurchase loans at par plus accrued interest upon a credit-related triggering event. Exposure to credit losses from these arrangements has been reduced with the purchase of credit insurance contracts that cover the majority of expected losses. Although expected losses are covered by insurance, the maximum exposure to credit losses is approximately the contract amount stated above.

The Corporation also sells put options that are considered a form of financial guarantee when the counterparties that purchase the contracts actually own the reference financial instrument (generally loans, commodities and equities). A put option sold by the Corporation provides the counterparty the right to sell (i.e., "put") the reference asset to the Corporation at a pre-determined price. The following table summarizes the Corporation's inventory of sold put options as of December 31, 2002, in which it is probable that the counterparty owns the reference financial instrument:

(In millions)	Contract Amount	Carrying Value
Loans	$1,371	$ 0.7
Commodities	351	7.7
Equities	50	13.2
Other	23	—

In the ordinary course of its business, the Corporation enters into contracts that contain indemnification provisions. These provisions require the Corporation to make payments to another party in the event that certain events occur. Many of these provisions call for the Corporation to indemnify the other party against loss in the event that the Corporation fails to perform its own obligations under the contract. These performance guarantees are not subject to disclosure. Other types of indemnification agreements that function as financial guarantees are considered to have remote risk of loss, historical loss experience is negligible and maximum exposure to loss is not possible to estimate due to the pervasive, yet low risk, nature of these agreements.

Note 23 – Fair Value of Financial Instruments

The Corporation is required to disclose the estimated fair value of its financial instruments in accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." These disclosures do not attempt to estimate or represent the Corporation's fair value as a whole. The disclosure excludes assets and liabilities that are not financial instruments as well as the significant unrecognized value associated with core deposits and credit card relationships.

Fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Estimated fair value amounts in theory represent the amounts at which financial instruments could be exchanged or settled in a current transaction between willing parties. In practice, however, this may not be the case due to inherent limitations in the methodologies and assumptions used to estimate fair value. For example, quoted market prices may not be realized because the financial instrument may be traded in a market that lacks liquidity; or a fair value derived using a discounted cash flow approach may not be the amount realized because of the subjectivity involved in selecting the underlying assumptions, such as projecting cash flows or selecting a discount rate. The fair value amount also may not be realized because it ignores transaction costs and does not include potential tax effects. The Corporation does not plan to dispose of, either through sale or settlement, the majority of its financial instruments at these estimated fair values.

	2002		2001	
(In millions)	**Carrying Value**	**Estimated Fair Value**	Carrying Value	Estimated Fair Value
Financial assets:				
Cash and other short-term financial instruments (a)	**$ 37,001**	**$ 37,001**	$ 28,017	$ 28,017
Trading assets (a)	**7,190**	**7,190**	6,167	6,167
Investment securities (b)	**67,643**	**67,643**	60,883	60,883
Loans (c)	**148,125**	**146,649**	156,733	154,619
Allowance for credit losses	**(4,525)**	**—**	(4,528)	—
Loans, net	**143,600**	**146,649**	152,205	154,619
Derivative product assets (f)	**4,273**	**4,273**	3,225	3,225
Financial instruments in other assets (a)	**1,315**	**1,315**	1,459	1,459
Financial liabilities:				
Deposits (d)	**170,008**	**171,312**	167,530	168,414
Securities sold not yet purchased (a)	**1,957**	**1,957**	1,237	1,237
Other short-term financial instruments (a)	**25,149**	**25,149**	23,003	23,003
Long-term debt [(1)] (e)	**43,234**	**46,090**	43,418	44,521
Derivative product liabilities (f)	**3,838**	**3,838**	2,574	2,574
Financial instruments in other liabilities (a)	**930**	**930**	1,273	1,273

(1) Includes trust preferred capital securities.

Estimated fair values are determined as follows:

(a) Financial Instruments Whose Carrying Value Approximates Fair Value

A financial instrument's carrying value approximates its fair value when the financial instrument has an immediate or short-term maturity (generally one year or less), or is carried at fair value. Quoted market prices or dealer quotes typically are used to estimate fair values of trading securities and securities sold under repurchase agreements.

(b) Investment Securities

Quoted market prices typically are used to estimate the fair value of debt investment securities. Quoted market prices for similar securities are used to estimate fair value when a quoted market price is not available for a specific debt investment security. See Note 1(f) "Investment Securities" on pages 84–85 for the methodologies used to determine the fair value of equity investment securities.

(c) Loans

The loan portfolio was segmented based on loan type, credit quality and repricing characteristics. Carrying values are used to estimate fair values of certain variable rate loans with no significant credit concerns and frequent repricing. A discounted cash flow method was used to estimate the fair value of other loans. Discounting was based on the contractual cash flows, and discount rates typically are based on the year-end yield curve plus a spread that reflects pricing on loans with similar characteristics. If applicable, prepayment assumptions are factored into the fair value determination based on historical experience and current economic and lending conditions.

Commitments to extend credit and letters of credit typically result in loans with a market interest rate when funded. The recorded book value of deferred fee income approximates the fair value.

(d) Deposits

The amount payable on demand at the report date is used to estimate the fair value of demand and savings deposits with no defined maturity. A discounted cash flow method is used to estimate the fair value of fixed-rate time deposits. Discounting was based on the contractual cash flows and the current rates at which similar deposits with similar remaining maturities would be issued, adjusted for servicing costs. Typically, the carrying value is used to estimate the fair value of floating-rate time deposits.

(e) Long-Term Debt

Quoted market prices or the discounted cash flow method was used to estimate the fair value of the Corporation's fixed-rate long-term debt. Discounting was based on the contractual cash flows and the current rates at which debt with similar terms could be issued. Typically, the carrying value is used to estimate the fair value of floating-rate long-term debt.

(f) Derivative Product Assets and Liabilities

Quoted market prices or valuation models that incorporate current market data inputs are used to estimate the fair value of derivative product assets and liabilities.

Note 24 – Related Party Transactions

Certain executive officers, directors and their related interests are loan customers of the Corporation. These loans in the aggregate were less than 5% of stockholders' equity at December 31, 2002, and 2001.

Note 25 – Pledged Assets

Assets having a book value of $56.9 billion as of December 31, 2002, and $70.3 billion as of December 31, 2001, were pledged as collateral for repurchase agreements, certain derivative instrument transactions, governmental and trust department deposits in accordance with federal and state requirements, and for other purposes required by law. The assets pledged generally were comprised of investment securities and loans. Of the total collateral pledged as of December 31, 2002, $3.2 billion of collateral, which was comprised of securities posted as collateral for repurchase agreements, were permitted to be sold or repledged by the secured party. The Corporation does not issue equity puts.

The Corporation's bank affiliates are required to maintain average noninterest-bearing cash balances, in accordance with Federal Reserve Board regulations. The average required reserve balances were $2.5 billion in 2002 and $2.3 billion in 2001.

Note 26 – Collateral Policy Related to Certain Asset Transfer Activity

It is the Corporation's policy to take possession of securities purchased under agreements to resell in order to secure the risk of counterparty nonperformance on a transaction. The Corporation monitors the fair value of the underlying securities as compared to the related receivable, including accrued interest, and adjusts the level of collateral as necessary. With respect to securities lent, the Corporation receives collateral to secure the risk of counterparty nonperformance in the form of cash or other collateral, in an amount generally in excess of the fair value of the lent securities. The Corporation monitors the fair value of the securities lent on a daily basis, and additional cash or securities are obtained as necessary. At December 31, 2002, and 2001, the fair value of collateral accepted by the Corporation in connection with these activities was $7.0 billion and $6.3 billion, respectively, of which, $6.6 billion and $5.9 billion, respectively, had been sold or repledged as of the balance sheet date.

The maximum outstanding amount of securities under resale agreements at any month end during 2002 and 2001, was $8.1 billion and $8.5 billion, respectively. The average oustanding amount of securities under resale agreements during 2002 and 2001 was $6.5 billion and $7.1 billion, respectively.

Note 27 – Contingent Liabilities

The Corporation and certain of its subsidiaries have been named as defendants in various legal proceedings, including certain class actions, arising out of the normal course of business or operations. In certain of these proceedings, which are based on alleged violations of consumer protection, securities, banking, insurance and other laws, rules or principles, substantial money damages are asserted against the Corporation and its subsidiaries. Since the Corporation and certain of its subsidiaries, which are regulated by one or more federal and state regulatory authorities, are the subject of numerous examinations and reviews by such authorities, the Corporation also is and will be, from time to time, normally engaged in various disagreements with regulators, related primarily to its financial services businesses. The Corporation has also received certain tax deficiency assessments. In view of the inherent difficulty of predicting the outcome of such matters, the Corporation cannot state what the eventual outcome of pending matters will be; however, based on current knowledge and after consultation with counsel, management does not believe that liabilities arising from these matters, if any, will have a material adverse effect on the consolidated financial position or results of operations of the Corporation.

Note 28 – Parent Company Only Condensed Financial Statements

Condensed Balance Sheets

At December 31,	**2002**	2001
(In millions)		
Assets		
Cash and due from banks:		
Bank subsidiaries	**$ 6**	$ 2
Interest-bearing due from banks:		
Bank subsidiaries	**7,128**	7,345
Securities purchased under resale agreements	**50**	30
Trading assets	**—**	5
Investment securities	**20**	17
Loans and receivables—subsidiaries:		
Bank subsidiaries	**5,304**	6,171
Nonbank subsidiaries	**7,096**	7,940
Investment in subsidiaries:		
Bank subsidiaries	**24,943**	22,670
Nonbank subsidiaries	**1,630**	1,630
Other assets	**834**	1,179
Total assets	**$47,011**	$46,989
Liabilities and Stockholders' Equity		
Short-term borrowings:		
Nonbank subsidiaries	**$ 63**	$ 68
Other	**457**	546
Long-term debt:		
Nonbank subsidiaries	**3,411**	3,419
Other	**19,407**	21,465
Other liabilities	**1,233**	1,265
Total liabilities	**24,571**	26,763
Stockholders' equity	**22,440**	20,226
Total liabilities and stockholders' equity	**$47,011**	$46,989

Condensed Income Statements

For The Year Ended December 31,	**2002**	2001	2000
(In millions)			
Operating Income			
Dividends:			
Bank subsidiaries	**$1,634**	$1,645	$ 1,775
Nonbank subsidiaries	**57**	209	762
Interest income:			
Bank subsidiaries	**289**	655	822
Nonbank subsidiaries	**316**	381	513
Other	**1**	3	22
Other income (loss):			
Bank subsidiaries	**1**	5	7
Other	**(11)**	(2)	19
Total operating income	**2,287**	2,896	3,920
Operating Expense			
Interest expense:			
Nonbank subsidiaries	**253**	234	161
Other	**943**	1,308	1,556
Merger and restructuring-related charges (reversals)	**(12)**	(12)	140
Salaries and employee benefits	**—**	(1)	52
Professional fees and services	**—**	2	4
Other expense	**5**	34	255
Total operating expense	**1,189**	1,565	2,168
Income before income taxes and cumulative effect of change in accounting principle and equity in undistributed net income (loss) of subsidiaries	**1,098**	1,331	1,752
Applicable income tax benefit	**(224)**	(202)	(197)
Income before cumulative effect of change in accounting principle and equity in undistributed net income (loss) of subsidiaries	**1,322**	1,533	1,949
Equity in undistributed net income (loss) of subsidiaries:			
Bank subsidiaries	**2,181**	1,300	(1,835)
Nonbank subsidiaries	**(208)**	(151)	(625)
Income (loss) before cumulative effect of change in accounting principle	**3,295**	2,682	(511)
Cumulative effect of change in accounting principle, net of taxes of ($25)	**—**	(44)	—
Net income (loss)	**$3,295**	$2,638	$ (511)

Note 29 – Continued–Parent Company Only Condensed Financial Statements

Condensed Statements of Cash Flows

For The Year Ended December 31,	2002	2001	2000
(In millions)			
Cash Flows from Operating Activities:			
Net income (loss)	**$ 3,295**	$ 2,638	$(511)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Equity in net income of subsidiaries	**(3,664)**	(3,003)	(77)
Cumulative effect of accounting change of subsidiaries	**—**	69	—
Dividends received from subsidiaries	**1,691**	1,854	2,537
Other operating adjustments	**1,123**	68	83
Net cash provided by operating activities	**2,445**	1,626	2,032
Cash Flows from Investing Activities:			
Net decrease (increase) in loans to subsidiaries	**1,550**	(435)	2,296
Net increase in capital investments in subsidiaries	**(262)**	(412)	(668)
Purchase of investment securities—available for sale	**(15)**	(79)	(1,095)
Proceeds from sales and maturities of investment securities—available for sale	**16**	189	1,321
Other, net	**(19)**	(30)	29
Net cash provided by (used in) investing activities	**1,270**	(767)	1,883
Cash Flows from Financing Activities:			
Net decrease in commercial paper and short-term borrowings	**(100)**	(624)	(181)
Proceeds from issuance of long-term debt	**1,854**	6,414	3,964
Redemption and repayment of long-term debt	**(4,375)**	(5,495)	(2,216)
Dividends paid	**(982)**	(991)	(1,222)
Proceeds from issuance of common and treasury stock	**292**	191	152
Purchase of treasury stock	**(617)**	(78)	(3)
Payment for redemption of preferred stock	**—**	(190)	—
Net cash (used in) provided by financing activities	**(3,928)**	(773)	494
Net (decrease) increase in cash and cash equivalents	**(213)**	86	4,409
Cash and cash equivalents at beginning of year	**7,347**	7,261	2,852
Cash and cash equivalents at end of year	**$ 7,134**	$ 7,347	$ 7,261
Other cash-flow disclosures:			
Interest paid	**$ 1,246**	$ 1,501	$ 1,620
Income tax received	**(539)**	(374)	(139)

Overnight money market loans, short-term investments and other sources of liquid assets exceeded the amount of commercial paper issued at December 31, 2001.

Note 30 – Quarterly Financial Data (Unaudited)

	2002[4][5]				2001			
	Fourth	**Third**	**Second**	**First**	Fourth	Third	Second	First
(In millions, except per share data, ratios, and headcount)								
Income Statement Data:								
Total revenue, net of interest expense	**$ 4,225**	**$ 4,180**	**$ 4,274**	**$ 4,152**	$ 4,207	$ 4,016	$ 3,846	$ 3,792
Net interest income–fully taxable-equivalent ("FTE") basis [1]	**2,192**	**2,235**	**2,078**	**2,235**	2,273	2,193	2,085	2,218
Noninterest income	**2,069**	**1,983**	**2,232**	**1,952**	1,972	1,853	1,791	1,607
Provision for credit losses	**628**	**587**	**607**	**665**	765	620	540	585
Noninterest expense	**2,383**	**2,415**	**2,438**	**2,345**	2,706	2,303	2,306	2,236
Income before cumulative effect of change in accounting principle	**842**	**823**	**843**	**787**	541	754	708	679
Net income	**842**	**823**	**843**	**787**	541	754	664	679
Per Common Share Data:								
Income before cumulative effect of change in accounting principle:								
Basic	**$ 0.73**	**$ 0.71**	**$ 0.72**	**$ 0.67**	$ 0.46	$ 0.64	$ 0.60	$ 0.58
Diluted	**0.72**	**0.70**	**0.71**	**0.67**	0.46	0.64	0.60	0.58
Net income:								
Basic	**$ 0.73**	**$ 0.71**	**$ 0.72**	**$ 0.67**	$ 0.46	$ 0.64	$ 0.57	$ 0.58
Diluted	**0.72**	**0.70**	**0.71**	**0.67**	0.46	0.64	0.56	0.58
Cash dividends declared	**0.21**	**0.21**	**0.21**	**0.21**	0.21	0.21	0.21	0.21
Book value	**19.28**	**18.79**	**18.37**	**17.81**	17.33	17.30	16.49	16.20
Balance Sheet Data – Ending Balances:								
Loans	**$148,125**	**$150,389**	**$147,728**	**$152,126**	$156,733	$164,251	$166,576	$171,427
Total assets	**277,383**	**274,187**	**270,343**	**262,947**	268,954	270,252	272,412	274,352
Deposits	**170,008**	**164,036**	**157,518**	**158,803**	167,530	162,385	164,299	163,555
Long-term debt [2]	**43,234**	**42,481**	**43,756**	**44,194**	43,418	44,361	41,693	42,197
Common stockholders' equity	**22,440**	**21,925**	**21,563**	**20,913**	20,226	20,192	19,261	18,876
Total stockholders' equity	**22,440**	**21,925**	**21,563**	**20,913**	20,226	20,382	19,451	19,066
Credit Quality Ratios:								
Net charge-offs to average loans	**1.65%**	**1.55%**	**1.62%**	**1.71%**	1.79%	1.37%	1.22%	1.13%
Allowance to period end loans	**3.20**	**3.17**	**3.19**	**3.06**	2.97	2.82	2.62	2.52
Nonperforming assets to related assets [3]	**2.38**	**2.48**	**2.65**	**2.58**	2.35	1.96	1.77	1.55
Financial Performance Ratios:								
Return on average assets	**1.24%**	**1.24%**	**1.32%**	**1.21%**	0.80%	1.13%	0.99%	1.02%
Return on average common equity	**15.0**	**14.8**	**15.7**	**15.3**	10.5	15.0	13.9	14.6
Net interest margin	**3.67**	**3.84**	**3.69**	**3.91**	3.84	3.70	3.50	3.71
Efficiency ratio	**55.9**	**57.3**	**56.6**	**56.0**	63.7	56.9	59.5	58.5
Capital Ratios:								
Risk-based capital:								
Tier 1	**9.9%**	**9.5%**	**9.4%**	**9.0%**	8.6%	8.4%	8.2%	7.8%
Total	**13.7**	**13.0**	**13.0**	**12.7**	12.2	11.7	11.6	11.2
Leverage	**8.9**	**9.0**	**9.1**	**8.6**	8.2	8.1	8.0	7.7
Common Stock Data:								
Average shares outstanding:								
Basic	**1,157**	**1,162**	**1,174**	**1,170**	1,166	1,168	1,166	1,163
Diluted	**1,166**	**1,171**	**1,184**	**1,179**	1,174	1,176	1,176	1,173
Stock price:								
High	**$ 40.05**	**$ 41.20**	**$ 42.53**	**$ 42.45**	$ 39.85	$ 38.95	$ 39.60	$ 39.85
Low	**32.59**	**32.90**	**37.02**	**34.56**	28.00	28.00	33.61	33.49
Close	**36.55**	**37.40**	**38.48**	**41.78**	39.05	31.47	35.80	36.18
Headcount	**73,685**	**73,535**	**73,579**	**73,864**	73,519	75,801	78,491	79,157

(1) Net interest income-FTE includes taxable equivalent adjustments of $36 million, $38 million, $36 million and $35 million for quarters ended December 31, 2002, September 30, 2002, June 30, 2002 and March 31, 2002, respectively. Net interest income-FTE includes taxable equivalent adjustments of $38 million, $30 million, $30 million and $33 million for quarters ended December 31, 2001, September 30, 2001, June 30, 2001 and March 31, 2001, respectively.

(2) Includes trust preferred capital securities.

(3) Related assets consist of loans outstanding, including loans held for sale, and other real estate owned.

(4) 2002 includes the addition of employees due to the consolidation of Paymentech, Inc. and Anexsys, LLC.

(5) Results include the effect of the consolidation of Paymentech, Inc. and Anexsys, LLC.

Management of BANK ONE CORPORATION and its subsidiaries (the "Corporation") is responsible for the preparation, integrity and fair presentation of its published financial reports. These reports include consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in the United States of America, using management's best judgment and all information available.

The consolidated financial statements of the Corporation have been audited by KPMG LLP, independent public accountants. Their accompanying report is based upon an audit conducted in accordance with standards established by the American Institute of Certified Public Accountants, including the related review of internal accounting controls and financial reporting matters. The Audit and Risk Management Committee of the Board of Directors, which consists solely of outside directors, meets at least quarterly with the independent auditors, Corporate Audit and representatives of management to discuss, among other things, accounting and financial reporting matters.

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures to ensure that information required to be disclosed in reports filed or submitted under Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. In addition to disclosure controls and procedures, management of the Corporation is responsible for establishing and maintaining an effective internal control structure, which provides reasonable, but not absolute, assurance of the safeguarding of assets against unauthorized acquisition, use or disposition. The Corporation maintains systems of controls that it believes are reasonably designed to provide management with timely and accurate information about the operations of the Corporation. This process is supported by an internal audit function along with the ongoing appraisal of controls by the Audit and Risk Management Committee. Both the Corporation's independent auditors and the internal audit function directly provide reports on significant matters to the Audit and Risk Management Committee. The Corporation's independent auditors, the internal audit function and the Audit and Risk Management Committee have free access to each other. Disclosure controls and procedures, internal controls, systems and corporate-wide processes and procedures are continually evaluated and enhanced.

Management of the Corporation evaluated its disclosure controls and procedures as of December 31, 2002. Based on this evaluation, the Principal Executive Officer and Principal Financial Officer each concludes that as of December 31, 2002, the Corporation maintained effective disclosure controls and procedures in all material respects, including those to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and is accumulated and communicated to management, including the Principal Executive Officer and the Principal Financial Officer, as appropriate to allow for timely disclosure. There have been no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to our most recent evaluation.

The Corporation is dedicated to maintaining a culture that reflects the highest standards of integrity and ethical conduct when engaging in its business activities. Management of the Corporation is responsible for compliance with various federal and state laws and regulations, and the Corporation has established procedures that are designed to ensure that management's policies relating to conduct, ethics and business practices are followed on a uniform basis.

BANK ONE CORPORATION

James Dimon
Chairman and Chief Executive Officer

Heidi Miller
Executive Vice President and Chief Financial Officer

Chicago, Illinois
January 16, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
BANK ONE CORPORATION:

We have audited the accompanying consolidated balance sheets of Bank One Corporation and subsidiaries ("the Corporation") as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated statements of income, stockholders' equity, and cash flows of the Corporation for the year ended December 31, 2000 have been audited by the Corporation's predecessor auditors, who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated January 17, 2001.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Chicago, Illinois
January 16, 2003

SELECTED STATISTICAL INFORMATION
BANK ONE CORPORATION and Subsidiaries

Common Stock and Stockholder Data: [1] [2]	**2002**	2001	2000	1999	1998
Market price:					
High for the year	**$42.53**	$39.85	$38.81	$63.13	$64.78
Low for the year	**32.59**	28.00	24.25	29.98	37.58
At year-end	**36.55**	39.05	36.63	32.00	51.06
Book value (at year-end)	**19.28**	17.33	15.90	17.34	17.31
Dividend payout ratio	**30%**	38%	N/M	57%	58%
Financial Ratios:					
Net income (loss) as a percentage of: [3]					
Average stockholders' equity	**15.2%**	13.4%	(2.6)%	17.0%	15.8%
Average common stockholders' equity	**15.2**	13.5	(2.6)	17.2	15.9
Average total assets	**1.3**	1.0	(0.2)	1.4	1.3
Average earning assets	**1.4**	1.1	(0.2)	1.6	1.5
Stockholders' equity at year-end as a percentage of:					
Total assets at year-end	**8.1**	7.5	6.9	7.5	7.9
Total loans at year-end	**15.1**	12.9	10.7	12.3	13.2
Total deposits at year-end	**13.2**	12.1	11.2	12.4	12.7
Average stockholders' equity as a percentage of:					
Average total assets	**8.2**	7.3	7.2	8.0	8.2
Average loans	**14.4**	11.6	11.4	13.0	12.7
Average deposits	**13.6**	12.0	12.0	13.2	13.1
Income to fixed charges: [4]					
Excluding interest on deposits	**2.8x**	2.0x	0.8x	2.3x	2.3x
Including interest on deposits	**1.9x**	1.4x	0.9x	1.6x	1.5x

N/M Not meaningful.

(1) There were 103,589 registered common stockholders of record as of December 31, 2002.

(2) The principal market for the Corporation's common stock is the New York Stock Exchange. The Corporation's common stock is also listed on the Chicago Stock Exchange.

(3) Does not include a deduction for preferred dividends.

(4) Results for the year ended December 31, 2000, were insufficient to cover fixed charges. The coverage deficiency was approximately $1.2 billion.

Corporate Headquarters
Bank One Corporation
1 Bank One Plaza
Chicago, IL 60670
(312) 732-4000

Company Information
Information on Bank One products and services is available on the Internet at the following websites:

www.bankone.com
Bank One's primary website

www.onegroup.com
Bank One's proprietary family of mutual funds

www.oneinvest.com
Bank One's online investment services and securities trading

www.cardmemberservices.com
Bank One's credit card company

Financial Information
Bank One annual reports, earnings and news releases, 10-K and 10-Q reports, and other financial information can be obtained by visiting the "About Bank One" section of our website at www.bankone.com.

You can also obtain the most recent financial information on Bank One by phoning our toll-free Corporate News and Shareholder Information Service at 877-ONE-FACT (877-663-3228).

Investor Relations
Analysts, portfolio managers, and other investors seeking additional financial information are welcome to contact:

Investor Relations
Bank One Corporation
1 Bank One Plaza
Mail Code IL1-0738
Chicago, IL 60670-0738
(312) 732-4812

Shareholder Relations and Information
Shareholders with questions regarding their stockholder account, dividends, stock transfer, lost certificates, or changes of address should contact the transfer agent at the address and applicable phone number below.

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
Telephone:
Inside the United States: (888) 764-5592
Outside the United States: (781) 575-2723
TDD/TTY (for the hearing impaired):
(800) 952-9245
Internet: www.equiserve.com

Stock Listing
The common stock is listed on the New York and Chicago stock exchanges and trades under the ticker symbol ONE.

Dividend Information
Dividends on the common stock, if declared by the Board of Directors, customarily are paid on January 1, April 1, July 1, and October 1.

Annual Meeting of Shareholders
The Annual Meeting of Shareholders will be held on Tuesday, April 15, 2003, at 9:30 a.m. (Chicago Time) in the Bank One Auditorium, located in the Plaza area of the corporate headquarters at 1 Bank One Plaza in Chicago.

Independent Public Accountants
KPMG LLP
303 East Wacker Drive
Chicago, IL 60601

Bank One will send its Annual Report on Form 10-K for 2002 filed with the Securities and Exchange Commission without charge to any shareholder who requests a copy in writing. Please send requests to: Bank One Corporation, Attn: Investor Relations, 1 Bank One Plaza, Mail Code IL1-0738, Chicago, IL 60670-0738.

BANK ONE